Filed Pursuant to Rule 424(b)(1)
Registration No. 333-147142

18,000,000 Shares

Burger King Holdings, Inc.
Common Stock

The selling stockholders named in this prospectus supplement are offering 18,000,000 shares of our common stock. We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “BKC.” On November 13, 2007, the closing price of our common stock, as reported by the NYSE Consolidated Tape, was $25.16 per share.

Investing in our common stock involves risks. See “Risk factors” beginning on page S-10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

		Underwriting	Proceeds to selling
		discounts and	stockholders,
	Price to public	commissions	before expenses

Per Share	$25.00	$0.875	$24.125
Total	$450,000,000	$15,750,000	$434,250,000

To the extent that the underwriters sell more than 18,000,000 shares of common stock, the underwriters have an option to purchase up to an additional 2,700,000 shares of common stock from the selling stockholders at the offering price less the underwriting discount. We will not receive any of the proceeds from a sale of the shares by the selling stockholders if the underwriters exercise their option to purchase additional shares of common stock.

The underwriters expect to deliver the shares against payment in New York, New York on November 19, 2007.
Goldman, Sachs & Co.
JPMorgan
Morgan Stanley
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Citi
Wachovia Securities
The Williams Capital Group, L.P.

Prospectus Supplement dated November 13, 2007
(To Prospectus dated November 5, 2007)

Prospectus Supplement

About this prospectus supplement

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement, the accompanying prospectus and any additional prospectus supplements or free writing prospectuses, if necessary. We have not authorized anyone to provide you with information that is different. This prospectus supplement is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus supplement or of any such shares of our common stock.

This document is in two parts. The first part is this prospectus supplement, which adds, updates and changes information contained in the accompanying prospectus and the information incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of shares of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

At varying places in this prospectus supplement and the accompanying prospectus, we refer you to other sections of the documents for additional information by indicating the caption heading of the other sections. The page on which each principal caption included in this prospectus supplement and the accompanying prospectus can be found is listed in the Table of contents on the preceding page. All cross-references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only where those offers and sales are permitted.

In this prospectus supplement, we rely on and refer to information regarding the restaurant industry, the quick service restaurant segment and the fast food hamburger restaurant category that has been prepared by the industry research firm NPD Group, Inc. (which prepares and disseminates Consumer Reported Eating Share Trends, or CREST data) or compiled from market research reports, research analyst reports and other publicly available information. All industry and market data that are not cited as being from a specified source are from internal analyses based upon data available from noted sources or other proprietary research and analysis.

S-i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference. This summary does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference carefully, including the risks of investing in our common stock discussed under “Risk factors” and the financial statements and notes. Unless we specifically state otherwise, the information in this prospectus supplement does not take into account the sale of up to 2,700,000 shares of common stock which the underwriters have the option to purchase from the selling stockholders.

On December 13, 2002, we acquired Burger King Corporation, which we refer to as “BKC”, through private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs Funds, or the “sponsors”. In this prospectus supplement, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Burger King Holdings, Inc. and its subsidiaries, including BKC, for all periods subsequent to our December 13, 2002 acquisition of BKC. All references to our “predecessor” refer to BKC and its subsidiaries for all periods prior to the acquisition, which operated under a different ownership and capital structure.

References to fiscal 2007, fiscal 2006 and fiscal 2005 in this prospectus supplement are to the fiscal years ended June 30, 2007, 2006 and 2005, respectively, and references to fiscal 2008 are to the fiscal year ending June 30, 2008. Unless otherwise stated, sales, sales growth, comparable sales growth and average restaurant sales are presented on a system-wide basis.

The King of Burgers

When the first Burger King® restaurant opened its doors back in 1954, our founders had a smart idea: serve great-tasting food fast and allow guests to customize their hamburgers their way. Much has changed in the half century since our founders sold the first Whopper® sandwiches in a Miami drive-up hamburger stand in 1957, but these core principles have remained.

We believe that the Burger King and Whopper brands are two of the world’s most widely-recognized consumer brands. These brands, together with our signature flame-broiled products and the Have It Your Way® brand promise, are among the strategic assets that set Burger King restaurants apart from other regional and national fast food hamburger restaurant, or FFHR, chains. Have It Your Way is increasingly relevant as consumers continue to demand personalization and choice over mass production. In a competitive industry, we believe we have differentiated ourselves through our attention to individual customers’ preferences by offering great tasting fresh food served fast and in a friendly manner and by recent advertising campaigns aimed at becoming a part of the popular culture.

We’re the world’s second largest fast food hamburger restaurant chain as measured by the number of restaurants and sales system-wide. As of September 30, 2007, we owned or franchised 11,290 restaurants in 69 countries and U.S. territories. The fast food hamburger restaurant category in the United States had annual sales of over $59 billion for the twelve-month period ended June 30, 2007, according to NPD Group, Inc.

Where We Started

Our founders sold Burger King Corporation to The Pillsbury Company in 1967, taking it from a small privately-held franchised chain to a subsidiary of a large food conglomerate. The Pillsbury Company was purchased by Grand Metropolitan plc, which, in turn, merged with Guinness plc to form Diageo plc, a British spirits company. In December 2002, Burger King Corporation was acquired by private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs Funds.

The sponsors focused on attracting an experienced management team, including our current Chief Executive Officer, John Chidsey, who joined the company in March 2004 and became our CEO in April 2006. The management team quickly developed and launched the “Go Forward” growth plan, a comprehensive plan guided by the following four principles: Grow Profitably (a market plan); Fund the Future (a financial plan); Fire-up the Guest (a product plan); and Working Together (a people plan).

In May 2006, we consummated our initial public offering and issued and sold 25 million shares of common stock and our sponsors sold 3.75 million shares of common stock at a price of $17.00 per share. Upon completion of the offering, our common stock became listed on the New York Stock Exchange under the symbol “BKC”. In February/March 2007, the private equity funds controlled by our sponsors sold 22 million shares of common stock at a price of $22.00 per share.

What We’ve Accomplished by Going Forward Together

Guided by our Go Forward growth plan and strong executive team leadership, we have implemented a number of strategic and operational initiatives that are generating growth in the U.S. and internationally as evidenced by:

•	fifteen consecutive quarters of positive system-wide comparable sales growth, our best comparable sales growth trend in more than a decade, including comparable sales growth of 5.9% for the first quarter of fiscal 2008;

•	fourteen consecutive quarters of positive comparable sales growth in the United States and Canada, including comparable sales growth of 6.6% for the first quarter of fiscal 2008;

•	all time high annual revenues in fiscal 2007 of $2.2 billion, a 9% increase from the prior year;

•	all time high average restaurant sales, or ARS, in fiscal 2007 of $1.19 million and $1.22 million for the trailing 12-month period ended September 30, 2007;

•	continued acceleration of worldwide restaurant growth with 441 new openings in fiscal 2007, a 26% increase from the prior year, and net growth of 154 units, over six times higher than the prior year;

•	restaurant openings in four new international markets during fiscal 2007: Japan, Indonesia, Poland and Egypt;

•	award-winning advertising and promotion programs focused on our core customers;

•	a robust pipeline of new products that generated sales of more than $5 billion in the past three years;

•	all time high guest satisfaction scores in fiscal 2007, as well as record speed of service and cleanliness scores;

•	introduction of the BKtm Breakfast Value Menu, the first such offering in the FFHR category, and continued improvement in extending hours of operations;

•	reduction in debt of $152 million since July 1, 2006 to $846 million as of September 30, 2007;

•	payment of three quarterly cash dividends as a public company of $0.0625 per share each; and

•	net income up 23% to $49 million and diluted earnings per share up 17% to $0.35 per share for the first quarter of fiscal 2008 compared to the same period in the prior year.

Why We Are “The King”

•	Distinctive brand with global platform: We believe that our Burger King and Whopper brands are two of the most widely-recognized consumer brands in the world. We have one of the largest restaurant networks in the world, with 11,290 restaurants operating in 69 countries and U.S. territories, of which 4,122 are located in our international markets. During fiscal 2007 our franchisees opened restaurants in four new international markets: Japan, Indonesia, Poland and Egypt. We believe that the demand for new international franchise restaurants is growing and that our global platform will allow us to leverage our established infrastructure to significantly increase our international restaurant count with limited incremental investment or expense.

•	Attractive business model: Approximately 90% of our restaurants are franchised, which is a higher percentage than our major competitors in the fast food hamburger restaurant category. We believe that our franchise restaurants will generate a consistent profitable royalty stream to us, with minimal ongoing capital expenditures or incremental expense by us. We also believe this will provide us with significant cash flow to reinvest in growing our brand and enhancing shareholder value. Although we believe that this restaurant ownership mix is beneficial to us, it also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.

•	Innovative marketing campaigns, creative advertising and strategic sponsorships: We utilize our successful marketing, advertising and sponsorships to drive sales and generate restaurant traffic. In June and July of 2007, our U.S. television advertisements ranked in the top position for “most liked” new ads for all national advertisers according to advertising industry researcher IAG. Our successful Xbox® gaming collection, comprised of three Xbox games featuring the “King”, sold more than 3.2 million copies, making it the best selling suite of video games of the 2006 holiday season. We are also reaching out to a broad spectrum of restaurant guests with mass appeal sports and entertainment sponsorships, such as the National Football League (NFL) and NASCAR and movie tie-ins such as Spider-Mantm 3 and The Simpsonstm Movie. As part of our promotion for The Simpsons Movie, we created www.simpsonizeme.com, an interactive website that converts photos of consumers into Simpsonized versions of themselves. In just one month, 25 million photos were uploaded, with over three quarters of a billion hits on our website as of November 5, 2007. As evidence of the popular relevance of our brand, Microsoft chose Burger King as the quick service restaurant, or QSR, promotional channel for the third installment of the popular video game franchise, Halo 3tm.

•	Experienced management team: We have a seasoned management team with significant relevant experience. John Chidsey, our Chief Executive Officer, has extensive experience in managing franchised and branded businesses, including the Avis Rent-A-Car and Budget Rent-A-Car systems, Jackson Hewitt Tax Services and PepsiCo. Russell Klein, our President, Global Marketing, Strategy and Innovation, has 29 years of retail and consumer marketing experience, including 7-Eleven Inc. Ben Wells, our Chief Financial Officer, has 30 years of finance experience, including at Compaq Computer Corporation and British Petroleum. In addition, other members of our management team have worked at Frito Lay, McDonald’s, Pillsbury, Taco Bell and Wendy’s. The core of our management team has been working together since 2004.

Our Way Going Forward

•	Drive further sales growth: We remain focused on achieving our comparable sales and average restaurant sales targets and potential. Essential components of this strategy are:

•	Enhancing the guest experience — our key guest satisfaction and operations metrics were at all-time highs in fiscal 2007 and we intend to further improve these metrics;

•	Reducing hours of operation gap — we have implemented initiatives to reduce the gap between our hours of operation and those of our competitors, which we believe will increase comparable sales and average restaurant sales in U.S. restaurants; and

•	Increasing emphasis on company restaurant remodelings and rebuilds — we believe that increased capital expenditures dedicated to company restaurant remodels and rebuilds will result in higher sales in these restaurants and yield strong cash on cash returns.

•	Enhance restaurant profitability: We believe that significant opportunities exist to enhance restaurant profitability by better utilizing our fixed cost base, and continuing to explore ways to reduce variable costs. For example, in the first quarter of fiscal 2008 we experienced lower utility costs in our company restaurants in the U.S. and Canada generated in part from the recent installation of the new flexible batch broiler. These savings should help to offset potential labor and commodity cost increases.

•	Expand our large international platform: We intend to leverage our substantial international infrastructure to expand our franchise network and restaurant base. Internationally we are much smaller than our largest competitor, and, therefore, we believe we have significant growth opportunities. We have developed a detailed global development plan to accelerate worldwide growth over the next five years. We expect to focus our expansion plans on (1) under-penetrated markets where we already have an established presence, such as Germany, Spain and Mexico; (2) markets in which we have a small presence, but which we believe offer significant development opportunities, such as Brazil, China and Italy; and (3) financially attractive new markets such as Japan and Indonesia, where our new franchisees have recently opened restaurants, and countries in the Middle East, Eastern Europe and the Mediterranean region. For example, we believe that our successful entry into Brazil where in two and a half years we have recruited seven new franchisees and opened 36 restaurants in 14 cities validates the opportunities that exist for us in rapidly developing international markets.

•	Accelerate our new restaurant development: The expansion of our restaurant network and an increase in the number of new restaurants are key ingredients in our growth plan. We expect that most of our new restaurant growth will come from franchisees. Consequently, we believe that providing our franchisees with a development process that is streamlined, financially flexible and capital-efficient will accelerate the pace of restaurant development. As part of this strategy, we developed new, smaller restaurant designs that reduce the level of capital investment required, while also addressing a change in consumer preference from dine-in to drive-thru (as of June 30, 2007, 62% of U.S. company restaurant sales were made in the drive-thru). These smaller restaurant models reduce average building costs by approximately 25% and are anticipated to reduce utility and other operating expenses. We are also actively pursuing co-branding and site sharing programs to reduce initial investment expense and have begun testing a turn-key development assistance program that reduces the time and uncertainty associated with new builds.

•	Employ innovative marketing strategies and expand product offerings: We intend to continue to employ innovative and creative marketing strategies to increase our restaurant traffic and comparable sales. We intend to launch new products to fill gaps in our breakfast, dessert and snack menu offerings, offer more choices to our guests and enhance the price/value proposition of our products with offerings such as the BK Value Menu and the BK Breakfast Value Menu (the first national breakfast value menu in the FFHR category). In addition, we intend to roll-out several new and limited time offer products in fiscal 2008.

Ownership by sponsors

Our principal stockholders are the private equity funds controlled by the sponsors. As of September 30, 2007, these funds beneficially owned approximately 58% of our outstanding common stock. Following completion of this offering, these funds will beneficially own approximately 45.1% of our common stock, or 43.1% if the underwriters’ option to purchase additional shares is fully exercised. As a result, we will no longer be a “controlled company” within the meaning of the New York Stock Exchange rules upon completion of this offering. Please refer to the discussion under “Risk factors” for a description of the impact of us ceasing to be a “controlled company.”

Our headquarters

Our global headquarters are located at 5505 Blue Lagoon Drive, Miami, Florida 33126. Our telephone number is (305) 378-3000. Our website is accessible through www.burgerking.com or www.bk.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus supplement.

Burger King®, Whopper®, Double Whopper®, Have It Your Way®, Tendercrisp®, Burger King Bun Halves and Crescent Logo, BK tm Value Menu, BK tm Breakfast Value Menu, BK tm Stacker and Chick’N Crisptm are protected under applicable intellectual property laws and are the property of Burger King Brands, Inc., an indirect wholly-owned subsidiary of Burger King Holdings, Inc. Other registered trademarks referred to in this prospectus supplement are the property of their respective owners.

The offering

Common stock offered by the selling stockholders	18,000,000 shares(1)

Common stock to be outstanding after this offering	135,213,331 shares(2)

Voting Rights	One vote per share.

Use of Proceeds	We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

New York Stock Exchange Symbol	BKC

Risk Factors	See “Risk factors” and the other information included in and incorporated by reference into this prospectus supplement for a discussion of the factors you should consider carefully before deciding to invest in shares of our common stock.

(1)	Excludes 2,700,000 shares that may be sold by the selling stockholders upon exercise of the underwriters’ option to purchase additional shares.

(2)	This amount reflects the number of shares of common stock outstanding as of November 1, 2007. Excludes 7,753,679 shares of our common stock issuable upon the exercise of non-qualified stock options or the settlement of restricted stock unit awards, performance-based restricted stock awards and deferred stock unit awards outstanding as of September 30, 2007 of which options to purchase 2,502,615 shares were exercisable as of September 30, 2007. In addition, as of September 30, 2007, (i) 1,567,646 shares of our common stock remain to be awarded under the Burger King Holdings, Inc. Equity Incentive Plan and (ii) 5,667,110 shares of our common stock remain to be awarded under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. As of November 1, 2007, we have granted stock options, restricted stock awards and performance based restricted stock awards covering a total of 13,073, 18,112 and 4,662 shares of our common stock, respectively, in the second quarter of fiscal 2008.

Summary consolidated financial and other data

The following summary consolidated financial and other data should be read in conjunction with, and are qualified by reference to, the disclosures set forth under “Management’s discussion and analysis of financial condition and results of operations” as well as in the consolidated financial statements and their notes. The summary consolidated income statement data for the years ended June 30, 2005, 2006 and 2007 have been derived from our audited, consolidated financial statements incorporated by reference into this prospectus supplement. The summary consolidated income statement data for the three months ended September 30, 2006 and 2007 and the balance sheet data as of September 30, 2007 have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement, and include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of the interim periods. The data shown below are not necessarily indicative of future results. The other operating data for the fiscal years ended June 30, 2005, 2006 and 2007 and for the three months ended September 30, 2006 and 2007 have been derived from our internal records. The information presented below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited condensed consolidated financial statements and related notes and other financial information incorporated by reference into this prospectus supplement.

	For the fiscal year ended			For the three months ended
	June 30,			September 30,
	2005	2006	2007	2006	2007

	(In millions, except per share data)

Income Statement Data:
Total revenues	$1,940	$2,048	$2,234	$546	$602

Total company restaurant expenses	1,195	1,296	1,409	343	373
Selling, general and administrative expenses(1)	487	488	474	112	119
Property expenses	64	57	61	16	14
Fees paid to affiliates(2)	9	39	—	—	—
Other operating (income) expenses, net	34	(2)	(1)	(7)	—

Total operating costs and expenses	$1,789	$1,878	$1,943	$464	$506

Income from operations	151	170	291	82	96
Interest expense, net	73	72	67	17	16
Loss on early extinguishment of debt	—	18	1	1	—
Income before income taxes	78	80	223	64	80
Income tax expense	31	53	75	24	31

Net income	$47	$27	$148	$40	$49

Earnings per share(3):
Basic	$0.44	$0.24	$1.11	$0.30	$0.36
Diluted	$0.44	$0.24	$1.08	$0.30	$0.35
Weighted average shares outstanding:
Basic	106.5	110.3	133.9	133.1	135.2
Diluted	106.9	114.7	136.8	135.9	137.7

	For the fiscal year ended			For the three months ended
	June 30,			September 30,
	2005	2006	2007	2006	2007

	(In millions)

Other Financial Data:
Net cash provided by (used for) operating activities	$218	$74	$117	$(47)	$41
Net cash used for investing activities	(5)	(74)	(84)	(15)	(15)
Net cash used for financing activities	(2)	(173)	(127)	(51)	(39)
Capital expenditures	93	85	87	13	23
EBITDA(4)	$225	$258	$380	$104	$117

As of September 30,
Balance Sheet Data:	2007

(In millions)

Cash and cash equivalents	$162
Total assets	2,530
Total debt and capital lease obligations	920
Total liabilities	1,783
Total stockholders’ equity	$747

	For the fiscal year ended June 30,			For the three months ended September 30,
	2005	2006	2007	2006	2007

Other Operating Data:
Comparable sales growth(5)(6)	5.6%	1.9%	3.4%	2.4%	5.9%
Average restaurant sales (in thousands)	$1,104	$1,126	$1,193	$300	$327
Sales growth(5)	6.1%	2.1%	4.9%	4.0%	8.5%
Company restaurants:
United States and Canada	844	878	897	882	901
EMEA/APAC(7)	283	293	329	296	311
Latin America(8)	60	69	77	70	77

Total company restaurants	1,187	1,240	1,303	1,248	1,289
Franchise restaurants:
United States and Canada	6,876	6,656	6,591	6,639	6,581
EMEA/APAC(7)	2,373	2,494	2,563	2,499	2,581
Latin America(8)	668	739	826	758	839

Total franchise restaurants	9,917	9,889	9,980	9,896	10,001

Total restaurants	11,104	11,129	11,283	11,144	11,290

	For the fiscal year ended June 30,			For the three months ended September 30,
	2005	2006	2007	2006	2007

Segment Data:
Company restaurant revenues (in millions):
United States and Canada	$923	$1,032	$1,082	$271	$290
EMEA/APAC(7)	435	428	515	119	135
Latin America(8)	49	56	61	15	16

Total company restaurant revenues	$1,407	$1,516	$1,658	$405	$441

Company restaurant margin(9):
United States and Canada	14.2%	14.1%	15.3%	14.8%	15.3%
EMEA/APAC(7)	15.2%	13.9%	13.0%	15.2%	14.4%
Latin America(8)	30.6%	26.6%	25.9%	25.3%	23.8%
Total company restaurant margin	15.1%	14.5%	15.0%	15.3%	15.3%
Franchise revenues (in millions):
United States and Canada	$269	$267	$284	$70	$79
EMEA/APAC(7)	114	119	135	33	41
Latin America(8)	30	34	41	10	11

Total franchise revenues	$413	$420	$460	$113	$131

Franchise sales (in millions)(10)	$10,817	$10,903	$11,574	$2,914	$3,226

Income from operations (in millions):
United States and Canada	$255	$295	$336	$87	$97
EMEA/APAC(7)	36	62	54	20	20
Latin America(8)	25	29	35	8	9
Unallocated(11)	(165)	(216)	(134)	(33)	(30)

Total income from operations	$151	$170	$291	$82	$96

(1)	Includes compensation expense and taxes related to the compensatory make-whole payment made on February 21, 2006 to holders of our options and restricted stock unit awards, primarily members of senior management.

(2)	Fees paid to affiliates consist of management fees we paid to the sponsors under a management agreement. Fees paid to affiliates in fiscal 2006 also include a $30 million fee that we paid to terminate the management agreement with our sponsors upon completion of our initial public offering, which we refer to as the sponsor management termination fee.

(3)	Earnings per share is calculated using whole dollars and shares.

(4)	EBITDA is defined as earnings (net income) before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes that EBITDA is a useful measure as it incorporates certain operating drivers of our business such as sales growth, operating costs, selling, general and administrative expenses and other income and expense. Capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. EBITDA is also one of the measures used by us to calculate incentive compensation for management and corporate-level employees.

While EBITDA is not a recognized measure under generally accepted accounting principles (“GAAP”), management uses it to evaluate and forecast our business performance. This non-GAAP financial measure has certain material limitations, including:

• it does not include interest expense, net. Because we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense has material limitations;

• it does not include depreciation and amortization expenses. Because we use capital assets, depreciation and amortization are a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expenses has material limitations; and

• it does not include provision for taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

Management believes that EBITDA provides both management and investors with a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future.

EBITDA is not intended to be a measure of liquidity or cash flows from operations nor a measure comparable to net income.

The following table is a reconciliation of our net income to EBITDA:

	For the fiscal year ended June 30,			For the three months ended September 30,
	2005	2006	2007	2006	2007

	(In millions)

Net income	$47	$27	$148	$40	$49
Interest expense, net	73	72	67	17	16
Loss on early distinguishment of debt	—	18	1	1	—
Income tax expense	31	53	75	24	31

Income from operations	151	170	291	82	96
Depreciation and amortization	74	88	89	22	21

EBITDA	$225	$258	$380	$104	$117

This presentation of EBITDA may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

(5)	Comparable sales growth and sales growth are analyzed on a constant currency basis, which means they are calculated using the same exchange rate over the periods under comparison, to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trends, without distortion from the effect of foreign currency movements. Sales growth includes sales at company restaurants and franchise restaurants. Unless otherwise stated, sales, sales growth, comparable sales growth and average restaurant sales are presented on a system-wide basis. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales. See “Management’s discussion and analysis of financial condition and results of operations — Key business measures.”

(6)	Comparable sales growth refers to the change in restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. Comparable sales growth includes sales at company restaurants and franchise restaurants. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(7)	Refers to our operations in Europe, the Middle East, Africa and Asia Pacific.

(8)	Refers to our operations in Mexico, Central and South America, the Caribbean and Puerto Rico.

(9)	Calculated using dollars expressed in hundreds of thousands.

(10)	Franchise sales represent sales at franchise restaurants and revenue to our franchisees. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(11)	Unallocated includes corporate support costs in areas such as facilities, finance, human resources, information technology, legal, marketing and supply chain management.

Risk factors

You should carefully consider the following risks related to investing in our shares of common stock and all of the other information set forth in, or incorporated by reference into, this prospectus supplement (including the risks set forth under “Risk factors” in our annual report on Form 10-K and which we incorporate herein by reference) before deciding to invest in shares of our common stock. The following risks, and the risks incorporated by reference into this prospectus supplement, comprise all the material risks of which we are aware; however, these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business or financial performance. If any of the events or developments described below or incorporated by reference into this prospectus supplement actually occurred, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock would likely decline, and you would lose all or part of your investment in our common stock.

Risks related to investing in our stock

The price of our common stock may be volatile and you may not be able to sell your shares at or above the offering price.

We completed our initial public offering in May 2006. An active and liquid public market for our common stock may not continue to develop or be sustained. Since our initial public offering, the price of our common stock, as reported by the New York Stock Exchange, has ranged from a low of $12.41 on August 1, 2006 to a high of $27.73 on November 2, 2007. Some specific factors that may have a significant effect on the market price of our common stock include:

•	variations in our or our competitors’ actual or anticipated operating results;

•	our or our competitors’ growth rates;

•	our or our competitors’ introduction of new locations, menu items, concepts, or pricing policies;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that follow our stock;

•	changes in the conditions in the restaurant industry, the financial markets or the economy as a whole;

•	substantial sales of our common stock;

•	announcements of investigations or regulatory scrutiny of our operations or lawsuits filed against us; and

•	changes in accounting principles.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may therefore be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Our current principal stockholders will continue to own a significant amount of our voting stock and have certain contractual rights to appoint directors after this offering, which will allow them to control substantially all matters requiring stockholder approval.

Upon the completion of this offering, the private equity funds controlled by the sponsors will together beneficially own approximately 45.1% of our outstanding common stock (or 43.1% if the underwriters exercise their option to purchase additional shares). In addition, we expect that six of our thirteen directors following this offering will continue to be representatives of the private equity funds controlled by the sponsors. Following this offering, each sponsor will retain the right to nominate two directors, subject to reduction and elimination as the stock ownership percentage of the private equity funds controlled by the applicable sponsor declines. In addition, with respect to each committee of our board other than the audit committee, each sponsor will retain the right to appoint at least one director to each committee, for sponsor directors to constitute a majority of the membership of each committee and for the chairman of each committee to be a sponsor director until the private equity funds controlled by the sponsors collectively own less than 30% of our outstanding common stock. As a result, these private equity funds will continue to have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders, regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. For more information, see the description of our shareholders’ agreement with the private equity funds controlled by the sponsors in the accompanying prospectus.

Although we will not be a “controlled company” within the meaning of the New York Stock Exchange rules upon the completion of this offering, during the one-year transition period, we may continue to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of other companies.

After the completion of this offering, the private equity funds controlled by the sponsors will collectively own less than 50% of the total voting power of our common stock and we will no longer be a “controlled company” under the New York Stock Exchange, or NYSE, corporate governance listing standards. The NYSE rules require that each of our compensation committee and our nominating and corporate governance committee has one independent director upon the completion of this offering, a majority of independent directors within 90 days and only independent directors within one year. In addition, a majority of our board members must be independent within one year. Our board has made independence determinations with respect to one member of our compensation committee and our nominating and corporate governance committee, and will make independence determinations with respect to our remaining directors within the transition periods discussed above. During the transition periods, we are entitled to continue utilizing certain exemptions under the NYSE standards that free us from the obligation to comply with certain NYSE corporate governance requirements, including the requirements:

•	that a majority of our board of directors consist of independent directors;

•	that we have a nominating and governance committee that is composed entirely of independent directors; and

•	that we have a compensation committee that is composed entirely of independent directors.

If we decide to use certain of the “controlled company” exemptions during the transition periods, you will not have the same protection afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Your percentage ownership in us may be diluted by future issuances of capital stock, which could reduce your influence over matters on which stockholders vote.

Our board of directors has the authority, without action or vote of our stockholders, to issue all or any part of our authorized but unissued shares of common stock, including shares issuable upon the exercise of options, or shares of our authorized but unissued preferred stock. Issuances of common stock or voting preferred stock would reduce your influence over matters on which our stockholders vote, and, in the case of issuances of preferred stock, would likely result in your interest in us being subject to the prior rights of holders of that preferred stock.

Future sales of our common stock, or the perception that such sales might occur, may cause the market price of shares of our common stock to decline.

Sales of a substantial number of shares of our common stock, or the perception that such sales might occur, following this offering, could cause the market price of our common stock to decline. The shares of our common stock outstanding prior to this offering will be eligible for sale in the public market at various times in the future. We, all of our executive officers, directors and each of the sponsors have agreed, subject to certain exceptions, not to sell any shares of our common stock for a period of 90 days after the pricing date without the prior written consent of Goldman, Sachs & Co. However once this lock-up has expired these shares will be eligible to be sold in the public market, subject to the securities laws. Upon termination of the lock-up, the private equity funds controlled by the sponsors will have approximately 61.0 million shares, or 58.3 million shares if the underwriters’ option to purchase additional shares is fully exercised, all of which are subject to registration rights. For more information, see “Underwriting.”

A “change in control,” as defined in our senior secured credit facility, would be an event of default of the facility.

Under our senior secured credit facility, a “change in control” occurs if any person or group, other than the private equity funds controlled by the sponsors, acquires more than (1) 25% of our equity value and (2) the equity value controlled by the sponsors. A change in control is an event of default under our senior secured credit facility. As a result of this offering the sponsors will control, in the aggregate, 45.1% of our equity value, or 43.1% if the underwriters’ option to purchase additional shares is fully exercised, and it would be possible for another person or group to effect a “change in control” without our consent. If a change in control were to occur, the banks would have the ability to terminate any commitments under the facility and/or accelerate all amounts outstanding. We may not be able to refinance such outstanding commitments on commercially reasonable terms, or at all. If we were not able to pay such accelerated amounts, the banks under the senior secured credit facility would have the right to foreclose on the stock of BKC and certain of its subsidiaries.

Provisions in our certificate of incorporation could make it difficult for a third party to acquire us and could discourage a takeover and adversely affect existing stockholders.

Our certificate of incorporation authorizes our board of directors to issue up to 10,000,000 shares of preferred stock and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by our stockholders. The rights of the holders of shares of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of our preferred stock that may be issued in the future. The issuance of preferred shares could have the effect of delaying, deterring or preventing a change in control and could adversely affect the voting power or economic value of your shares.

Special note regarding forward-looking statements

Certain statements made in this prospectus supplement that reflect management’s expectations regarding future events and economic performance are forward-looking in nature and, accordingly, are subject to risks and uncertainties. These forward-looking statements include statements regarding our intent to focus on sales growth and profitability and expand our international network; our beliefs and expectations regarding our company restaurant remodeling and rebuilding plans and our ability to increase sales in these restaurants and generate strong cash on cash returns; our beliefs and expectations regarding comparable sales and average restaurant sales; our beliefs and expectations regarding franchise restaurants, including their growth potential, their generation of a consistent profitable royalty stream to us with minimal ongoing capital expenditures and our expectations regarding franchisee distress; our expectations regarding opportunities to enhance restaurant profitability and margin improvement; our intention to improve certain operations metrics; our intention to continue to employ innovative and creative marketing strategies, including the launching of new and limited time offer products in fiscal 2008; our exploration of initiatives to reduce the initial investment expense, time and uncertainty of new builds; our estimates regarding our liquidity, capital expenditures and sources of both, and our ability to fund future operations and obligations; our expectations regarding restaurant openings/closures and increasing net restaurant count; our beliefs regarding sales performance in the U.K.; our estimates regarding the fulfillment of certain volume purchase commitments; our beliefs regarding the effects of the realignment of our European and Asian businesses; our intention to renew hedging contracts; and our expectations regarding the appointment of additional independent directors. These forward-looking statements are only predictions based on our current expectations and projections about future events. Important factors could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements.

These factors include those risk factors set forth in filings with the Securities and Exchange Commission (“SEC”), including our annual and quarterly reports, and the following:

•	Our ability to compete domestically and internationally in an intensely competitive industry;

•	Our ability to successfully implement our international growth strategy;

•	Risks related to our international operations;

•	Our continued relationship with, and the success of, our franchisees;

•	Our continued ability, and the ability of our franchisees, to obtain suitable locations and financing for new restaurant development;

•	Increases in our operating costs, including cost of food and paper products, energy costs and labor costs;

•	Risks related to our business in the U.K., which may continue to experience operating losses, restaurant closures and franchisee financial distress;

•	Changes in consumer preferences and consumer discretionary spending;

•	The effectiveness of our marketing and advertising programs and franchisee support of these programs;

•	Risks relating to franchisee financial distress, which could result in, among other things, restaurant closures, delayed or reduced payments to us of royalties and rents and increased exposure to third parties;

•	Risks related to the renewal of franchise agreements by our franchisees;

•	Risks related to the loss of any of our major distributors, particularly in those international markets where we have a single distributor, and interruptions in the supply of necessary products to us;

•	Changes in consumer perceptions of dietary health and food safety and negative publicity relating to our products;

•	Our ability to retain or replace executive officers and key members of management with qualified personnel;

•	Our ability to realize our expected tax benefits from the realignment of our European and Asian businesses;

•	Our ability to utilize foreign tax credits to offset our U.S. income taxes due to continuing or increasing losses in the U.K. and other factors and risks related to the impact of changes in statutory tax rates in foreign jurisdictions on our deferred taxes;

•	Fluctuations in international currency exchange and interest rates;

•	Risks related to a change in control under our senior secured credit facility;

•	Changes in demographic patterns of current restaurant locations;

•	Our ability to adequately protect our intellectual property;

•	Adverse legal judgments, settlements or pressure tactics; and

•	Adverse legislation or regulation.

These risks are not exhaustive and may not include factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We do not undertake any responsibility to update any of these forward-looking statements to conform our prior statements to actual results or revised expectations.

Use of proceeds

We will not receive any proceeds from the sale of our common stock by the selling stockholders.

Market price of our common stock

Our common stock has been listed on the New York Stock Exchange under the symbol “BKC” since May 18, 2006. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low sales prices of our common stock on the New York Stock Exchange.

2006	High	Low

Fourth Quarter (commencing May 18, 2006)	$19.45	$15.48

2007	High	Low

First Quarter	$16.64	$12.41
Second Quarter	$21.28	$15.46
Third Quarter	$22.84	$19.67
Fourth Quarter	$27.04	$21.53

2008	High	Low

First Quarter	$27.00	$22.21
Second Quarter (through November 13, 2007)	$27.93	$24.95

A recent reported closing price for our common stock is set forth on the cover page of this prospectus supplement. The Bank of New York Mellon is the transfer agent and registrar for our common stock. On November 1, 2007, we had 194 holders of record of our common stock.

Dividend policy

Although we do not have a dividend policy, we have elected to pay the following quarterly cash dividends because we have generated strong cash flow over the past year, and we expect our cash flow to continue to strengthen.

	March 15,	June 28,	September 28,
Date Paid	2007	2007	2007

Amount of dividend per share	$.0625	$.0625	$.0625

On February 21, 2006, we paid an aggregate cash dividend of $367 million to holders of record of our common stock on February 9, 2006. At the same time, we paid a compensatory make-whole payment of $33 million to holders of our options and restricted stock unit awards, primarily members of senior management. This compensatory make-whole payment was recorded as compensation expense in the third quarter of fiscal 2006. We did not declare or pay any cash dividends on our common stock during the fiscal year ended June 30, 2005.

The terms of our credit facility limit our ability to pay cash dividends in certain circumstances. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our credit facility. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors.

Capitalization

The following table sets forth our capitalization as of September 30, 2007. This table should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and notes thereto incorporated by reference into this prospectus supplement.

September 30, 2007
(Unaudited)

(In millions, except
share amounts)

Cash and cash equivalents	$162

Short-term debt and capital leases	$5
Long-term debt	846
Long-term capital leases	69
Stockholders’ equity:
Common stock, $0.01 par value per share, 300,000,000 shares authorized, 135,162,087 shares issued and outstanding(1)	1
Restricted stock units	3
Additional paid-in capital	577
Retained earnings	175
Accumulated other comprehensive income	1
Treasury stock, at cost	(10)

Total stockholders’ equity	$747

Total capitalization	$1,667

(1)	Excludes 7,753,679 shares of our common stock issuable upon the exercise of non-qualified stock options or the settlement of restricted stock unit awards, performance-based restricted stock awards and deferred stock unit awards outstanding as of September 30, 2007, of which options to purchase 2,502,615 shares were exercisable as of September 30, 2007. In addition, as of September 30, 2007, (i) 1,567,646 shares of our common stock remain to be awarded under the Burger King Holdings, Inc. Equity Incentive Plan and (ii) 5,667,110 shares of our common stock remain to be awarded under the Burger King Holdings, Inc. 2006 Omnibus Incentive Plan. As of November 1, 2007, we have granted stock options, restricted stock awards and performance based restricted stock awards covering a total of 13,073, 18,112 and 4,662 shares of our common stock, respectively, in the second quarter of fiscal 2008.

Selected consolidated financial and other data

On December 13, 2002, we acquired BKC through private equity funds controlled by the sponsors. In this prospectus supplement, unless the context otherwise requires, all references to “we”, “us” and “our” refer to Burger King Holdings, Inc. and its subsidiaries (“BKH”), including BKC, for all periods subsequent to our December 13, 2002 acquisition of BKC. All references to our “predecessor” refer to BKC and its subsidiaries for all periods prior to the acquisition, which operated under a different ownership and capital structure. In addition, the acquisition was accounted for under the purchase method of accounting and resulted in purchase accounting allocations that affect the comparability of results of operations between periods before and after the acquisition.

The following tables present selected consolidated financial and other data for us for each of the periods indicated. The selected historical financial data as of June 30, 2003, 2004, 2005, 2006 and 2007 and for the period December 13, 2002 to June 30, 2003, and for the fiscal years ended June 30, 2004, 2005, 2006 and 2007 have been derived from our audited financial statements and the notes thereto. The selected historical financial data for our predecessor for the period July 1, 2002 to December 12, 2002 have been derived from the audited consolidated financial statements and notes thereto of our predecessor. The combined financial data for the combined fiscal year ended June 30, 2003 have been derived from the audited consolidated financial statements and notes thereto of our predecessor and us. The combined financial data have not been audited on a combined basis, do not comply with generally accepted accounting principles and are not intended to represent what our operating results would have been if the acquisition of BKC had occurred at the beginning of the period. The selected historical financial data as of September 30, 2006 and 2007 and for the three months ended September 30, 2006 and 2007 have been derived from our unaudited condensed consolidated financial statements and the notes thereto incorporated by reference into this prospectus supplement. The other operating data for the fiscal years ended June 30, 2005, 2006 and 2007 and for the three months ended September 30, 2006 and 2007 have been derived from our internal records.

The selected consolidated financial and other operating data presented below contain all normal recurring adjustments that, in the opinion of management, are necessary to present fairly our financial position and results of operations as of and for the periods presented. The selected historical consolidated financial and other operating data included below and elsewhere in this prospectus supplement are not necessarily indicative of future results. The information presented below should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and our audited and unaudited condensed consolidated financial statements and related notes and other financial information incorporated by reference into this prospectus supplement.

	Predecessor		BKH
	For the		For the	Combined
	period		period from	twelve
	from July 1,		December 13,	months		BKH
	2002 to		2002 to	ended		For the fiscal year ended				For the three months ended
	December 12,		June 30,	June 30,		June 30,				September 30,
	2002		2003	2003		2004	2005	2006	2007	2006	2007

	(In millions, except per share data)

Income Statement Data:
Revenues:
Company restaurant revenues	$526		$648	$1,174		$1,276	$1,407	$1,516	$1,658	$405	$441
Franchise revenues	170		198	368		361	413	420	460	113	131
Property revenues	55		60	115		117	120	112	116	28	30

Total revenues	751		906	1,657		1,754	1,940	2,048	2,234	546	602
Company restaurant expenses:
Food, paper and product costs	162		197	359		391	437	470	499	122	137
Payroll and employee benefits	157		192	349		382	415	446	492	119	131
Occupancy and other operating costs	146		168	314		314	343	380	418	102	105

Total company restaurant expenses	465		557	1,022		1,087	1,195	1,296	1,409	343	373
Selling, general and administrative expenses(1)	224		248	472		474	487	488	474	112	119
Property expenses	27		28	55		58	64	57	61	16	14
Fees paid to affiliates(2)	1		5	6		8	9	39	—	—	—
Impairment of goodwill(3)	875		—	875		—	—	—	—	—	—
Other operating expenses (income), net(3)	39		(7)	32		54	34	(2)	(1)	(7)	—

Total operating costs and expenses	1,631		831	2,462		1,681	1,789	1,878	1,943	464	506
Income (loss) from operations	(880)		75	(805)		73	151	170	291	82	96
Interest expense, net	46		35	81		64	73	72	67	17	16
Loss on early extinguishment of debt	—		—	—		—	—	18	1	1	—

Income (loss) before income taxes	(926)		40	(886)		9	78	80	223	64	80
Income tax expense (benefit)	(34)		16	(18)		4	31	53	75	24	31

Net (loss) income	$(892)		$24	$(868)		$5	$47	$27	$148	$40	$49

Earnings per share(4):
Basic		*	$0.23		*	$0.05	$0.44	$0.24	$1.11	$0.30	$0.36
Diluted		*	$0.23		*	$0.05	$0.44	$0.24	$1.08	$0.30	$0.35
Weighted average shares outstanding:
Basic		*	104.7		*	106.1	106.5	110.3	133.9	133.1	135.2
Diluted		*	104.7		*	106.1	106.9	114.7	136.8	135.9	137.7

	Predecessor	BKH
	For the	For the	Combined
	period	period from	twelve
	from July 1,	December 13,	months	BKH
	2002 to	2002 to	ended	For the fiscal year ended				For the three months ended
	December 12,	June 30,	June 30,	June 30,				September 30,
	2002	2003	2003	2004	2005	2006	2007	2006	2007

	(In millions, except per share data)

Other Financial Data:
Net Cash provided by (used for) operating activities	$1	$81	$82	$199	$218	$74	$117	$(47)	$41
Net Cash used for investing activities	(102)	(485)	(587)	(184)	(5)	(74)	(84)	(15)	(15)
Net Cash provided by (used for) financing activities	112	607	719	3	(2)	(173)	(127)	(51)	(39)
Capital expenditures	95	47	142	81	93	85	87	13	23
EBITDA(5)	$(837)	$118	$(719)	$136	$225	$258	$380	$104	$117
Cash dividends declared per common stock	$—	$—	$—	$—	$—	$3.42	$0.13	$—	$0.06

*	Not meaningful

	BKH
	As of June 30,					As of September 30,
	2003	2004	2005	2006	2007	2007

	(In millions)

Balance Sheet Data:
Cash and cash equivalents	$203	$221	$432	$259	$170	$162
Total assets	2,458	2,665	2,723	2,552	2,517	2,530
Total debt and capital lease obligations	1,251	1,294	1,339	1,065	943	920
Total liabilities	2,026	2,241	2,246	1,985	1,801	1,783
Total stockholders’ equity	$432	$424	$477	$567	$716	$747

	BKH
				For the three
	For the fiscal year			months ended
	ended June 30,			September 30,
	2005	2006	2007	2006	2007

Other Operating Data:
Comparable sales growth(6)(7)	5.6%	1.9%	3.4%	2.4%	5.9%
Average restaurant sales (in thousands)	$1,104	$1,126	$1,193	$300	$327
Sales growth(6)	6.1%	2.1%	4.9%	4.0%	8.5%
Number of company restaurants:
United States and Canada	844	878	897	882	901
EMEA/APAC(8)	283	293	329	296	311
Latin America(9)	60	69	77	70	77

Total company restaurants	1,187	1,240	1,303	1,248	1,289
Number of franchise restaurants:
United States and Canada	6,876	6,656	6,591	6,639	6,581
EMEA/APAC(8)	2,373	2,494	2,563	2,499	2,581
Latin America(9)	668	739	826	758	839

	BKH
				For the three
	For the fiscal year			months ended
	ended June 30,			September 30,
	2005	2006	2007	2006	2007

Total franchise restaurants	9,917	9,889	9,980	9,896	10,001

Total restaurants	11,104	11,129	11,283	11,144	11,290

Segment Data:
Company restaurant revenues (in millions):
United States and Canada	$923	$1,032	$1,082	$271	$290
EMEA/APAC(8)	435	428	515	119	135
Latin America(9)	49	56	61	15	16

Total company restaurant revenues	$1,407	$1,516	$1,658	$405	$441

Company restaurant margin(10):
United States and Canada	14.2%	14.1%	15.3%	14.8%	15.3%
EMEA/APAC(8)	15.2%	13.9%	13.0%	15.2%	14.4%
Latin America(9)	30.6%	26.6%	25.9%	25.3%	23.8%
Total company restaurant margin	15.1%	14.5%	15.0%	15.3%	15.3%
Franchise revenues (in millions):
United States and Canada	$269	$267	$284	$70	$79
EMEA/APAC(8)	114	119	135	33	41
Latin America(9)	30	34	41	10	11

Total franchise revenues	$413	$420	$460	$113	$131

Franchise sales (in millions)(11)	$10,817	$10,903	$11,574	$2,914	$3,226

Income from operations (in millions):
United States and Canada	$255	$295	$336	$87	$97
EMEA/APAC(8)	36	62	54	20	20
Latin America(9)	25	29	35	8	9
Unallocated(12)	(165)	(216)	(134)	(33)	(30)

Total income from operations	$151	$170	$291	$82	$96

(1)	Selling, general and administrative expenses include compensation expense and taxes related to the compensatory make-whole payment made on February 21, 2006 to holders of our options and restricted stock unit awards, primarily members of senior management.

(2)	Fees paid to affiliates consist of management fees we paid to our sponsors and fees paid by our predecessor to Diageo plc under management agreements. Fees paid to affiliates in fiscal 2006 also include a $30 million fee that we paid to terminate our management agreement with the sponsors upon completion of our initial public offering.

(3)	In connection with our acquisition of BKC, our predecessor recorded $35 million of intangible asset impairment charges within other operating expenses (income), net and goodwill impairment charges of $875 million during the period from July 1, 2002 to December 12, 2002.

(4)	Earnings per share is calculated using whole dollars and shares.

(5)	EBITDA is defined as earnings (net income) before interest, taxes, depreciation and amortization, and is used by management to measure operating performance of the business. Management believes that EBITDA is a useful measure as it incorporates certain operating drivers of our business such as sales growth, operating costs, selling, general and administrative expenses and other income and expense. Capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. EBITDA is also one of the measures used by us to calculate incentive compensation for management and corporate-level employees.

While EBITDA is not a recognized measure under GAAP, management uses it to evaluate and forecast our business performance. This non-GAAP financial measure has certain material limitations, including:

• it does not include interest expense, net. Because we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows. Therefore, any measure that excludes interest expense has material limitations;

• it does not include depreciation and amortization expenses. Because we use capital assets, depreciation and amortization are a necessary element of our costs and ability to generate profits. Therefore, any measure that excludes depreciation and amortization expenses has material limitations; and

• it does not include provision for taxes. Because the payment of taxes is a necessary element of our operations, any measure that excludes tax expense has material limitations.

Management believes that EBITDA provides both management and investors with a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future.

EBITDA is not intended to be a measure of liquidity or cash flows from operations nor a measure comparable to net income.

The following table is a reconciliation of our net income to EBITDA:

	Predecessor	BKH
	For the	For the	Combined	BKH
	period from	period from	twelve					For the
	July 1,	December 13,	months					three months
	2002 to	2002 to	ended	For the fiscal year				ended
	December 12,	June 30,	June 30,	ended June 30,				September 30,
	2002	2003	2003	2004	2005	2006	2007	2006	2007

	(In millions)

Net (loss) income	$(892)	$24	$(868)	$5	$47	$27	$148	$40	$49
Interest expense, net	46	35	81	64	73	72	67	17	16
Loss on early extinguishment of debt	—	—	—	—	—	18	1	1	—
Income tax expense (benefit)	(34)	16	(18)	4	31	53	75	24	31

(Loss) income from operations	(880)	75	(805)	73	151	170	291	82	96
Depreciation and amortization	43	43	86	63	74	88	89	22	21

EBITDA	$(837)	$118	$(719)	$136	$225	$258	$380	$104	$117

This presentation of EBITDA may not be directly comparable to similarly titled measures of other companies, since not all companies use identical calculations.

(6)	Comparable sales growth and sales growth are analyzed on a constant currency basis, which means they are calculated using the same exchange rate over the periods under comparison, to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements. Unless otherwise stated, sales, sales growth, comparable sales growth and average restaurant sales are presented on a system-wide basis. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales. See “Management’s discussion and analysis of financial condition and results of operations — Key business measures”.

(7)	Comparable sales growth refers to the change in restaurant sales in one period from a comparable period for restaurants that have been open for thirteen months or longer. Comparable sales growth includes sales at company restaurants and franchise restaurants. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(8)	Refers to our operations in Europe, the Middle East, Africa and Asia Pacific.

(9)	Refers to our operations in Mexico, Central and South America, the Caribbean and Puerto Rico.

(10)	Calculated using dollars expressed in hundreds of thousands.

(11)	Franchise sales represent sales at franchise restaurants and revenue to our franchisees. We do not record franchise restaurant sales as revenues. However, our royalty revenues are calculated based on a percentage of franchise restaurant sales.

(12)	Unallocated includes corporate support costs in areas such as facilities, finance, human resources, information technology, legal, marketing and supply chain management.

Burger King Holdings, Inc. and subsidiaries restaurant count analysis

The following tables present information relating to the analysis of our restaurants for the geographic areas and periods indicated.

	Company	Franchise	Total
Worldwide
Balance June 30, 2005	1,187	9,917	11,104
Balance June 30, 2006	1,240	9,889	11,129
Balance June 30, 2007	1,303	9,980	11,283
Balance September 30, 2007	1,289	10,001	11,290

United States and Canada
Balance June 30, 2005	844	6,876	7,720
Balance June 30, 2006	878	6,656	7,534
Balance June 30, 2007	897	6,591	7,488
Balance September 30, 2007	901	6,581	7,482

EMEA/APAC
Balance June 30, 2005	283	2,373	2,656
Balance June 30, 2006	293	2,494	2,787
Balance June 30, 2007	329	2,563	2,892
Balance September 30, 2007	311	2,581	2,892

Latin America
Balance June 30, 2005	60	668	728
Balance June 30, 2006	69	739	808
Balance June 30, 2007	77	826	903
Balance September 30, 2007	77	839	916

Management’s discussion and analysis of financial
condition and results of operations

You should read the following discussion together with “Selected consolidated financial and other data” and our audited and unaudited consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. In addition to historical consolidated financial information, this discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ from these expectations as a result of factors including those described under “Risk factors”, “Special note regarding forward-looking statements” and elsewhere in this prospectus supplement.

References to fiscal 2005, fiscal 2006, fiscal 2007 and fiscal 2008 in this section are to the fiscal years ended June 30, 2005, 2006 and 2007 and the fiscal year ending June 30, 2008, respectively. Unless otherwise stated, sales, sales growth, comparable sales growth and average restaurant sales are presented on a system-wide basis.

Overview

We operate in the fast food hamburger restaurant, or FFHR, category of the quick service restaurant, or QSR, segment of the restaurant industry. Our system of restaurants includes restaurants owned by the company and franchisees. We are the second largest FFHR chain in the world as measured by the number of restaurants and sales system-wide. As of September 30, 2007, we owned or franchised a total of 11,290 restaurants in 69 countries and U.S. territories, of which 7,482 were located in the United States and Canada. As of that date, 1,289 restaurants were company-owned and 10,001 were owned by our franchisees. The FFHR category is highly competitive with respect to price, service, location and food quality. Our restaurants feature flame-broiled hamburgers, chicken and other specialty sandwiches, french fries, soft drinks and other reasonably-priced food items.

Our business operates in three reporting business segments: the United States and Canada; Europe, the Middle East, Africa and Asia Pacific, or EMEA/APAC; and Latin America. The United States and Canada is our largest segment and comprised 65% of total revenues and 69% of income from operations, excluding unallocated corporate general and administrative expenses, in fiscal 2007. EMEA/APAC comprised 30% of total revenues and 19% of income from operations, excluding unallocated corporate general and administrative expenses, and Latin America comprised the remaining 5% of revenues and 12% of income from operations, excluding unallocated corporate general and administrative expenses, in fiscal 2007.

Our business

Revenues

We generate revenues from three sources:

•	sales at our company restaurants;

•	royalties and franchise fees paid to us by our franchisees; and

•	property income from restaurants that we lease or sublease to franchisees.

Our sales are heavily influenced by brand advertising, menu selection and initiatives to improve restaurant operations. Company restaurant revenues are affected by comparable sales, timing of company restaurant openings and closures, acquisitions by us of franchise restaurants and sales of company restaurants to franchisees, or “refranchisings.” In fiscal 2007, franchise restaurants generated approximately 87% of sales system-wide. Royalties paid by franchisees are based on a percentage of franchise restaurant sales and are recorded as franchise revenues. Franchise fees and franchise renewal fees are recorded as revenues in the year received. In fiscal 2007, company restaurant revenues and franchise revenues represented 74% and 21% of total revenues, respectively. The remaining 5% of total revenues was derived from property income.

We have a higher percentage of franchise restaurants to company restaurants than our major competitors in the FFHR category. We believe that this restaurant ownership mix provides us with a strategic advantage because the capital required to grow and maintain our system is funded primarily by franchisees while giving us a sizable base of company restaurants to demonstrate credibility with our franchisees in launching new initiatives. As a result of the high percentage of franchise restaurants in our system, we have lower capital requirements compared to our major competitors. However, our franchise-dominated business model also presents a number of drawbacks, such as our limited control over franchisees and limited ability to facilitate changes in restaurant ownership.

Costs and expenses

Company restaurants incur three types of operating expenses:

•	food, paper and other product costs, which represent the costs of the products that we sell to customers in company restaurants;

•	payroll and employee benefits costs, which represent the wages paid to company restaurant managers and staff, as well as the cost of their health insurance, other benefits and training; and

•	occupancy and other operating costs, which represent all other direct costs of operating our company restaurants, including the cost of rent or real estate depreciation (for restaurant properties owned by us), depreciation on equipment, repairs and maintenance, insurance, restaurant supplies and utilities.

As average restaurant sales increase, we can leverage payroll and employee benefits costs and occupancy and other costs, resulting in a direct improvement in restaurant profitability. As a result, we believe our continued focus on increasing average restaurant sales will result in improved profitability to our restaurants system-wide.

Our selling, general and administrative expenses include the costs of field management for company and franchise restaurants, costs of our operational excellence programs (including program staffing, training and Clean & Safe certifications), corporate overhead, including corporate salaries and facilities, advertising and bad debt expenses and amortization of intangible assets. We believe that our current staffing and structure will allow us to expand our business globally without increasing general and administrative expenses significantly.

Property expenses include costs of depreciation and rent on properties we lease and sublease to franchisees.

Fees paid to affiliates are primarily management fees paid to our sponsors under a management agreement that we entered into in connection with our acquisition of BKC and terminated upon completion of our initial public offering. Under this agreement, we paid a management fee to the sponsors equal to 0.5% of our total current year revenues, which amount was limited to 0.5% of the prior year’s total revenues. The management agreement was terminated in the fourth quarter of fiscal 2006. We paid a one time fee of $30 million to the sponsors in May 2006 to terminate the management agreement.

Items classified as other operating expenses, net include gains and losses on asset and business disposals, impairment charges, settlement losses recorded in connection with acquisitions of franchise operations, gains and losses on foreign currency transactions and other miscellaneous items.

Advertising funds

We promote our brand and products by advertising in all the countries and territories in which we operate. In countries where we have company restaurants, such as the United States, Canada, the U.K. and Germany, we manage an advertising fund for that country by collecting required advertising contributions from company and franchise restaurants and purchasing advertising and other marketing initiatives on behalf of all Burger King restaurants in that country. These advertising contributions are based on a percentage of sales at company and franchise restaurants. We do not record advertising contributions collected from franchisees as revenues, or expenditures of these contributions as expenses. Amounts which are contributed to the advertising funds by company restaurants are recorded as selling expenses. In countries where we manage an advertising fund, we plan the marketing calendar in advance based on expected contributions into the fund for that year. To the extent that contributions received exceed advertising and promotional expenditures, the excess contributions are recorded as accrued advertising liability on our consolidated balance sheets. If franchisees fail to make the expected contributions, we may not be able to continue with our marketing plan for that year unless we make additional contributions into the fund. These additional contributions are also recorded as selling expenses. We made additional contributions of $15 million, $1 million and $9 million in fiscal 2005, fiscal 2006 and fiscal 2007, respectively, and less than $1 million for the three months ended September 30, 2007.

Key business measures

We track our results of operations and manage our business by using three key business measures: comparable sales growth, average restaurant sales and sales growth. Unless otherwise stated, comparable sales growth, average restaurant sales and sales growth are presented on a system-wide basis. Sales growth and comparable sales growth are analyzed on a constant currency basis, which means they are calculated using the same exchange rate over the periods under comparison to remove the effects of currency fluctuations from these trend analyses. We believe these constant currency measures provide a more meaningful analysis of our business by identifying the underlying business trend, without distortion from the effect of foreign currency movements.

Comparable sales growth

Comparable sales growth refers to the change in restaurant sales in one period from a comparable period in the prior year for restaurants that have been open for thirteen months or longer. We believe comparable sales growth is a key indicator of our performance, as influenced by our initiatives and those of our competitors. Comparable sales growth is driven mostly by our franchise restaurants as approximately 90% of our system-wide restaurants are franchised.

				For the three
	For the fiscal year ended			months ended
	June 30,			September 30,
	2005	2006	2007	2006	2007

	(In constant currencies)
Comparable Sales Growth:
United States and Canada	6.6%	2.5%	3.6%	2.6%	6.6%
EMEA/APAC	2.8%	0.0%	3.0%	1.1%	4.6%
Latin America	5.5%	2.5%	3.5%	6.1%	3.8%
Total Worldwide	5.6%	1.9%	3.4%	2.4%	5.9%

Comparable sales growth increased significantly in fiscal 2005 as a result of strategic initiatives introduced in the second half of fiscal 2004. In the United States and Canada, our comparable sales growth performance improved significantly in fiscal 2005, as we continued to make improvements to our menu, advertising and operations. The improved financial health of our franchise system in fiscal 2005 and lower comparable sales in fiscal 2004 also contributed to our exceptionally strong fiscal 2005 comparable sales performance. EMEA comparable sales for fiscal 2005 were lower than fiscal 2004 resulting primarily from a slow down in economic conditions, competition in Germany and weak performance in the United Kingdom as a result of changes in consumer preferences away from the FFHR category.

Our comparable sales growth in fiscal 2006 was driven by new products and marketing and operational initiatives. Comparable sales in the United States and Canada did not increase at the same rate in fiscal 2006 due to the high growth rate in fiscal 2005 to which fiscal 2006 performance is compared. EMEA performance during fiscal 2006 continued to be negatively impacted by weak performance in the United Kingdom.

Our comparable sales growth in fiscal 2007 was driven by our strategic initiatives related to operational excellence, advertising, our continued focus on our BK Value Menu and the promotion of premium products. Comparable sales growth drivers in the United States and Canada included the BK Value Menu, late-night hours, new product introductions like the BK Stacker sandwich and other menu enhancements and successful movie tie-ins and innovative promotions. Comparable sales growth in EMEA/APAC reflected positive sales performance in all major countries in the segment for fiscal 2007, including the United Kingdom, where sales performance improved due to the introduction of fresh, high quality premium products and a $7 million strategic investment in the marketing fund. Comparable sales in Latin America continued to grow, fueled by the introduction of new products, limited time offers, innovative promotions and marketing campaigns.

Our comparable sales growth for the first quarter of fiscal 2008 was fueled by our strategic initiatives related to operational excellence, innovative advertising featuring movie promotional tie-ins, further development of menu items for our breakfast and late night dayparts, our continued focus on our BK Value Menu and the promotion of premium products.

In the United States and Canada, our comparable sales increased for the three months ended September 30, 2007 compared to the same period in the prior year driven by improvements in our operations, the continued positive impact of our BK Value Menu and BK Breakfast Value Menu, movie promotional tie-ins such as The Simpsons Movie and The Transformerstm Movie, the promotion of premium products, such as the Ultimate Double Whopper sandwich and the BBQ Bacon Tendercrisp chicken sandwich and the introduction of the Spicy Chick’N Crisp sandwich to the BK Value Menu.

Comparable sales growth in EMEA/APAC reflects positive sales performance in most major markets, including the United Kingdom, Australia, New Zealand and South Korea, as a result of high quality premium offerings and our continued focus on operational improvement, marketing and advertising.

Latin America demonstrated strong results for the quarter and momentum continues to grow. These strong results were fueled primarily in Central America and South America, where high margin indulgent products and successful movie tie-ins drove traffic and sales.

Average restaurant sales

Average restaurant sales, or ARS, is an important measure of the financial performance of our restaurants and changes in the overall direction and trends of sales. ARS is influenced mostly by comparable sales performance and restaurant openings and closures and also includes the impact of movement in foreign currency exchange rates.

	For the fiscal year ended			For the three months
	June 30,			ended September 30,
	2005	2006	2007	2006	2007

	(In thousands)

Worldwide Average Restaurant Sales	$1,104	$1,126	$1,193	$300	$327

Our improvement in average restaurant sales in fiscal 2005, fiscal 2006, fiscal 2007 and the first quarter of fiscal 2008 was primarily due to: improved comparable sales, the opening of new restaurants with higher than average sales volumes and, to a lesser extent, the closure of under-performing restaurants. Our comparable sales increased by 5.6%, 1.9% and 3.4% year-over-year in fiscal 2005, 2006 and 2007, respectively, driven primarily by our strategic initiatives related to operational excellence, advertising and our menu. Additionally, we and our franchisees opened 349 new restaurants and closed 324 restaurants during fiscal 2006. We and our franchisees opened 441 new restaurants and closed 287 restaurants during fiscal 2007.

For the three months ended September 30, 2007, ARS was $327,000 compared to $300,000 for the same period in the prior year, an increase of 9%. Our trailing twelve-month ARS reached a record high of $1.22 million for the period ended September 30, 2007, as compared to $1.14 million for the trailing twelve months year-over-year, an increase of 7%. As of September 30, 2007, the last 50 free-standing restaurants opened in the United States and that have operated for at least twelve months generated ARS of $1.48 million, which is approximately 23% higher than the current U.S. system average.

Our ARS improvement during the first three months of fiscal 2008 was primarily due to improved worldwide comparable sales, the opening of new restaurants with higher than average sales volumes and the closure of under-performing restaurants. Our worldwide comparable sales were 5.9% for the quarter, driven primarily by the positive continued impact of our BK Value Menu, a full quarter of extended late night hours and the BK Breakfast Value Menu, strong promotional movie tie-ins such as The Simpsons Movie and The Transformers Movie, and the offering of premium products such as the Ultimate Double Whopper sandwich and the BBQ Bacon Tendercrisp chicken sandwich. We and our franchisees opened 440 new restaurants and closed 294 restaurants for a net of 146 restaurants opened during the twelve months ended September 30, 2007. We believe that continued improvements to the ARS of existing restaurants and strong sales at new restaurants, combined with the closure of under-performing restaurants, will result in financially stronger operators throughout our restaurant system.

Sales growth

Sales growth refers to the change in sales at all company-owned and franchise restaurants from one period to another. Sales growth is an important indicator of the overall direction and trends of sales and income from operations on a system-wide basis. Sales growth is influenced by restaurant openings and comparable sales as well as the effectiveness of our advertising and marketing initiatives and featured products.

	For the fiscal year			For the three months
	ended June 30,			ended September 30,
	2005	2006	2007	2006	2007

	(In constant currencies)

Sales Growth:
United States and Canada	4.9%	0.2%	3.0%	1.9%	6.7%
EMEA/APAC	7.9%	5.0%	7.9%	6.9%	11.6%
Latin America	14.5%	13.0%	13.3%	15.7%	14.4%
Total Worldwide	6.1%	2.1%	4.9%	4.0%	8.5%

The increases in sales growth in fiscal 2005 primarily reflected improved comparable sales in all regions and sales at 314 new restaurants opened during that year. This improving trend continued during fiscal 2006, when comparable sales continued to increase although at a slower rate due to the high growth rate in fiscal 2005. Sales growth continued on a positive trend during fiscal 2007 and for the first quarter of fiscal 2008, as comparable sales and the number of restaurants continued to increase on a system-wide basis. We expect restaurant closures to continue to decline and restaurant openings to accelerate in most regions, with the exception of the United Kingdom, where we continue to work with certain franchisees to help them improve their financial health.

Sales in the United States and Canada increased in fiscal 2005, primarily due to the implementation of our strategic initiatives related to advertising, our menu and our operational excellence programs. Sales growth in the United States and Canada increased slightly in fiscal 2006, primarily as a result of positive comparable sales growth partially offset by restaurant closures. Our sales growth in the United States and Canada during fiscal 2007 and the first quarter of fiscal 2008 reflects positive comparable sales growth and an increase in the number of newly built restaurants, partially offset by a net reduction in restaurant count. We had 7,482 restaurants in the United States and Canada as of September 30, 2007, compared to 7,521 restaurants as of September 30, 2006.

EMEA/APAC demonstrated strong sales growth during the two-year period ended June 30, 2007, which reflected growth in several markets, including Germany, Spain, The Netherlands and smaller markets in the Mediterranean and the Middle East, partially offset by the United Kingdom, where changes in consumer preferences away from the FFHR category adversely affected sales. Sales growth in the segment continued during fiscal 2007, driven by openings of new restaurants and positive comparable sales in all the major markets, including the U.K., Germany, Spain, Australia and New Zealand and smaller markets in the Mediterranean and the Middle East. Sales performance improved in the U.K. during the second half of fiscal 2007 as a result of our strategic investments in that country. Our sales growth in EMEA/APAC increased during the three months ended September 30, 2007 primarily as a result of openings of new restaurants and positive comparable sales in most major markets. We had 2,892 restaurants in EMEA/APAC as of September 30, 2007 compared to 2,795 restaurants as of September 30, 2006.

Latin America’s sales growth was driven by new restaurant openings and strong comparable sales from fiscal 2005 through fiscal 2007 and for the first three months of fiscal 2008. We had 916 restaurants in Latin America as of September 30, 2007 compared to 828 restaurants as of September 30, 2006.

Factors affecting comparability of results

Purchase accounting

The acquisition of BKC was accounted for using the purchase method of accounting, or purchase accounting, in accordance with Financial Accounting Standards Board (“FASB”), Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”. Purchase accounting requires a preliminary allocation of the purchase price to the assets acquired and liabilities assumed at their estimated fair market values at the time of our acquisition of BKC in fiscal 2003. In December 2003, we completed our fair market value calculations and finalized the adjustments to these preliminary purchase accounting allocations. As part of finalizing our assessment of fair market values, we reviewed all of our lease agreements worldwide. Some of our lease payments were at below-market lease rates while other lease payments were at above-market lease rates. In cases where we were making below-market lease payments, we recorded an asset reflecting this favorable lease. We amortize this intangible asset over the underlying lease term, which has the effect of increasing our rent expense on a non-cash basis to the market rate. Conversely, in cases where we were making above-market lease payments, we recorded a liability reflecting this unfavorable lease. We amortize this liability over the underlying lease term, which has the effect of decreasing our rent expense on a non-cash basis to the market rate.

During fiscal 2005 and fiscal 2006, we recorded a net benefit from favorable and unfavorable lease amortization of $29 million and $24 million, respectively.

Termination of global headquarters lease

In May 2007, BKC terminated the lease for its proposed new global headquarters facility, which was to be constructed in Coral Gables, Florida (the “Coral Gables Lease”). We determined that remaining at our current headquarters location would avoid the cost and disruption of moving to a new facility and that the current headquarters facility would continue to meet our needs for a global headquarters more effectively and cost efficiently. The Coral Gables Lease provided for the lease of approximately 225,000 square feet for a term of 15 years at an estimated initial annual rent of approximately $6 million per year, subject to escalations. By terminating the Coral Gables Lease, we will save approximately $24 million in future rent payments between October 2008 and September 2018 and approximately $23 million of tenant improvements and moving costs, which were expected to be paid over an 18-month period. Total costs associated with the termination of the Coral Gables Lease were $7 million, including a termination fee of $5 million paid by BKC to the landlord, which includes a reimbursement of the landlord’s expenses. These costs are reflected in other operating (income) expense, net in our consolidated statements of income for fiscal 2007.

Historical franchisee financial distress

Subsequent to our acquisition of BKC, we began to experience delinquencies in payments of royalties, advertising fund contributions and rents from certain franchisees in the United States and Canada. In February 2003, we initiated the FFRP program designed to proactively assist franchisees experiencing financial difficulties due to over-leverage and other factors, including weak sales, the impact of competitive discounting on operating margins and poor cost management. Under the FFRP program, we worked with those franchisees with strong operating track records, their lenders and other creditors to attempt to strengthen the franchisees’ financial condition. The FFRP program also resulted in the closure of unviable franchise restaurants and our acquisition of certain under-performing franchise restaurants in order to improve their performance. In addition, we entered into agreements to defer certain royalty payments, which we did not recognize as revenue during the fiscal years in which they were deferred and acquired a limited amount of franchisee debt, often as part of broader agreements to acquire franchise restaurants or real estate. We also contributed funds to cover shortfalls in franchisee advertising contributions. See “— Other commercial commitments and off-balance sheet arrangements” for further information about the support we committed to provide in connection with the FFRP program, including an aggregate remaining potential commitment of $24 million as of September 30, 2007, to fund certain loans to renovate franchise restaurants, to make renovations to certain restaurants that we lease or sublease to franchisees, and to provide rent relief and/or contingent cash flow subsidies to certain franchisees.

Franchise system distress had the following impact on our results of operations during the three fiscal years presented:

	For the fiscal year ended June 30,
	2005	2006	2007

	(In millions)

Revenues:
Revenue not recognized(1)	$(3)	$—	$—
Selling, general and administrative expenses:
Bad debt expense (recovery)	1	(1)	(2)
Incremental advertising contributions	15	1	—
Internal and external costs of FFRP program administration	12	—	—

Total effect on selling, general and administrative	28	—	(2)
Other operating (income) expenses, net:
Reserves (recoveries) on acquired debt, net	4	(2)	—
Other, net	4	2	1
Total effect on other operating (income) expenses, net	8	—	1

Total effect on income from operations	$33	$—	$(1)

(1)	Fiscal 2005 reflects the collection and recognition of revenue that was not recognized in fiscal 2004.

As a result of the franchisees’ distress, we did not recognize revenues associated with royalties and rent for certain franchise restaurants where collection was uncertain although we retained the legal right pursuant to the applicable franchise agreement to collect these amounts. In accordance with SFAS No. 45, “Accounting for Franchise Revenue”, we recognize the previously unrecognized revenue at the time such amounts are actually collected. As brand advertising is a significant element of our success, we contributed an incremental $15 million to the U.S. and Canada advertising fund for fiscal 2005 to fund the shortfall in franchisee contributions. We also incurred significant internal and external costs to manage the FFRP program in fiscal 2005.

We believe the FFRP program significantly improved the financial health and performance of our franchisee base in the United States and Canada. Franchise restaurant average restaurant sales in the United States and Canada has improved from $973,000 in fiscal 2003 to $1.17 million in fiscal 2007. Our collection rates, which we define as collections divided by billings on a one-month trailing basis, also improved during this period. Collection rates in the United States and Canada have improved from 91% in fiscal 2004 to 100% during fiscal 2005, fiscal 2006 and fiscal 2007, which reflects the improvement of our franchise system’s financial health. The FFRP program in the United States and Canada was completed as of December 31, 2006.

Our franchisees are independent operators and their decision to incur indebtedness is generally outside of our control. Although franchisees may experience financial distress in the future due to over-leverage, we believe that there are certain factors that may reduce the likelihood of such a recurrence. We have established a compliance program to monitor the financial condition of restaurants that were formerly in the FFRP program. We review our collections on a monthly basis to identify potentially distressed franchisees. Further, we believe that the best way to reduce the likelihood of another wave of franchisee financial distress in our system is for us to focus on driving sales growth and improving restaurant profitability, and that the successful implementation of our business strategy will help us to achieve these objectives.

We believe the investments we have made in the FFRP program will continue to provide a return to us in the form of a reinvigorated franchise system in the United States and Canada.

Our global reorganization and realignment

After our acquisition of BKC, we retained consultants to assist us in the review of the management and efficiency of our business, focusing on our operations, marketing, supply chain and corporate structure. In connection with these reviews, we reorganized our corporate structure to allow us to operate as a global brand, resulting in the elimination of certain corporate and international functions. Also in connection with those reviews, we implemented operational initiatives, which have helped us improve restaurant operations. During fiscal 2006, we continued our global reorganization by regionalizing the activities associated with our European and Asian businesses, including: the transfer of rights of existing franchise agreements; the ability to grant future franchise agreements; and utilization of our intellectual property assets in EMEA/APAC, in new European and Asian holding companies.

In connection with our global reorganization and related realignment of our European and Asian businesses, and the resulting corporate restructuring, we incurred costs of $17 million, $10 million and $4 million in fiscal 2005, fiscal 2006 and fiscal 2007, respectively, consisting primarily of consulting and severance-related costs, which included severance payments, outplacement services and relocation costs. The following table presents, for the periods indicated, such costs:

	For the fiscal year
	ended June 30,
	2005	2006	2007

	(In millions)

Consulting fees	$2	$10	$4
Severance-related costs of the global reorganization	15	—	—
Total	$17	$10	$4

We did not incur any costs during the first quarter of fiscal 2008 in connection with our global reorganization and realignment.

Results of operations

The following table presents, for the fiscal years indicated, our results of operations:

						For the three months ended
	For the fiscal year ended June 30,					September 30
	2005	2006	% Change	2007	% Change	2006	2007	% Change
	(In millions, except percentages)

Revenues:
Company restaurant revenues	$1,407	$1,516	8%	$1,658	9%	$405	$441	9%
Franchise revenues	413	420	2%	460	10%	113	131	16%
Property revenues	120	112	(7)%	116	4%	28	30	7%

Total revenues	1,940	2,048	6%	2,234	9%	546	602	10%
Company restaurant expenses	1,195	1,296	8%	1,409	9%	343	373	9%
Selling, general and administrative expenses	487	488	*	474	(3)%	112	119	6%
Property expenses	64	57	(11)%	61	7%	16	14	(13)%
Fees paid to affiliates	9	39	333%	—	*	—	—	*
Other operating (income) expenses, net	34	(2)	(106)%	(1)	(50)%	(7)	—	*

Total operating costs and expenses	1,789	1,878	5%	1,943	3%	464	506	9%
Income from operations	151	170	13%	291	71%	82	96	17%
Interest expense, net	73	72	(1)%	67	(7)%	17	16	(6)%
Loss on early extinguishment of debt	—	18	*	1	(94)%	1	—	*

Income before income taxes	78	80	3%	223	179%	64	80	25%
Income tax expense	31	53	71%	75	42%	24	31	29%

Net income	$47	$27	(43)%	$148	448%	$40	$49	23%

*	Not meaningful

Three months ended September 30, 2007 compared to three months ended September 30, 2006

Revenues

Company restaurant revenues

Company restaurant revenues increased by 9% to $441 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of an increase in net restaurants and positive worldwide company comparable sales of 3.1%. During the twelve months ended September 30, 2007, we added 41 restaurants (net of closures and refranchisings). Approximately $12 million, or 33%, of the increase in company restaurant revenues was generated by the favorable impact from the movement of foreign currency exchange rates primarily in EMEA.

In the United States and Canada, company restaurant revenues increased by 7% to $290 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily from strong company comparable sales in this segment of 3.6% and the addition of 19 company restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007. Approximately $3 million, or 16%, of the increase in company restaurant revenues was due to the favorable impact in the movement of foreign currency exchange rates in Canada.

In EMEA/APAC, company restaurant revenues increased by 13% to $135 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of the addition of 15 restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007 and positive company comparable sales in this segment of 2.5%. Approximately $10 million, or 63%, of the increase in company restaurant revenues was due to the favorable impact in the movement of foreign currency exchange rates in EMEA.

In Latin America, company restaurant revenues increased by 7% to $16 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of seven additional restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007, partially offset by negative company comparable sales in this segment of 0.6% due to the highly successful 15th-year Whopper anniversary promotion featured in the previous year in Mexico. The impact on company revenues of foreign currency was not significant in this segment.

Franchise revenues

Total franchise revenues increased by 16% to $131 million during the three months ended September 30, 2007 compared to the same period in the prior year, driven by positive worldwide franchise comparable sales of 6.3% during the quarter, an increase in effective royalty rates in the U.S., and a net increase of 105 in the number of franchise restaurants (net of restaurant closures and acquisitions of franchise restaurants by the company) during the twelve months ended September 30, 2007. Approximately $2 million, or 11%, of the increase in franchise revenues was due to the favorable impact from the movement of foreign currency exchange rates.

In the United States and Canada, franchise revenues increased by 13% to $79 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of positive franchise comparable sales in this segment of 7.0% and an increase in effective royalty rates in the U.S., partially offset by the elimination of royalties from a net reduction of 58 franchise restaurants during the twelve months ended September 30, 2007. The impact on franchise revenues of foreign currency was not significant in this segment.

In EMEA/APAC, franchise revenues increased by 24% to $41 million during the three months ended September 30, 2007 compared to the same period in the prior year, driven by an increase of 82 restaurants (net of closures and acquisitions of franchise restaurants by us) during the twelve months ended September 30, 2007 and positive franchise comparable sales in this segment of 4.9% during the quarter. Approximately $2 million, or 25%, of the increase in franchise revenues was due to favorable impact from the movement of foreign currency exchange rates.

Latin America franchise revenues increased by 10% to $11 million during the three months ended September 30, 2007 compared to the same period in the prior year, as a result of positive franchise comparable sales in this segment of 4.2% and the addition of 81 franchise restaurants (net of closures) during the twelve months ended September 30, 2007. The impact on franchise revenues of foreign currency was not significant in this segment.

Property revenues

Total property revenues increased by $2 million, or 7%, for the three months ended September 30, 2007 compared to the same period in the prior year, primarily from an increase in worldwide franchise comparable sales of 6.3% partially offset by a decrease in the number of properties we lease or sublease to franchisees due to franchise restaurants that were closed or acquired by us.

In the United States and Canada, property revenues increased by $1 million to $23 million for the three months ended September 30, 2007 compared to the same period in the prior year, primarily from increased contingent rents as a result of an increase in franchise comparable sales in this segment of 7.0% partially offset by the effect of franchise restaurants leased to franchisees that were closed or acquired by us.

In EMEA/APAC, property revenues remained flat at $7 million for the three months ended September 30, 2007 compared to the same period in the prior year, primarily from increased contingent rents as a result of an increase in franchise comparable sales in this segment of 4.9% and the non-recurrence of deferred rent revenue recorded in September 30, 2006 offset by the effect of franchise restaurants leased to franchisees that were closed or acquired by us.

Operating costs and expenses

Food, paper and product costs

Total food, paper and product costs increased by 12% to $137 million during the three months ended September 30, 2007 compared to the same period in the prior year, as a result of an increase in sales and in the number of company restaurants, an increase in commodity costs and the unfavorable impact of foreign currency exchange rates, primarily in EMEA. As a percentage of company restaurant revenues, food, paper and product costs increased 1.0% to 31.1% as a result of the increase in commodity costs.

In the United States and Canada, food, paper and product costs increased by 12% during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of an increase in sales in this segment, an increase in the number of company restaurants, and an increase in commodity costs. Food, paper and product costs as a percentage of company restaurant revenues increased 1.5% to 32.1% primarily due to an increase in the cost of beef, cheese and chicken.

In EMEA/APAC, food, paper and product costs increased by 14% during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of an increase in sales, an increase in the number of company restaurants and the unfavorable impact of foreign currency exchange rates. Food, paper and product costs as a percentage of company restaurant revenues remained relatively flat for the three months ended September 30, 2007 compared to the same period in the prior year.

There was no significant change in food, paper and product costs in Latin America during the three months ended September 30, 2007.

Payroll and employee benefits costs

Total payroll and employee benefits costs increased by 10% to $131 million during the three months ended September 30, 2007 compared to the same period in the prior year. This increase was primarily due to the addition of 41 company restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007, and the unfavorable impact of foreign currency exchange rates. As a percentage of company restaurant revenues, payroll and employee benefits costs increased by 0.2 percentage points as a result of inflationary increases in EMEA/APAC.

In the United States and Canada, payroll and employee benefits costs increased by 7% to $88 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of additional labor needed to service increased traffic and the addition of 19 company restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007. As a percentage of company restaurant revenues, payroll and employee benefits costs did not change significantly, with the benefits of sales of higher margin products and labor efficiencies being offset by inflationary increases in wages and salaries.

In EMEA/APAC, payroll and employee benefits costs increased by 17% during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of additional labor needed to service increased traffic, an increase of 15 company restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007, and the unfavorable impact of foreign currency exchange rates. Payroll and employee benefits costs increased by 1% to 30.3% of company restaurant revenues in EMEA/APAC for the three months ended September 30, 2007, compared to the same period in the prior year as a result of inflationary increases in wages and salaries.

There was no significant change in payroll and employee benefits costs in Latin America during the three months ended September 30, 2007.

Occupancy and other operating costs

Occupancy and other operating costs increased by 3% to $105 million during the three months ended September 30, 2007, compared to the same period in the prior year. This increase is primarily attributable to the addition of 41 restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007, and the unfavorable impact of foreign currency exchange rates. Occupancy and other operating costs were 23.9% of company restaurant revenues during the three months ended September 30, 2007 compared to 25.1% during the three months ended September 30, 2006, reflecting lower utility and depreciation costs in the United States and Canada and leverage derived from higher comparable sales.

In the United States and Canada, occupancy and other operating costs decreased by 2% during the three months ended September 30, 2007 compared to the same period in the prior year, driven by lower utility costs generated in part from the use of the newer more efficient broilers and the benefit of accelerated depreciation on the older broilers in the prior year. These costs decreased as a percentage of company restaurant revenues by 2 percentage points to 22.1% for the reasons discussed above.

In EMEA/APAC, occupancy and other operating costs increased by 11% during the three months ended September 30, 2007 compared to the same period in the prior year, primarily due to the addition of 15 company restaurants (net of closures and refranchisings) during the twelve months ended September 30, 2007, increased utility costs and the unfavorable impact of foreign currency exchange rates. As a percentage of company restaurant revenues, occupancy and other operating costs decreased to 27.1% compared to 27.5% during the three months ended September 30, 2006, benefiting primarily from the closure of under-performing restaurants in EMEA.

In Latin America, occupancy and other operating costs increased by 16% during the three months ended September 30, 2007, compared to the same period in the prior year, primarily attributable to the addition of seven new company restaurants during the twelve months ended September 30, 2007. As a percentage of company restaurant revenues, occupancy and other operating costs increased to 27.4% compared to 24.0% during the three months ended September 30, 2006, primarily as a result of an increase in utility costs and property taxes, and maintenance and other costs related to information technology including the implementation of new point of sale systems in Mexico, which are expected to improve efficiency.

Selling, general and administrative expenses

Selling expenses increased by $4 million for the three months ended September 30, 2007 compared to the same period in the prior year. The increase in selling expenses for the quarter is primarily attributable to sales promotions and advertising expenses generated by higher company restaurant revenues and the non-recurrence of bad debt recoveries of $2 million recorded in the three months ended September 30, 2006.

General and administrative expenses increased by $3 million to $96 million for the three months ended September 30, 2007 compared to the same period in the prior year. This net increase was primarily driven by an increase in corporate salary fringe benefits and other costs of $3 million. The overall net increase of $3 million also reflects the unfavorable impact of $3 million from the movement in foreign currency exchange rates, mostly in EMEA.

Property expenses

Total property expenses decreased $2 million to $14 million for the three months ended September 30, 2007 compared to the same period in the prior year, primarily due to the decrease in the number of properties we lease or sublease to franchisees as a result of restaurant closures and acquisitions by us.

Other operating (income) expense, net

Other operating (income) expense, net for the three months ended September 30, 2007 was zero, compared to $7 million of income for the same period in the prior year. Other operating income for the three months ended September 30, 2006 includes a gain of $5 million from the sale of our investment in an unconsolidated joint venture in New Zealand.

Income from operations

	Three months ended September 30,
	2006	2007

	(In millions)

Income from Operations:
United States and Canada	$87	$97
EMEA/APAC	20	20
Latin America	8	9
Unallocated	(33)	(30)

Total income from operations	$82	$96

Total income from operations increased by $14 million to $96 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily due to an increase in franchise revenues of $18 million driven by worldwide franchise comparable sales of 6.3% for the quarter. In addition, we benefited from an increase in company restaurant margins of $6 million and net property revenues of $4 million, both of which were primarily driven by an increase in comparable sales. These benefits were offset by an increase in selling, general and administrative expenses of $7 million, primarily attributable to increased salary and fringe benefit costs, higher selling expense due to higher sales and a decrease in other operating income, net of $7 million. The decrease in other operating income, net, was primarily driven by the non-recurrence of a gain on the sale of our interest in a unconsolidated joint venture in the first quarter of the prior year. The favorable impact that the movement in foreign currency exchange rates had on revenues was offset by the unfavorable impact on operating costs and expenses resulting in minimal overall impact on income from operations.

In the United States and Canada, income from operations increased by $10 million to $97 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of an increase in franchise revenues of $9 million reflecting an increase in comparable sales for franchise restaurants in this segment and an increase in company restaurant margins of $4 million, driven by an increase in comparable sales and in the number of company restaurants.

In EMEA/APAC, income from operations remained flat at $20 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of an increase in franchise revenues of $8 million reflecting an increase in comparable sales for franchise restaurants in this segment, an increase in company restaurant margins of $2 million, driven by an increase in comparable sales and in the number of company restaurants, and an increase in net property revenues of $2 million, reflecting both an increase in comparable sales offset by a decrease in the number of properties that we lease or sublease to franchisees. These increases were offset by a $7 million decrease in other operating (income) expense, net and an increase in selling, general and administrative expenses of $4 million due to higher salary and fringe benefits and professional fees.

In Latin America, income from operations increased by $1 million to $9 million during the three months ended September 30, 2007 compared to the same period in the prior year, primarily as a result of an increase in franchise revenues of $1 million reflecting an increase in comparable sales for franchise restaurants in this segment.

Our unallocated corporate expenses decreased by $3 million during the three months ended September 30, 2007 compared to the same period in the prior year primarily as a result of non-recurring professional services fees associated with the realignment of our European and Asian businesses.

Interest expense, net

Interest expense, net decreased by $1 million during the three months ended September 30, 2007 compared to the same period in the prior year reflecting a reduction in the amount of borrowings outstanding due to early prepayments of our debt, which was partially offset by an increase in rates paid on borrowings during the period. The weighted average interest rate for the three months ended

September 30, 2007 was 6.8%, which included the benefit of interest rate swaps on 51% of our term debt.

Income tax expense

Income tax expense was $31 million for the three months ended September 30, 2007 resulting in an effective tax rate of 38.8%. During the three months ended September 30, 2007, we recorded a tax charge of $6 million related to law changes in various foreign jurisdictions and a tax benefit of $3 million due to the release in valuation allowance as it was determined that certain deferred tax assets would be realized.

Income tax expense was $24 million for the three months ended September 30, 2006 resulting in an effective tax rate of 37.5%. During the three months ended September 30, 2006, we realized a tax benefit as a result of the realignment of the European and Asian businesses.

See Note 9, Income Taxes to our unaudited condensed consolidated financial statements contained in our quarterly report on Form 10-Q for the quarterly period ended September 30, 2007, incorporated by reference into this prospectus supplement for a discussion regarding the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, Accounting for Income Taxes”.

Net income

Our net income increased by $9 million to $49 million during the three months ended September 2007 compared to the same period in the prior year, primarily as a result of a net increase in restaurants and strong comparable sales which increased franchise revenues by $18 million, company restaurant margins by $6 million and net property revenues by $4 million. We also benefited from a decrease in interest expense and loss on early extinguishment of debt of $2 million. These increases were partially offset by an increase in selling, general and administrative expenses of $7 million, a $7 million decrease in other operating (income) expense, net and a $7 million increase in income tax expense.

Fiscal year ended June 30, 2007 compared to fiscal year ended June 30, 2006

Revenues

Company restaurant revenues

Total company restaurant revenues increased by 9% to $1.7 billion in fiscal 2007, primarily as a result of the addition of 63 company restaurants (net of closures and refranchisings) during fiscal 2007 and positive worldwide company comparable sales in this segment of 2.1%. Approximately $40 million, or 28%, of the increase in company restaurant revenues was generated by the favorable impact from the movement of foreign currency exchange rates primarily in EMEA.

In the United States and Canada, company restaurant revenues increased by 5% to $1.1 billion in fiscal 2007, primarily as a result of positive company comparable sales in this segment of 2.1% and a net increase of 19 company restaurants during fiscal 2007. Approximately $4 million, or 8%, of the increase in company restaurant revenues was generated by the favorable impact from the movement of foreign currency exchange rates in Canada.

In EMEA/APAC, company restaurant revenues increased by 20% to $515 million in fiscal 2007, primarily as a result of a net increase of 36 company restaurants in this segment during fiscal 2007. The net increase of 36 company restaurants reflects 41 acquisitions in the U.K., and 20 openings offset by 15 closures and 10 refranchisings. Company comparable sales for EMEA/APAC was a positive 2.2% overall in this segment reflecting positive comparable sales in Germany, Spain, The Netherlands and the U.K. The increase in revenues also reflects $37 million, or 9%, due to the favorable impact in the movement of foreign currency exchange rates.

In Latin America, company restaurant revenues increased by 9% to $61 million in fiscal 2007, primarily as a result of the addition of eight company restaurants to this segment during fiscal 2007, and company comparable sales growth of 1.1%. The increase in revenues was offset by an unfavorable $1 million, or 1%, due to the impact in the movement of foreign currency exchange rates.

Franchise revenues

Total franchise revenues increased by 10% to $460 million in fiscal 2007, driven by positive worldwide franchise comparable sales of 3.6% during that period and by $7 million of favorable impact from the movement of foreign currency exchange rates. The number of franchise restaurants (net of closures and acquisitions of franchise restaurants by us) increased by 91 during fiscal 2007.

In the United States and Canada, franchise revenues increased by 6% to $284 million in fiscal 2007, primarily as a result of positive franchise comparable sales in this segment of 3.8% and higher effective royalty rates partially offset by the elimination of royalties from a net reduction of 65 franchise restaurants during fiscal 2007.

In EMEA/APAC, franchise revenues increased by 13% to $135 million in fiscal 2007, driven by an increase of 69 restaurants (net of closures and acquisitions of franchise restaurants by us) during fiscal 2007; franchise comparable sales in this segment of 3.1%; and the favorable impact from the movement of foreign currency exchange rates of $7 million.

Latin America franchise revenues increased by 21% to $41 million in fiscal 2007, as a result of positive franchise comparable sales in this segment of 3.7% and the addition of 87 franchise restaurants (net of closures) during fiscal 2007.

Property revenues

Total property revenues increased by 4% to $116 million in fiscal 2007, primarily as a result of higher contingent rent payments driven by our franchise comparable sales growth and the favorable impact of foreign currency exchange rates in Europe, partially offset by a decrease in the number of properties that we lease or sublease to franchisees due to franchise restaurants that were closed or acquired by us during the period. In fiscal 2006, property revenues decreased by 7% to $112 million, as a result of a decrease in the number of properties that we lease or sublease to franchisees due to franchise restaurants that were closed or acquired by us during the period, partially offset by higher contingent rent payments.

In the United States and Canada, property revenues increased to $85 million in fiscal 2007 from $83 million in fiscal 2006. The revenues for both fiscal years in this segment were driven by higher contingent rent payments from increased franchise restaurant sales offset by the decrease in the number of properties that we lease or sublease to franchisees due to franchise restaurants that were closed or acquired by us.

Our EMEA/APAC property revenues increased by $2 million to $31 million, primarily as a result of the favorable impact of foreign currency exchange rates in Europe. In fiscal 2006, property revenues in this segment decreased by $8 million to $29 million primarily as a result of the closure of franchise restaurants in the U.K.

Operating costs and expenses

Food, paper and product costs

Total food, paper and product costs increased by 6% to $499 million in fiscal 2007, as a result of a 9% increase in company restaurant revenues and the unfavorable impact of foreign currency exchange rates primarily in EMEA. As a percentage of company restaurant revenues, food, paper and product costs decreased 0.9% to 30.1%, primarily from a decrease in the cost of beef and tomatoes for most of the year and the sale of higher margin products.

In the United States and Canada, food, paper and product costs increased by 3% in fiscal 2007, as a result of a 5% increase in company restaurant revenues in this segment offset by a benefit from lower food costs. Food, paper and product costs as a percentage of company restaurant revenues decreased 0.6% to 30.8%, primarily due to decreases in the cost of beef and tomatoes for most of the year. The cost of beef increased in the fourth quarter of fiscal 2007 placing downward pressures on company restaurant margins in the U.S. and Canada.

In EMEA/APAC, food, paper and product costs increased by 15% in fiscal 2007, primarily as a result of a 20% increase in company restaurant revenues in this segment and from the unfavorable impact of foreign currency exchange rates. Food, paper and product costs as a percentage of company restaurant revenues decreased 1.2% to 27.9% driven by price increases for our products and promotions geared towards higher margin products.

In Latin America, food, paper and product costs increased by 10% in fiscal 2007 as a result of a 9% increase in company restaurant revenues in this segment. As a percentage of revenues, food, paper and product costs remained relatively flat at 36.6% for fiscal 2007 compared to 36.4% for fiscal 2006.

Payroll and employee benefits costs

Payroll and employee benefits costs increased by 10% to $492 million in fiscal 2007. This increase was primarily due to the addition of 63 company restaurants (net of closures) in fiscal 2007, increased wages and health insurance benefit costs, and unfavorable impact of foreign currency exchange rates. As a percentage of company restaurant revenues, payroll and employee benefits costs remained relatively flat at 29.7% in fiscal 2007 compared to 29.4% in fiscal 2006 reflecting the increase from the items above offset by labor efficiencies.

In the United States and Canada, payroll and employee benefits costs increased by 5%, as a result of a net increase in the number of company restaurants, additional labor hours required for late night hours and the increase in company comparable sales, and inflationary increases in salaries and wages and benefits. Payroll and employee benefits costs remained relatively flat as a percentage of company restaurant revenues reflecting positive comparable sales and labor efficiencies as an offset to inflationary increases.

In EMEA/APAC, payroll and employee benefits costs increased by 23% in fiscal 2007, primarily as a result of 36 additional company restaurants (net of closures and refranchisings) in fiscal 2007 and the unfavorable impact of foreign currency exchange rates. Payroll and employee benefits costs as a percentage of company restaurant revenues increased 0.5% to 30.3% primarily due to the acquisition of franchise restaurants in the U.K. generating lower sales.

In Latin America, payroll and employee benefits costs increased by 9% in fiscal 2007, primarily as a result of the opening of eight new company restaurants during fiscal 2007. Payroll and employee benefits costs remained relatively flat as a percentage of company restaurant revenues in fiscal 2007 compared to fiscal 2006.

Occupancy and other operating costs

Occupancy and other operating costs increased by 10% to $418 million in fiscal 2007, compared to the prior year. This increase was primarily attributable to escalating rent and utility costs in EMEA, the addition of 63 company restaurants (net of closures and refranchisings) in fiscal 2007 and the unfavorable impact of foreign currency exchange rates. Occupancy and other operating costs remained relatively flat as a percentage of worldwide company restaurant revenues in fiscal 2007 compared to fiscal 2006. In the United States and Canada, occupancy and other operating costs increased by 2% in fiscal 2007, compared to fiscal 2006, driven by 19 additional company restaurants (net of closures and refranchisings) in fiscal 2007, and an increase in utility costs to operate during late night hours. These costs decreased as a percentage of company restaurant revenues by 0.8% to 23.5% as a result of a reduction in casualty and hurricane-related losses.

In EMEA/APAC, occupancy and other operating costs increased by 28% in fiscal 2007, compared to the same period in the prior year, primarily due to the addition of 36 company restaurants (net of closures and refranchisings) in fiscal 2007, and unfavorable impact of foreign currency exchange rates. As a percentage of company restaurant revenues, occupancy and other operating costs increased to 28.8%, compared to 27.2% in fiscal 2006. The increase in these costs as a percentage of revenues reflects increases in utilities and rents in all major markets.

In Latin America, occupancy and other operating costs increased by 16%, primarily as a result of an increase of eight company restaurants in fiscal 2007. As a percentage of company restaurant revenues, these costs increased by 0.6% to 25.9% in fiscal 2007 compared to the prior year, primarily as a result of an increase in utilities, property taxes, repairs and maintenance and the cost of information technology including POS systems.

Selling, general and administrative expenses

Selling expenses increased by $11 million for the twelve months ended June 30, 2007, compared to the same period in the prior year. This increase includes $9 million of additional sales promotions and advertising expenses generated by higher company restaurant revenues, and $7 million related to incremental contributions made by the company to the marketing fund in the U.K. and Germany, offset by a $5 million recovery of bad debt. The incremental contribution to the marketing fund in the U.K. was used to improve brand recognition in that market and to introduce new premium products with commercials such as, the “Manthem” and the Have It Your Way brand promise, and promotions for the £1.99 Whopper sandwich and Aberdeen Angus burger. The overall increase in selling expenses for fiscal 2007 of $11 million also includes the unfavorable impact of approximately $3 million from the movement in foreign currency exchange rates.

General and administrative expenses decreased by $25 million to $391 million for fiscal 2007, compared to the same period in the prior year. This decrease was primarily driven by a non-recurring compensation expense and taxes related to the compensatory make-whole payment of $34 million in the prior year, and by a reduction in severance and relocation of $3 million, offset by $4 million in professional fees including $1 million of expenses related to the secondary offering by private equity funds controlled by the sponsors, $5 million of stock-based compensation, an increase in corporate salary and fringe benefits of $3 million, and an increase in travel and meetings of $4 million. The overall decrease of $25 million also includes the unfavorable impact of approximately $8 million from the movement in foreign currency exchange rates.

Property expenses

Property expenses increased by $4 million to $61 million in fiscal 2007, as a result of lower amortization of unfavorable leases in the United States and Canada and the unfavorable impact of foreign currency exchange rates in Europe. Property expenses decreased by $7 million to $57 million in fiscal 2006, as a result of a decrease in the number of properties that we lease or sublease to franchisees, primarily due to restaurant closures and the acquisition of franchise restaurants. Additionally, the revenues from properties that we lease or sublease to non-restaurant businesses after restaurant closures is treated as a reduction in property expenses, resulting in decreased property revenues and expenses in fiscal 2006. Property expenses were 37% of property revenues in the United States and Canada in fiscal 2007 compared to 35% in fiscal 2006. Our property expenses in EMEA/APAC approximate our property revenues because most of the EMEA/APAC property operations consist of properties that are subleased to franchisees on a pass-through basis.

Fees paid to affiliates

During fiscal 2007, we incurred no fees to affiliates. Fees paid to affiliates were $39 million during fiscal 2006, consisting of $30 million paid to our sponsors to terminate the management agreement and $9 million from regular recurring monthly management fees.

Other operating (income) expense, net

Other operating income, net for fiscal 2007 was $1 million, compared to $2 million for the same period in the prior year. The $1 million of other operating income, net for fiscal 2007 includes a net gain of $5 million from the disposal of assets, a gain of $7 million from forward currency contracts used to hedge intercompany loans denominated in foreign currencies offset by $7 million in costs associated with the termination of the lease for a new headquarters which we had proposed to build in Coral Gables, Florida, $2 million in litigation reserves, and $3 million in franchise workout costs. The $2 million of other operating income, net for the twelve months ended June 30, 2006 included a gain of $3 million from the disposal of assets including the termination of unfavorable leases in the U.S., Canada, and the U.K., a $2 million gain from the recovery of an investment in franchisee debt, and a $1 million recovery from an investment in New Zealand that has since been dissolved. These gains were offset by $4 million of closed restaurant expenses in the U.K. and the U.S.

Income from operations

	For the fiscal year ended June 30,
	2006	2007

	(In millions)

Income from Operations:
United States and Canada	$295	$336
EMEA/APAC	62	54
Latin America	29	35
Unallocated	(216)	(134)

Total income from operations	$170	$291

Income from operations increased by $121 million to $291 million in fiscal 2007 compared to the prior year, primarily as a result of a reduction in fees paid to affiliates and decreased selling, general and administrative expenses from the non-recurrence of management fees of $39 million paid to our sponsors, as well as the compensation expense and taxes of $34 million recorded in fiscal 2006 related to the compensatory make-whole payment. Improvement in restaurant sales driven by strong comparable sales increased franchise revenues and company restaurant revenues and margins. See Note 21 to our audited consolidated financial statements contained in our Form 10-K for the year ended June 30, 2007, incorporated by reference into this prospectus supplement, for income from operations by segment. The favorable impact that the movement in foreign currency exchange rates had on revenues was offset by the unfavorable impact on operating costs and expenses, resulting in a $1 million favorable overall impact on income from operations.

In the United States and Canada, income from operations increased by $41 million to $336 million during fiscal 2007 compared to the prior year, primarily as a result of an increase in company restaurant margins of $20 million and an increase in franchise revenues of $17 million, driven by lower company restaurant expenses and positive comparable sales for both company and franchise restaurants.

Income from operations in EMEA/APAC decreased by $8 million to $54 million in fiscal 2007 compared to the prior year, driven primarily by an increase of $34 million in selling, general and administrative expenses, offset by an increase in company restaurant margins of $5 million, an increase in franchise revenues of $16 million and an increase in other operating income of $5 million generated by a gain on the sale of a joint venture in New Zealand in fiscal 2007. The increase in selling, general and administrative expenses of $34 million reflects increases in the following: advertising expenses of $11 million; salaries and fringe benefits of $6 million; relocation, severance and training expenses of $5 million; professional fees of $4 million; travel and meeting expenses of $3 million; and bad debt expense of $2 million.

Income from operations in Latin America increased by $6 million to $35 million in fiscal 2007 compared to the prior year, due to an increase in franchise revenues from comparable sales of 3.7% and a net increase of 87 franchise restaurants during fiscal 2007.

Interest expense, net

Interest expense, net decreased by $5 million during the twelve months ended June 30, 2007, compared to the same period in the prior year reflecting a decrease in interest expense of $8 million offset by a decrease in interest income of $3 million. The decrease in interest expense is primarily due to a reduction in the amount of borrowings outstanding, which reduced interest expense by $12 million. An increase in rates paid on borrowings increased interest expense by $10 million during the period, offset by the benefit from interest rate swaps of $6 million. The decrease in interest income of $3 million is due to a reduction in the amount of interest earning cash equivalents combined with a reduction in yields.

Loss on early extinguishment of debt

Loss on early extinguishment of debt was $1 million in fiscal 2007 compared to $18 million in fiscal 2006. The decrease of $17 million was due to the write off of deferred financing costs recognized in conjunction with the refinancing of our secured debt in July 2005, the incremental $350 million borrowing made in February 2006, and the $350 million prepayment of term debt from the proceeds of our initial public offering.

Income tax expense

Income tax expense was $75 million in fiscal 2007.  Compared to the prior fiscal year, our effective tax rate decreased approximately 33 percentage points to 33.6%, primarily as a result of tax benefits realized from an operational realignment of our European and Asian businesses, and from the reduction in tax accruals due to the resolution of certain tax audit matters.

See Note 14 to our audited consolidated financial statements contained in our Form 10-K for the year ended June 30, 2007, incorporated by reference into this prospectus supplement, for further information regarding our effective tax rate.

Net income

Net income increased by $121 million to $148 million in fiscal 2007 compared to the prior year, primarily as a result of a reduction in fees paid to affiliates and decreased selling, general and administrative expenses from the non-recurrence of management fees of $39 million paid to our sponsors, as well as the compensation expense and taxes of $34 million recorded in fiscal 2006 related to the compensatory make-whole payment. Improvement in restaurant sales driven by strong comparable sales increased franchise revenues and company restaurant revenues and improved our margins. The increase in net income was also attributed to the net decrease in interest expense of $5 million, decrease in early extinguishment of debt of $17 million, offset by an increase in income tax expense of $22 million.

Fiscal year ended June 30, 2006 compared to fiscal year ended June 30, 2005

Revenues

Company restaurant revenues

Company restaurant revenues increased 8% to $1,516 million in fiscal 2006, primarily as a result of nine new restaurant openings (net of closures), the acquisition of 44 franchise restaurants (net of refranchisings), and positive worldwide company comparable sales in the United States and Canada. Partially offsetting these factors were negative company comparable sales in EMEA/APAC. In fiscal 2005, company restaurant revenues increased 10% to $1,407 million, as a result of strong comparable sales in the United States and Canada and Latin America, where approximately 76% of our company restaurants were located.

In the United States and Canada, company restaurant revenues increased 12% to $1,032 million in fiscal 2006, primarily as a result of positive company comparable sales and the acquisition of
40 franchise restaurants (net of refranchisings), most of which were located in the United States. In fiscal 2005 company restaurant revenues increased 15% to $923 million, primarily as a result of strong company comparable sales generated from the implementation of strategic initiatives related to our menu, advertising and operational excellence programs, as well as the acquisition of 99 franchise restaurants.

In EMEA/APAC, company restaurant revenues decreased 2% to $428 million in fiscal 2006, primarily as a result of negative company comparable sales in the U.K. and Germany, where 77% of our EMEA/APAC company restaurants were located as of June 30, 2006, and the negative impact of foreign currency exchange rates, which were partially offset by strong performance in Spain and the Netherlands. Company restaurant revenues were negatively impacted $19 million by movement in foreign currency exchange rates. However, this negative impact did not have a material impact on income from operations as it was offset by the positive impact to company restaurant expenses and selling, general and administrative expenses. In fiscal 2005, company restaurant revenues increased 1% to $435 million, primarily as a result of new restaurant openings and positive company comparable sales.

In Latin America, company restaurant revenues increased 14% to $56 million in fiscal 2006, as revenues generated by nine new company restaurants, partially offset by negative company comparable sales. In fiscal 2005, company restaurant revenues increased 8% to $49 million, primarily as a result of new restaurant openings and positive company comparable sales.

Franchise revenues

Franchise revenues increased 2% to $420 million in fiscal 2006. Franchise comparable sales increased in the United States and Canada and Latin America segments and decreased in the EMEA/APAC segment during fiscal 2006. In addition, 326 new franchise restaurants were opened since June 30, 2005, including 277 new international franchise restaurants. Partially offsetting these factors was the elimination of royalties from 360 franchise restaurants that were closed or acquired by us, primarily in the United States and Canada. In fiscal 2005, franchise revenues increased 14% to $413 million, primarily as a result of improved sales at franchise restaurants in all segments.

In the United States and Canada, franchise revenues decreased 1% to $267 million in fiscal 2006, primarily as a result of the elimination of royalties from 278 franchise restaurants that were closed or acquired by us, partially offset by positive franchise comparable sales. In fiscal 2005, franchise revenues increased 15% to $269 million, primarily as a result of the implementation of our menu, marketing and operational excellence initiatives and the improved financial condition of our franchise system. In addition to increased royalties from improved franchise restaurant sales, we recognized $3 million of franchise revenues not previously recognized in the United States and Canada in fiscal 2005, compared to $17 million of franchise revenues not recognized in fiscal 2004. Partially offsetting these factors was the elimination of royalties from franchise restaurants that were closed or acquired by us in fiscal 2005.

Our EMEA/APAC franchisees opened 125 new franchise restaurants (net of closures) since June 30, 2005 resulting in a 4% increase in franchise revenues to $119 million in fiscal 2006. In fiscal 2005, our franchisees opened 64 new franchise restaurants (net of closures) in EMEA/APAC which, along with positive franchise comparable sales, resulted in a 13% increase in franchise revenues to $114 million.

Latin America franchise revenues increased 13% to $34 million during fiscal 2006 as a result of 71 new franchise restaurants (net of closures) since June 30, 2005 and positive franchise comparable sales. In fiscal 2005, franchise revenues increased 17% to $30 million, as a result of 53 new franchise restaurants (net of closures) and positive franchise comparable sales.

Property revenues

Property revenues decreased by 7% to $112 million in fiscal 2006, as a result of a decrease in the number of properties that we lease or sublease to franchisees due to franchise restaurants that were closed or acquired by us, partially offset by higher contingent rent payments. In fiscal 2005, property revenues increased 3% to $120 million.

In the United States and Canada, property revenues were $83 million in fiscal 2006 and fiscal 2005, primarily as a result of higher contingent rent payments from increased franchise restaurant sales, offset by the effect of franchise restaurants leased to franchisees that were closed or acquired by us. In fiscal 2005, property revenues increased 1% to $83 million primarily because fiscal 2004 property revenues in the United States and Canada excluded $5 million of property revenues not recognized, partially offset by $3 million of revenues recognized in connection with finalizing our purchase accounting allocations.

Our EMEA/APAC property revenues decreased $8 million to $29 million, primarily as a result of the closure of franchise restaurants in the U.K. and the reclassification of property income on certain properties that were leased or subleased to non-restaurant businesses after restaurant closures. The property income on these properties is treated as a reduction in related property expenses rather than revenue. In fiscal 2005, property revenues increased 5% to $37 million.

Operating costs and expenses

Food, paper and product costs

Food, paper and product costs increased 8% to $470 million in fiscal 2006, primarily as a result of an 8% increase in company restaurant revenues. As a percentage of company restaurant revenues, food, paper and product costs decreased 0.1% to 31.0%, primarily due to reduced beef and cheese prices in the United States, partially offset by increased beef prices in Europe. In fiscal 2005, food, paper and product costs increased 12% to $437 million, primarily as a result of a 10% increase in company restaurant revenues. As a percentage of company restaurant revenues, food, paper and product costs increased 0.5% to 31.1% in fiscal 2005, primarily as a result of increases in the price of beef in the United States.

In the United States and Canada, food, paper and product costs increased 9% to $325 million in fiscal 2006, primarily as a result of a 12% increase in company restaurant revenues. Food, paper and product costs decreased 0.6% to 31.5% of company restaurant revenues, primarily due to reduced beef and cheese prices. In fiscal 2005, food, paper and product costs increased 16% to $297 million, primarily as a result of a 15% increase in company restaurant revenues. As a percentage of company restaurant revenues, food, paper and product costs increased 0.3% to 32.1% in fiscal 2005, primarily as a result of increases in the price of beef.

In EMEA/APAC, food, paper and product costs increased 2% to $125 million in fiscal 2006, primarily as a result of increased beef prices in Europe, partially offset by a 2% decrease in company restaurant revenues and favorable foreign currency exchange rates. Food, paper and product costs increased 1.2% to 29.2% of company restaurant revenues, primarily as a result of the increased beef prices in Europe. In fiscal 2005, food, paper and product costs increased 2% to $122 million in EMEA/APAC, primarily as a result of a 1% increase in company restaurant revenues.

In Latin America, food, paper and product costs increased 11% in fiscal 2006, primarily as a result of a 14% increase in company restaurant revenues. In fiscal 2005, food, paper and product costs increased 7% to $18 million, primarily as a result of an 8% increase in company restaurant revenues.

Payroll and employee benefits costs

Payroll and employee benefit costs increased 7% to $446 million in fiscal 2006. Payroll and employee benefit costs decreased 0.1% to 29.4% of company restaurant revenues in fiscal 2006 compared to 29.5% in fiscal 2005. Payroll and employee benefit costs have continued to increase as a result of increases in wages and other costs of labor, particularly health insurance, as well as an increase in the number of company restaurants. Partially offsetting these increased costs was a reduction in the labor required to operate our restaurants, due to our operational excellence programs and operational efficiency programs implemented in Europe. In fiscal 2005, payroll and employee benefit costs increased 9% to $415 million, as a result of increased wages, health insurance and training expenses, as well as the acquisition of franchise restaurants in fiscal 2005. Payroll and employee benefit costs decreased 0.4% to 29.5% of company restaurant revenues in fiscal 2005 as higher costs of wages and health insurance benefit were more than offset by increasing restaurant sales and efficiency gains from our operational excellence programs to reduce the labor required to operate our restaurants.

In the United States and Canada, payroll and employee benefit costs increased 13% to $312 million in fiscal 2006, primarily as a result of the acquisition of 40 franchise restaurants (net of refranchisings) and increased wages and health insurance benefit costs. Payroll and employee benefit costs increased 0.3% to 30.2% of company restaurant revenues. In fiscal 2005, payroll and employee benefit costs increased 12% to $276 million, primarily as a result of the acquisition of franchise restaurants and increased wages and health insurance benefit costs. Payroll and employee benefit costs were 29.9% of company restaurant revenues, compared to 30.8% in fiscal 2004, primarily as a result of leveraging payroll costs from increased sales and efficiency gains resulting from our operational improvement initiatives.

In EMEA/APAC, payroll and employee benefit costs decreased 5% to $127 million in fiscal 2006, primarily as a result of favorable foreign currency exchange rates. Payroll and employee benefit costs decreased 1.1% to 29.7% of company restaurant revenues in EMEA/APAC. In fiscal 2005, payroll and employee benefit costs increased 3% to $134 million, primarily as a result of new company restaurants in Germany and increased wages and benefit costs. Payroll and employee benefit costs were 30.8% of company restaurant revenues in EMEA/APAC, compared to 30.3% in fiscal 2004.

In Latin America, where labor costs are lower than in the United States and Canada and EMEA/APAC segments, payroll and employee benefit costs increased 17% to $7 million in fiscal 2006, primarily as a result of nine new company restaurant openings since June 30, 2005. Payroll and employee benefit costs increased 0.9% to 12.5% of company restaurant revenues in Latin America. In fiscal 2005, payroll and employee benefit costs increased 12% to $6 million, primarily as a result of new company restaurants. Payroll and employee benefit costs were 11.4% of company restaurant revenues in Latin America in fiscal 2005, compared to 11.0% in fiscal 2004.

Occupancy and other operating costs

Occupancy and other operating costs increased 11% to $380 million in fiscal 2006. Occupancy and other operating costs were 25.1% of company restaurant revenues in fiscal 2006 compared to 24.4% in fiscal 2005. These increases are primarily attributable to the acquisition of franchise restaurants and increased utility costs. Occupancy and other operating costs increased 9% to $343 million in fiscal 2005, primarily as a result of the acquisition of franchise restaurants and increases in costs such as rents and utilities. Occupancy and other operating costs were 24.4% of company restaurant revenues in fiscal 2005 compared to 24.6% in fiscal 2004, primarily because of sales growth.

In the United States and Canada, occupancy and other operating costs increased to 24.1% of company restaurant revenues in fiscal 2006 compared to 23.6% in fiscal 2005, primarily as a result of increased utility and restaurant supply costs. In fiscal 2005, occupancy and other operating costs were 23.6% of company restaurant revenues compared to 26.1% in fiscal 2004, primarily as a result of leveraging base rents from increased sales.

In EMEA/APAC, occupancy and other operating costs increased to 27.3% of company restaurant revenues in fiscal 2006 compared to 26.1% in fiscal 2005, as a result of decreased restaurant sales, increased utilities in the segment and increased rents in the U.K., partially offset by the closure of certain restaurants with higher than average restaurant rents. In fiscal 2005, occupancy and other operating costs were 26.1% of company restaurant revenues compared to 22.9% in fiscal 2004, primarily as a result of increased rents and utilities in the U.K. and adjustments we recorded in fiscal 2004 when we finalized our purchase accounting allocations.

In Latin America, occupancy and other operating costs increased to 25% of company restaurant revenues in fiscal 2006 from 21.6% in fiscal 2005, primarily as a result of a decrease in comparable sales and increased utility costs. In fiscal 2005, occupancy and other operating costs were 21.6% of company restaurant revenues compared to 13.7% in fiscal 2004, primarily as a result of increased utility costs and adjustments we recorded in fiscal 2004 when we finalized our purchase accounting allocations.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $1 million to $488 million during fiscal 2006. General and administrative expenses increased $17 million to $416 million, while selling expenses decreased $16 million to $72 million.

Our fiscal 2006 general and administrative expenses included $34 million of compensation expense and taxes related to the compensatory make-whole payment, $10 million in expenses associated with the realignment of our European and Asian businesses and $5 million of executive severance expense. Additionally, our acquisition of 44 franchise restaurants (net of refranchisings) resulted in increased general and administrative expenses related to the management of our company restaurants. Partially offsetting these increased expenses was a $19 million reduction in general and administrative expenses related to franchise system distress and our global reorganization costs in fiscal 2006.

The $16 million decrease in selling expenses in fiscal 2006 is primarily attributable to a $14 million decrease in incremental advertising expense compared to fiscal 2005 resulting from franchisee non-

payment of advertising contributions. Partially offsetting this reduction were incremental advertising expenses for company restaurants opened or acquired in fiscal 2006.

In fiscal 2005, selling, general and administrative expenses increased $13 million to $487 million. General and administrative costs increased 10% to $399 million, while selling expenses decreased 21% to $88 million.

General and administrative expenses included $29 million and $33 million of costs associated with the FFRP program’s administration and severance and consulting fees incurred in connection with our global reorganization in fiscal 2005 and fiscal 2004, respectively. Our fiscal 2005 general and administrative cost increases also included $14 million of incremental incentive compensation as a result of improved restaurant operations and our improved financial performance, as well as $7 million of increased costs associated with operational excellence initiatives. Our remaining general and administrative expense increases in fiscal 2005 were attributable to the acquisition of franchise restaurants and increases in restaurant operations and business development teams, particularly in EMEA/APAC where our general and administrative expenses increased by $18 million in fiscal 2005.

The decrease in selling expenses is attributable to a decrease in advertising expense and bad debt expense. Our bad debt expense decreased to $1 million in fiscal 2005 from $11 million in fiscal 2004 and our incremental advertising expense resulting from franchisee non-payment of advertising contributions was $15 million in fiscal 2005 compared to $41 million in fiscal 2004. These improvements resulted from the strengthening of our franchise system during fiscal 2005. Partially offsetting these reductions were incremental advertising expenses for company restaurants opened or acquired in fiscal 2005.

Property expenses

Property expenses decreased by $7 million to $57 million in fiscal 2006, as a result of a decrease in the number of properties that we lease or sublease to franchisees, primarily due to restaurant closures and acquisition of franchise restaurants. Additionally, the revenues from properties that we lease or sublease to non-restaurant businesses after restaurant closures is treated as a reduction in property expenses, resulting in decreased property revenues and expenses in fiscal 2006. Property expenses were 35% of property revenues in the United States and Canada in fiscal 2006 compared to 36% in fiscal 2005. Our property expenses in EMEA/APAC approximate our property revenues because most of the EMEA/APAC property operations consist of properties that are subleased to franchisees on a pass-through basis.

Fees paid to affiliates

Fees paid to affiliates increased to $39 million in fiscal 2006, compared to $9 million in fiscal 2005 as a result of the $30 million management agreement termination fee paid to the sponsors.

Other operating (income) expenses, net

Other operating income, net, comprised primarily of gains on property disposals and other miscellaneous items, was $2 million in fiscal 2006 compared to other operating expenses, net, of $34 million and $54 million in fiscal 2005 and fiscal 2004, respectively:

Gains and losses on asset disposals are primarily related to exit costs associated with restaurant closures and gains and losses from selling company restaurants to franchisees. In fiscal 2005, the United States and Canada recorded $7 million in net losses on asset disposals compared to $6 million in fiscal 2004. EMEA/APAC recorded $6 million in net losses on asset disposals in fiscal 2005, compared to $8 million in fiscal 2004, including a loss of $3 million recorded in connection with the refranchising of company restaurants in Sweden.

As a result of our assessments of the net realizable value of certain third-party debt of franchisees that we acquired, primarily in connection with the FFRP program in the United States and Canada, we recorded $4 million and $12 million of impairment charges related to investments in franchisee debt in fiscal 2005 and fiscal 2004, respectively. The remaining fiscal 2004 impairment of debt investments was recorded in connection with the forgiveness of a note receivable from an unconsolidated affiliate in Australia.

Other, net included $5 million of settlement losses recorded in connection with the acquisition of franchise restaurants and $4 million of costs associated with the FFRP program in fiscal 2005 in the United States and Canada. In fiscal 2004, other, net included $3 million of losses from unconsolidated investments in EMEA/APAC and $2 million each of losses from transactions denominated in foreign currencies, property valuation reserves, and re-branding costs related to our operations in Asia.

Income from operations

	For the fiscal year ended
	June 30,
	2005	2006

	(In millions)

Income from Operations:
United States and Canada	$255	$295
EMEA/APAC	36	62
Latin America	25	29
Unallocated	(165)	(216)

Total Income from Operations	$151	$170

Income from operations increased by $19 million to $170 million in fiscal 2006, primarily as a result of improved restaurant sales and the improved financial health of our franchise system, partially offset by the effect of the compensatory make-whole payment and the management agreement termination fee. See Note 21 to our audited consolidated financial statements contained in our Form 10-K for the year ended June 30, 2007, incorporated by reference into this prospectus supplement, for segment information disclosed in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS No 131). In fiscal 2005, our income from operations increased by $78 million to $151 million, primarily as a result of increased revenues and the improved financial health of our franchise system.

In the United States and Canada, income from operations increased by $40 million to $295 million in fiscal 2006, primarily as a result of increased sales and reductions in the negative effect of franchise system distress, which decreased by $33 million. The decrease in the negative effect of franchise system distress was comprised primarily of a $14 million reduction in incremental advertising contributions and a $12 million reduction in costs of FFRP administration, both of which resulted from the improved financial health of our franchise system. In fiscal 2005, income from operations increased by $140 million to $255 million, primarily as a result of increased revenues and a reduction in the negative effect of franchise system distress, which decreased by $72 million. This decrease was comprised primarily of a $25 million increase in franchise and property revenue recognition, a $26 million reduction in incremental advertising contributions and a $15 million reduction in reserves on acquired debt, all of which resulted from the improved financial health of our franchise system.

Income from operations in EMEA/APAC increased by $26 million to $62 million in fiscal 2006, as a result of a $6 million reduction in losses on property disposals, a $16 million decrease in selling, general and administrative expenses, primarily attributable to the effects of our global reorganization and a $5 million increase in franchise revenues, partially offset by a $7 million decrease in margins from company restaurants driven primarily by results in the U.K., due to decreased sales, increased beef prices and occupancy costs, including rents and utilities. In fiscal 2005, income from operations decreased by $59 million to $36 million, as a result of a number of factors, including: (i) a $16 million decrease in margins from company restaurants, as a result of higher operating costs, (ii) a $12 million increase in selling, general and administrative expenses to support growth, (iii) a $6 million increase in expenses related to our global reorganization, (iv) $9 million of lease termination and exit costs, including $8 million in the U.K., and (v) $2 million of litigation settlement costs in Asia.

Income from operations in Latin America increased by $4 million to $29 million in fiscal 2006, primarily as a result of increased revenues. In fiscal 2005, income from operations decreased by $1 million to $25 million, primarily as a result of higher company restaurant expenses.

Our unallocated corporate expenses increased $51 million to $216 million in fiscal 2006, primarily as a result of (i) the $34 million of compensation expense recorded in connection with the compensatory make-whole payment and related taxes, (ii) the management termination fee of $30 million paid to the sponsors, and (iii) $5 million of executive severance, partially offset by a $7 million decrease in global reorganization costs. In fiscal 2005, our unallocated corporate expenses increased 1% to $165 million.

Interest expense, net

Interest expense, net decreased 1% to $72 million in fiscal 2006. Interest expense decreased 1% to $81 million in fiscal 2006, as a result of our debt repayments and lower interest rates attributable to our July 2005 and February 2006 refinancings. Interest income was approximately $9 million in fiscal 2006 and fiscal 2005, as increased interest rates offset a reduction in cash invested. In fiscal 2005, interest expense, net increased 14% to $73 million due to higher interest rates related to term debt and debt payable on our payment-in-kind, or PIK notes to Diageo plc and the private equity funds controlled by the sponsors incurred in connection with our acquisition of BKC. Interest income was $9 million in fiscal 2005, an increase of $5 million from fiscal 2004, primarily as a result of an increase in cash and cash equivalents due to improved cash provided by operating activities and increased interest rates on investments.

Loss on early extinguishment of debt

In connection with the refinancing of our secured debt in July 2005, the incremental $350 million borrowing in February 2006, and the prepayment of $350 million in term debt from the proceeds of our initial public offering, $18 million of deferred financing fees were recorded as a loss on early extinguishment of debt in fiscal 2006.

Income tax expense

Income tax expense increased $22 million to $53 million in fiscal 2006. Compared to fiscal 2005, this is a 26% increase in our effective tax rate to 66%, which is primarily attributable to accruals for tax uncertainties of $15 million and changes in the estimate of tax provisions of $7 million.

Net income

Our net income decreased $20 million to $27 million in fiscal 2006, primarily due to unusual items such as (i) $34 million of compensation expense and related taxes recorded in connection with the compensatory make-whole payment, (ii) the $30 million termination fee related to the termination of our management agreement with the sponsors, (iii) the $18 million loss recorded on the early extinguishment of debt, and (iv) a $22 million increase in income tax expense. This increase was partially offset by increased revenues and a $40 million reduction in costs of franchise system distress and our global reorganization.

In fiscal 2005, our net income increased by $42 million to $47 million. This improvement resulted primarily from increased revenues, a decrease in expenses related to franchise system distress, particularly bad debt expense, incremental advertising fund contributions and reserves recorded on acquired franchisee debt, and a decrease in global reorganization costs.

Liquidity and capital resources

Overview

Cash provided by operations was $41 million during the three months ended September 30, 2007, compared to cash used for operations of $47 million during the three months ended September 30, 2006. Cash provided by operations was $117 million in fiscal 2007, compared to cash provided by operations of $74 million in fiscal 2006.

During the first quarter of fiscal 2008 and during fiscal 2007, we retired $25 million and $125 million, respectively, in debt. The weighted average interest rate on our term debt during the first quarter of fiscal 2008 was 6.8%.

During the first quarter of fiscal 2008, we declared and paid a quarterly dividend of $0.0625 per share, resulting in a cash payment of $8 million to shareholders of record. During fiscal 2007, we declared and paid two quarterly dividends of $0.0625 per share, resulting in $17 million of cash payments to shareholders of record.

During the first quarter of fiscal 2008, we repurchased 252,000 shares of common stock at an aggregate cost of $6 million which we will retain in treasury for future use. We will continue to seek opportunities to increase shareholder value through the repurchase of shares under our $100 million share repurchase program depending on market conditions.

We had cash and cash equivalents of $162 million and $170 million as of September 30, 2007 and June 30, 2007, respectively. In addition, as of September 30, 2007, we had a borrowing capacity of $121 million under our $150 million revolving credit facility (net of $29 million in letters of credit issued under the revolving credit facility).

We expect that cash on hand, cash flow from operations and our borrowing capacity under our revolving credit facility will allow us to meet cash requirements, including capital expenditures, tax payments, dividends and debt service payments over the next twelve months and for the foreseeable future. If additional funds are needed for strategic initiatives or other corporate purposes, we believe we could incur additional debt or raise funds through the issuance of our equity securities.

Comparative cash flows

Operating activities

Cash provided by operating activities was $41 million during the three months ended September 30, 2007 compared to cash used for operating activities of $47 million during the three months ended September 30, 2006. The $41 million provided during the three months ended September 30, 2007 includes net income of $49 million, offset by a $22 million payment to establish the Rabbi trust. The $47 million used during the three months ended September 30, 2006 includes a usage of cash from a change in working capital of $112 million including tax payments of $94 million, of which $82 million were due to the operational realignment of our European and Asian businesses.

Cash provided by operating activities was $117 million and $74 million in fiscal 2007 and 2006, respectively. The $117 million provided in fiscal 2007 includes net income of $148 million, offset by a usage of cash from a change in working capital of $112 million, including tax payments of $151 million, which were primarily comprised of payments of $82 million made in connection with the operational realignment of our European and Asian businesses and $37 million of quarterly estimated U.S. federal and state tax payments. The $74 million provided in fiscal 2006 includes an interest payment to affiliates of $103 million on PIK notes and a usage of cash from a change in working capital of $29 million.

Investing activities

Cash used for investing activities was $15 million during both the three months ended September 30, 2007 and 2006. The $15 million cash usage during the three months ended September 30, 2007 includes $23 million of payments for the purchase of property and equipment offset by $8 million of proceeds from asset disposals and restaurant closures. The $15 million cash usage during the three months ended September 30, 2006 includes $11 million of purchases of available-for-sale securities, net, $13 million from the purchase of property and equipment and $3 million from investments in franchisee debt, offset by $12 million of proceeds from asset disposals and restaurant closures.

Cash used for investing activities was $84 million in fiscal 2007, compared to $74 million in fiscal 2006. The $10 million increase in the amount of cash used in fiscal 2007, compared to fiscal 2006, was due primarily to an increase in cash used of $13 million for acquisitions of franchise restaurants, investments in third party debt, and payments for property and equipment offset by an increase in proceeds of $4 million from asset disposals and restaurant closures.

Capital expenditures include costs to build new company restaurants, to remodel and maintain restaurant properties to our standards and to develop our corporate infrastructure, particularly in information technology. The following table presents capital expenditures by type of expenditure:

	For the			For the
	fiscal year			three months
	ended			ended
	June 30,			September 30,
	2005	2006	2007	2006	2007

	(In millions)

New restaurants	$26	$25	$23	$4	$6
Existing restaurants	49	46	47	7	13
Other, including corporate	18	14	17	2	4

Total	$93	$85	$87	$13	$23

Capital expenditures to existing restaurants consist of renovations to company restaurants, including restaurants acquired from franchisees, investments in new equipment and normal annual capital investments for each company restaurant to maintain its appearance in accordance with our standards. Capital expenditures for existing restaurants also include investments in improvements to properties we lease and sublease to franchisees, including contributions we make toward improvements completed by franchisees. Other capital expenditures include investments in information technology systems, corporate furniture and fixtures.

We expect capital expenditures of approximately $120 to $150 million in fiscal 2008 to develop new restaurants and to rebuild and remodel existing restaurants, new equipment initiatives, IT initiatives and other corporate expenditures. We have expended $23 million in capital expenditures through September 30, 2007.

Financing activities

Financing activities used cash of $39 million during the three months ended September 30, 2007 compared to $51 million during the three months ended September 30, 2006. Uses of cash in financing activities during the three months ended September 30, 2007 primarily consisted of repayments of debt and capital leases of $27 million, a quarterly cash dividend payment of $8 million and the repurchase of common stock of $6 million, offset by $1 million in tax benefits from stock-based compensation and $1 million from proceeds of stock option exercises. Uses of cash in financing activities during the three months ended September 30, 2006 included repayments of debt and capital leases of $51 million and the repurchase of common stock of $1 million, offset by $1 million in tax benefits from stock-based compensation.

Financing activities used cash of $127 million in fiscal 2007 and $173 million in fiscal 2006. Uses of cash in financing activities in fiscal 2007 primarily consisted of repayments of debt and capital leases of $131 million, two quarterly cash dividend payments totaling $17 million and the purchase of treasury stock of $2 million, offset by $14 million in tax benefits from stock-based compensation, $8 million from proceeds of stock option exercises and $1 million of proceeds from a foreign credit facility. Uses of cash in financing activities in fiscal 2006 included the repayment of $2.3 billion in long-term debt and capital leases, payment of a $367 million cash dividend and payment of financing costs of $19 million, offset by $2.1 billion of proceeds received from the refinancing of our credit facility.

Contractual obligations and commitments

The following table presents information relating to our contractual obligations as of June 30, 2007:

	Payment Due by Period
		Less
		Than 1			More Than
Contractual Obligations	Total	Year	1-3 Years	3-5 Years	5 Years

	(In millions)

Capital lease obligations	$140	$14	$27	$25	$74
Operating lease obligations	1,423	160	284	242	737
Long-term debt, including current portion and interest(1)	1,137	60	191	886	—
Purchase commitments(2)	97	58	28	11	—

Total	$2,797	$292	$530	$1,164	$811

(1)	We have estimated our interest payments based on (i) projected LIBOR rates, (ii) the portion of our debt we converted to fixed rates through interest rate swaps and (iii) the amortization schedule of the debt.

(2)	Includes commitments to purchase advertising and other marketing services from third parties in advance on behalf of the Burger King system and obligations related to information technology and service agreements.

As of September 30, 2007, there were no significant differences in our outstanding contractual obligations, compared to June 30, 2007, except for the reduction in our term debt from an accelerated principal payment of $25 million and an increase in advertising commitments of $56 million.

As of June 30, 2007, we leased or subleased 1,087 properties to franchisees and other third parties. As of June 30, 2007, we also leased land, buildings, office space and warehousing under operating leases, and leased or subleased land and buildings that we own or lease, respectively, to franchisees under operating leases. In addition to the minimum obligations included in the table above, contingent rentals may be payable under certain leases on the basis of a percentage of sales in excess of stipulated amounts.

As of June 30, 2007, the projected benefit obligation of our U.S. and international defined benefit pension plans exceeded pension assets by $47 million and the projected benefit obligation of our U.S. medical plan exceeded plan assets by $22 million. We use the Moody’s long-term corporate bond yield indices for Aa bonds (“Moody’s Aa rate”), plus an additional 25 basis points to reflect the longer duration of our plans, as the discount rate used in the calculation of the projected benefit obligation as of the measurement date. We made contributions totaling $4 million into our pension plans and estimated benefit payments of $6 million out of these plans during fiscal 2007. Estimates of reasonably likely future pension contributions are dependent on pension asset performance, future interest rates, future tax law changes, and future changes in regulatory funding requirements.

In November 2005, we announced the curtailment of our pension plans in the United States and we froze future pension benefit accruals, effective December 31, 2005. These plans will continue to pay benefits and invest plan assets. We recognized a one-time pension curtailment gain of approximately $6 million in December 2005. In conjunction with this curtailment gain, we accrued a contribution totaling $6 million as of December 31, 2005, on behalf of those pension participants who were affected by the curtailment. The curtailment gain and contribution offset each other to result in no net effect on our results of operations.

We commit to purchase advertising and other marketing services from third parties in advance on behalf of the Burger King system in the United States and Canada. These commitments are typically made in September of each year for the upcoming twelve-month period. If our franchisees fail to pay required advertising contributions we could be contractually committed to fund any shortfall to the degree we are unable to cancel or reschedule the timing of such committed amounts. We have similar arrangements in other international markets where we operate company restaurants. As of September 30, 2007, the time of the year when our advertising commitments are typically highest and as of June 30, 2007, our advertising commitments totaled $136 million and $80 million, respectively.

Other commercial commitments and off-balance sheet arrangements

Franchisee restructuring program

In connection with the FFRP program, which was completed as of December 31, 2006, we have made potential commitments to fund loans to certain franchisees for the purpose of: remodeling restaurants; remodeling certain properties we lease or sublease to franchisees; providing temporary rent reductions to certain franchisees; and funding shortfalls in certain franchisee cash flow beyond specified levels (to annual and aggregate maximums). As of September 30, 2007, our remaining commitments under the FFRP program totaled $24 million, which we may incur. These arrangements expire over the next 17 years.

Guarantees

We occasionally guarantee lease payments of franchisees arising from leases assigned in connection with sales of company restaurants to franchisees, by remaining secondarily liable under the assigned leases of varying terms, for base and contingent rents. The maximum contingent rent amount is not determinable as the amount is based on future revenues. In the event of default by the franchisees, we have typically retained the right to acquire possession of the related restaurants, subject to landlord consent. The aggregate contingent obligation arising from these assigned lease guarantees was $109 million as of September 30, 2007, expiring over an average period of seven years.

Other commitments arising out of normal business operations were $13 million as of September 30, 2007, of which $9 million was guaranteed under bank guarantee arrangements. These commitments consist primarily of guarantees covering foreign franchisees’ obligations to suppliers and acquisition-related guarantees.

Letters of credit

As of September 30, 2007, we had $29 million in irrevocable standby letters of credit outstanding, which were issued primarily to certain insurance carriers to guarantee payment of deductibles for various insurance programs such as health and commercial liability insurance. As of September 30, 2007, none of these irrevocable standby letters of credit had been drawn upon.

As of September 30, 2007, we had posted bonds totaling $3 million, which related to certain utility deposits.

Vendor relationships

In fiscal 2000, we entered into long-term, exclusive contracts with The Coca-Cola Company and with Dr Pepper/Seven Up, Inc. to supply company and franchise restaurants with their products and obligating Burger King restaurants in the United States to purchase a specified number of gallons of soft drink syrup. These volume commitments are not subject to any time limit. As of September 30, 2007, we estimate that it will take approximately 15 years to complete the Coca-Cola and Dr Pepper purchase commitments, respectively. In the event of early termination of these arrangements, we may be required to make termination payments that could be material to our results of operations and financial position. Additionally, in connection with these contracts, we have received upfront fees, which are being amortized over the term of the contracts. As of September 30, 2007 and June 30, 2007, the deferred amounts totaled $19 million and $21 million, respectively. These deferred amounts are amortized as a reduction to food, paper and product costs in the accompanying consolidated statements of income.

Other

We have insurance programs with deductibles ranging between $500,000 to $1 million to cover claims such as workers’ compensation, general liability, automotive liability, executive risk and property. We are self-insured for healthcare claims for eligible participating employees. We determine our liability for claims based on actuarial analysis. As of September 30, 2007, we had a balance of $34 million in accrued liabilities to cover such claims.

Impact of inflation

We believe that our results of operations are not materially impacted by moderate changes in the inflation rate. Inflation and changing prices did not have a material impact on our operations in fiscal 2005, fiscal 2006 or fiscal 2007 or the three months ended September 30, 2007. Severe increases in inflation, however, could affect the global and U.S. economies and could have an adverse impact on our business, financial condition and results of operations.

Critical accounting policies and estimates

This discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as related disclosures of contingent assets and liabilities. We evaluate our estimates on an ongoing basis and we base our estimates on historical experience and various other assumptions we deem reasonable to the situation. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Changes in our estimates could materially impact our results of operations and financial condition in any particular period.

We consider our critical accounting policies and estimates to be as follows based on the high degree of judgment or complexity in their application:

Business combinations and intangible assets

The December 2002 acquisition of our predecessor required the application of the purchase method of accounting in accordance with SFAS No. 141. The purchase method of accounting involves the allocation of the purchase price to the estimated fair values of the assets acquired and liabilities assumed. This allocation process involves the use of estimates and assumptions to derive fair values and to complete the allocation.

In the event that actual results vary from any of the estimates or assumptions used in any valuation or allocation process under SFAS No. 141, we may be required to record an impairment charge or an increase in depreciation or amortization in future periods, or both.

Long-lived assets

Long-lived assets (including definite-lived intangible assets) are reviewed for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped for recognition and measurement of impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. Assets are grouped together for impairment testing at the operating market level (based on geographic areas) in the case of the United States, Canada, the U.K. and Germany. The operating market asset groupings within the United States and Canada are predominantly based on major metropolitan areas within the United States and Canada. Similarly, operating markets within the other foreign countries with larger asset concentrations (the U.K. and Germany) are made up of geographic regions within those countries (three in the U.K. and four in Germany). These operating market definitions are based upon the following primary factors:

•	management views profitability of the restaurants within the operating markets as a whole, based on cash flows generated by a portfolio of restaurants, rather than by individual restaurants and area managers receive incentives on this basis; and

•	management does not evaluate individual restaurants to build, acquire or close independent of any analysis of other restaurants in these operating markets.

In countries in which we have a smaller number of restaurants (The Netherlands, Spain, Mexico and China), most operating functions and advertising are performed at the country level, and shared by all restaurants in the country. As a result, we have defined operating markets as the entire country in the case of The Netherlands, Spain, Mexico and China.

Some of the events or changes in circumstances that would trigger an impairment review include, but are not limited to:

•	significant under-performance relative to expected and/or historical results (negative comparable sales or cash flows for two years);

•	significant negative industry or economic trends; or

•	knowledge of transactions involving the sale of similar property at amounts below our carrying value.

When assessing the recoverability of our long-lived assets, we make assumptions regarding estimated future cash flows and other factors. Some of these assumptions involve a high degree of judgment and also bear a significant impact on the assessment conclusions. Included among these assumptions are estimating future cash flows, including the projection of comparable sales, restaurant operating expenses, and capital requirements for property and equipment. We formulate estimates from historical experience and assumptions of future performance, based on business plans and forecasts, recent economic and business trends, and competitive conditions. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.

Impairment of indefinite-lived intangible assets

Indefinite-lived intangible assets consist of values assigned to brands which we own and goodwill recorded upon acquisitions. The most significant indefinite-lived intangible asset we have is our brand asset with a carrying book value of $915 million as of September 30, 2007. We test our indefinite-lived intangible assets for impairment on an annual basis or more often if an event occurs or circumstances change that indicates impairment might exist. Our impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the asset with its carrying amount in each segment, as defined by SFAS No. 131, which are the United States and Canada, EMEA/APAC, and Latin America. When assessing the recoverability of these assets, we make assumptions regarding estimated future cash flow similar to those when testing long-lived assets, as described above. In the event that our estimates or related assumptions change in the future, we may be required to record an impairment charge in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”.

Reserves for uncollectible accounts and revenue recognition

We collect royalties, advertising fund contributions and, in the case of approximately 10% of our franchise restaurants as of June 30, 2007, rents, from franchisees. We recognize revenue that is estimated to be reasonably assured of collection, and also record reserves for estimated uncollectible revenues and advertising contributions, based on monthly reviews of franchisee accounts, average sales trends, and overall economic conditions. In the event that franchise restaurant sales decline, or the financial health of franchisees otherwise deteriorate, we may be required to increase our reserves for uncollectible accounts and/or defer or not recognize revenues, the collection of which we deem to be less than reasonably assured.

Accounting for income taxes

We record income tax liabilities utilizing known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are future tax effects from existing temporary differences and operating loss and tax credit carry-forwards. When considered necessary, we record a valuation allowance to reduce deferred tax assets to the balance that is more likely than not to be realized. We must make estimates and judgments on future taxable income, considering feasible tax planning strategies and taking into account existing facts and circumstances, to determine the proper valuation allowance. When we determine that deferred tax assets could be realized in greater or lesser amounts than recorded, the asset balance and income statement reflect the change in the period such determination is made. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance.

We use an estimate of the annual effective tax rate at each interim period based on the facts and circumstances available at this time, while the actual effective tax rate is calculated at fiscal year-end.

Insurance reserves

We carry insurance to cover claims such as workers’ compensation, general liability, automotive liability, executive risk and property, and we are self-insured for healthcare claims for eligible participating employees. Through the use of insurance program deductibles (ranging from $0.5 million to $1 million) and self insurance, we retain a significant portion of the expected losses under these programs. Insurance reserves have been recorded based on our estimates of the anticipated ultimate costs to settle all claims, both reported and incurred-but-not-reported (IBNR).

Our accounting policies regarding these insurance programs include judgments and independent actuarial assumptions about economic conditions, the frequency or severity of claims and claim development patterns and claim reserve, management and settlement practices. Since there are many estimates and assumptions involved in recording insurance reserves, differences between actual future events and prior estimates and assumptions could result in adjustments to these reserves.

Stock-based compensation

Stock based compensation expense for non-qualified stock options (NQO’s) is estimated on the grant date using a Black-Scholes option pricing model. Our specific weighted-average assumptions for the risk-free interest rate, expected term, expected volatility and expected dividend yield are documented in Note 3 to our audited consolidated financial statements contained in our Form 10-K for the year ended June 30, 2007 and Note 2 to our unaudited condensed consolidated financial statements contained in our Form 10-Q for the quarterly period ended September 30, 2007 incorporated by reference into this prospectus supplement. Additionally, under SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123R”), we are required to estimate pre-vesting forfeitures for purposes of determining compensation expense to be recognized. Future expense amounts for any quarterly or annual period could be affected by changes in our assumptions or changes in market conditions.

In connection with the adoption of SFAS No. 123R, we have determined the expected term using the simplified method for “plain vanilla” options as discussed in Section D, Certain Assumptions Used in Valuation Methods, of SEC Staff Accounting Bulletin No. 107. Based on the results of applying the simplified method, we have determined that 6.25 years is an appropriate expected term for awards with four-year ratable vesting and 6.50 years for awards with five-year ratable vesting.

We became a public company under SFAS No. 123R on February 16, 2006 when we filed our Registration Statement on Form S-1 with the SEC. Prior to this date, we applied the minimum value method, as permitted under SFAS 123 “Accounting for Stock-Based Compensation” (“SFAS No. 123”), to calculate the grant date fair value of our NQO’s using the Black-Scholes option pricing model for pro forma stock based compensation disclosure. Under the minimum value method, zero volatility was assumed in the price of our common stock. Subsequent to February 16, 2006, in accordance with SFAS No. 123R, we have used a volatility assumption in the option pricing model to calculate the grant date fair value of NQO’s granted since that date. However, as a newly public company, we had limited historical data on the price of our publicly traded common stock and other financial instruments. Therefore, as permitted under SFAS No. 123R, we had elected to base our estimate of the expected volatility of our common stock on the historical volatility of a group of our peers whose share prices are publicly available. Based on this peer group, the weighted average volatility used in the determination of the fair value of our NQO’s for fiscal 2007 was 33%. During the first quarter of fiscal 2008, we determined we had sufficient information regarding the historical volatility of our share price and implied volatility of our exchange-traded options to incorporate a portion of these volatilities into the calculation of expected volatility used in the Black-Scholes model.

New accounting pronouncements issued but not yet adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FASB No. 157”) which defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. FASB No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. FASB No. 157 is effective for fiscal years beginning after November 15, 2007, which for us will be our 2009 fiscal year. We are currently evaluating the impact that FASB No. 157 may have on our statements of operations and financial position.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FASB No. 159”), which allows entities to voluntarily choose, at specified election dates, to measure certain financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FASB No. 159 specifies that all subsequent changes in fair value for that instrument must be reported in earnings. FASB No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007, which for us will be our fiscal year beginning July 1, 2008. We are currently evaluating the impact that FASB No. 159 may have on our statements of operations and financial position.

Quantitative and qualitative disclosures about market risk

Market risk

We are exposed to financial market risks associated with foreign currency exchange rates, interest rates and commodity prices. In the normal course of business and in accordance with our policies, we manage these risks through a variety of strategies, which may include the use of derivative financial instruments to hedge our underlying exposures. Our policies prohibit the use of derivative instruments for trading purposes, and we have procedures in place to monitor and control their use.

Foreign currency exchange risk

Movements in foreign currency exchange rates may affect the translated value of our earnings and cash flow associated with our foreign operations, as well as the translation of net asset or liability positions that are denominated in foreign currencies. In countries outside of the United States where we operate company restaurants, we generate revenues and incur operating expenses and selling, general and administrative expenses denominated in local currencies. In many foreign countries where we do not have company restaurants our franchisees pay royalties in U.S. dollars. However, as the royalties are calculated based on local currency sales, our revenues are still impacted from fluctuations in exchange rates. In fiscal 2007, income from operations would have decreased or increased $10 million if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar.

We use foreign exchange forward contracts as economic hedges to offset the future impact of gains and losses resulting from changes in the expected amount of functional currency cash flows to be received or paid upon settlement of intercompany loans denominated in foreign currencies. Changes in the fair value of the forward contracts attributable to changes in the current spot rates between the U.S. dollar and the foreign currencies are offset by the remeasurement of the intercompany loans, resulting in an insignificant impact to the company’s net income. The portion of the fair value of the forward contracts attributable to the spot-forward difference (the difference between the spot exchange rate and the forward exchange rate) is recognized in earnings as a gain or loss on foreign exchange (See Note 12 to our audited consolidated financial statements contained in our Form 10-K for the year ended June 30, 2007, incorporated by reference into this prospectus supplement). The contracts outstanding as of September 30, 2007 mature at various dates through December 2007 and we intend to continue to renew these contracts to hedge our foreign exchange impact.

Interest rate risk

We have a market risk exposure to changes in interest rates, principally in the United States. We attempt to minimize this risk and lower our overall borrowing costs through the utilization of derivative financial instruments, using interest rate swaps. These swaps are entered into with financial institutions and have reset dates and key terms that match those of the underlying debt. Accordingly, any change in market value associated with interest rate swaps is offset by the opposite market impact on the borrowing costs associated with the related debt.

As of September 30, 2007, we had interest rate swaps with a notional value of $380 million that qualify as cash flow hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. The interest rate swaps help us manage exposure to changes in forecasted LIBOR-based interest payments made on variable rate debt. A 1% change in interest rates on our existing debt of $846 million would result in an increase or decrease in interest expense of approximately $5 million in a given year, as we have hedged $380 million of our future interest payments.

Commodity price risk

We purchase certain products, particularly beef, which are subject to price volatility that is caused by weather, market conditions and other factors that are not considered predictable or within our control. Additionally, our ability to recover increased costs is typically limited by the competitive environment in which we operate. We do not utilize commodity option or future contracts to hedge commodity prices and do not have long-term pricing arrangements. As a result, we purchase beef and other commodities at market prices, which fluctuate on a daily basis.

The estimated change in company restaurant food, paper and product costs from a hypothetical 10% change in average beef prices would have been approximately $9 million for fiscal 2006 and fiscal 2007. The hypothetical change in food, paper and product costs could be positively or negatively affected by changes in prices or product sales mix.

Management

Executive officers and directors

Set forth below is information concerning our executive officers and directors. Our directors are generally elected for one-year terms. In connection with our transition from a “controlled company,” we expect to appoint additional independent directors to satisfy the corporate governance guidelines of the NYSE.

Name	Age	Position

John W. Chidsey	45	Chief Executive Officer and Director
Russell B. Klein	50	President, Global Marketing, Strategy and Innovation
Ben K. Wells	54	Chief Financial Officer
Julio A. Ramirez	53	Executive Vice President, Global Operations
Peter C. Smith	51	Chief Human Resources Officer
Anne Chwat	48	General Counsel and Secretary
Charles M. Fallon, Jr.	45	President, North America
Amy E. Wagner	42	Senior Vice President, Investor Relations and Global Communications
Christopher M. Anderson	40	Senior Vice President and Controller
Brian T. Swette	53	Non-Executive Chairman of the Board
Andrew B. Balson	41	Director
David Bonderman	64	Director
Richard W. Boyce	53	Director
David A. Brandon	55	Director
Ronald M. Dykes	60	Director
Peter R. Formanek	64	Director
Manuel A. Garcia	64	Director
Adrian Jones	43	Director
Sanjeev K. Mehra	48	Director
Stephen G. Pagliuca	52	Director
Kneeland C. Youngblood	51	Director

John W. Chidsey has served as our Chief Executive Officer and a member of the board since April 2006. From September 2005 until April 2006, he served as our President and Chief Financial Officer and from June 2004 until September 2005, he was our President of North America. Mr. Chidsey joined us as Executive Vice President, Chief Administrative and Financial Officer in March 2004 and held that position until June 2004. From January 1996 to March 2003, Mr. Chidsey served in numerous positions at Cendant Corporation, including Chief Executive Officer of the Vehicle Services Division and the Financial Services Division. Mr. Chidsey is a director of HealthSouth Corporation and is also a member of the Board of Trustees of Davidson College.

Russell B. Klein has served as our President, Global Marketing, Strategy and Innovation since June 2006. Previously, he served as Chief Marketing Officer from June 2003 to June 2006. From August 2002 to May 2003, Mr. Klein served as Chief Marketing Officer at 7-Eleven Inc. From January 1999 to July 2002, Mr. Klein served as a Principal at Whisper Capital.

Ben K. Wells has served as our Chief Financial Officer since April 2006. From May 2005 to April 2006, Mr. Wells served as our Senior Vice President, Treasurer. From June 2002 to May 2005, he was a Principal and Managing Director at BK Wells & Co., a corporate treasury advisory firm in Houston, Texas. From June 1987 to June 2002, he was at Compaq Computer Corporation, most recently as Vice President, Corporate Treasurer. Before joining Compaq, Mr. Wells held various finance and treasury responsibilities over a 10-year period at British Petroleum.

Julio A. Ramirez has served as our Executive Vice President, Global Operations since September 2007. Mr. Ramirez has worked for Burger King Corporation for over 20 years. From January 2002 to August 2007, Mr. Ramirez served as our President, Latin America. During his tenure, Mr. Ramirez has held several positions, including Senior Vice President of U.S. Franchise Operations and Development from February 2000 to December 2001 and President, Latin America from 1997 until 2000.

Peter C. Smith has served as our Chief Human Resources Officer since December 2003. From September 1998 to November 2003, Mr. Smith served as Senior Vice President of Human Resources at AutoNation.

Anne Chwat has served as our General Counsel and Secretary since September 2004. From September 2000 to September 2004, Ms. Chwat served in various positions at BMG Music (now SonyBMG Music Entertainment) including as Senior Vice President, General Counsel and Chief Ethics and Compliance Officer.

Charles M. Fallon, Jr. has served as our President, North America since June 2006. From November 2002 to June 2006, Mr. Fallon served as Executive Vice President of Revenue Generation for Cendant Car Rental Group, Inc. Mr. Fallon served in various positions with Cendant Corporation including Executive Vice President of Sales for Avis Rent-A-Car from August 2001 to October 2002.

Amy E. Wagner has served as our Senior Vice President, Investor Relations and Global Communications since June 2007. Previously she served as Senior Vice President, Investor Relations from April 2006 to June 2007. From February 1990 to April 2006, Ms. Wagner served in various corporate finance positions at Ryder System, Inc., including as Vice President, Risk Management and Insurance Operations from January 2003 to April 2006 and Group Director, Investor Relations from June 2001 to January 2003.

Christopher M. Anderson has served as our Senior Vice President and Controller since July 2007. From February 2005 through June 2007, he served as our Vice President and Controller. From May 2002 to February 2005, Mr. Anderson served as Director of Finance and Controller for Hewlett-Packard. From February 2000 to May 2002, he served as Director of Finance and Controller for Compaq Computer Corporation.

Brian T. Swette has served on our board since April 2003 and became Non-Executive Chairman of our board in April 2006. Mr. Swette served as Chief Operating Officer of eBay from 1998 to 2002 and has been a private investor since 2002. Mr. Swette is a director of Jamba, Inc. (a chain of smoothie restaurants).

Andrew B. Balson has served on our board since December 2002. Mr. Balson is a Managing Director of Bain Capital Partners, where he has worked since 1996. Mr. Balson is a director of Domino’s Pizza, Inc., OSI Restaurant Partners, LLC and a number of private companies.

David Bonderman has served on our board since December 2002. Mr. Bonderman is a Founding Partner of TPG Capital (formerly known as Texas Pacific Group) and has served in that role since 1992. Mr. Bonderman is a director of CoStar Group, Inc., RyanAir Holdings, plc and Gemalto N.V.

Richard W. Boyce has served on our board since December 2002. Mr. Boyce has been a Partner of TPG Capital since January 1999. Mr. Boyce is a director of J. Crew Group, Inc.

David A. Brandon has served on our board since September 2003. Mr. Brandon is Chairman and CEO of Domino’s Pizza, Inc. and has served in that role since March 1999. From 1989 to 1998, Mr. Brandon served as President and CEO of Valassis Communications, Inc. (a marketing services company) and was Chairman of Valassis from 1997 to 1998. Mr. Brandon is a director of Northwest Airlines Corp., The TJX Companies, Domino’s Pizza, Inc. and Kaydon Corporation.

Ronald M. Dykes has served on our board since April 2007. Mr. Dykes most recently served as Chief Financial Officer of BellSouth Corporation, a position he retired from in 2005. Prior to his retirement, Mr. Dykes worked for BellSouth Corporation and its predecessor entities in various capacities for over 34 years. Mr. Dykes is a director of American Tower Corporation (an operator of wireless communication towers), and from October 2000 through December 31, 2005, also served as a director of Cingular Wireless, most recently as Chairman of the Board.

Peter R. Formanek has served on our board since September 2003. Mr. Formanek has been a private investor since May 1994. Mr. Formanek is a co-founder and retired President of AutoZone, Inc.

Manuel A. Garcia has served on our board since September 2003. Mr. Garcia has served as President and Chief Executive Officer of Atlantic Coast Management, Inc., an operator of various restaurants in the Orlando, Florida area, since 1996. Mr. Garcia is Chairman of the Board of Culinary Concepts, Inc.

Adrian Jones has served on our board since December 2002. Mr. Jones has been with Goldman, Sachs & Co. in New York City and London since 1994, and has been a Managing Director since November 2002. Mr. Jones is a director of Autocam Corporation and Signature Hospital Holding, LLC.

Sanjeev K. Mehra has served on our board since December 2002. Mr. Mehra has been with Goldman, Sachs & Co. in New York City since 1986, and has been a Managing Director since 1996. Mr. Mehra is a director of the following private companies: Adam Aircraft Industries, Inc., Aramark Holdings Corporation, Nalco Company, SunGard Data Systems, Inc., ADESA, Inc. and Hawker Beechcraft, Inc.

Stephen G. Pagliuca has served on our board since December 2002. Mr. Pagliuca has served as a Managing Director of Bain Capital Partners since 1989. Mr. Pagliuca is a director of Gartner, Inc. (an information technology research and advisory company) and Warner Chilcott Limited (an international pharmaceutical company).

Kneeland C. Youngblood has served on our board since October 2004. Mr. Youngblood is a founding partner of Pharos Capital Group, L.L.C., a private equity firm and has served as managing partner since January 1998. Mr. Youngblood is Chairman of the Board of the American Beacon Funds and is a director of Starwood Hotels and Resorts Worldwide, Inc. and Gap Inc.

Principal and selling stockholders

The following table sets forth certain information as of November 1, 2007, regarding the beneficial ownership of our common stock by:

•	each selling stockholder;

•	each of our directors and named executive officers;

•	all directors and executive officers as a group; and

•	each person who is known to us to be the beneficial owner of more than 5% of our common stock.

As of November 1, 2007, our outstanding equity securities consisted of 135,213,331 shares of common stock, of which 25,293,763 shares are held by the Goldman Sachs Funds, which are affiliates of Goldman, Sachs & Co., one of the representatives of the underwriters. The Goldman Sachs Funds are selling 5,760,000 shares of our common stock in this offering (or 6,624,000 shares if the underwriters elect to purchase 2,700,000 additional shares in full). The Goldman Sachs Funds are affiliates of a broker-dealer and purchased the shares to be sold in this offering in the ordinary course of its business and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The selling stockholders affiliated with Goldman, Sachs & Co. in this offering may be deemed to be underwriters.

The number of shares beneficially owned by each stockholder is determined under rules promulgated by the SEC and generally includes voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Under the SEC rules, the number of shares of common stock deemed outstanding includes shares issuable upon conversion of other securities, as well as the exercise of options or the settlement of restricted stock units held by the respective person or group that may be exercised or settled on or within 60 days of November 1, 2007. For purposes of calculating each person’s or group’s percentage ownership, shares of common stock issuable pursuant to stock options and restricted stock units exercisable or settleable on or within 60 days of November 1, 2007 are included as outstanding and beneficially owned for that person or group but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or group.

The address for each listed stockholder, unless otherwise indicated, is: c/o Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

The shares reflected in the “Shares offered hereby” column assumes no exercise of the underwriters’ option to purchase additional shares from the selling stockholders.

For a discussion of material relationships with the selling stockholders, see “Selling stockholders — Certain relationships” in the accompanying prospectus.

				Shares beneficially
	Shares beneficially			owned after this
	owned before this			offering without
	offering		Shares	exercise of option
Name and address of beneficial owner	Number	Percent	offered hereby	Number	Percent

Named Executive Officers and Directors:
John W. Chidsey(1)	1,052,604	*	—	1,052,604	*
Ben K. Wells(1)	73,230	*	—	73,230	*
Russell B. Klein(1)	353,231	*	—	353,231	*
Charles M. Fallon, Jr.(1)	15,949	*	—	15,949	*
Anne Chwat(1)	118,718	*	—	118,718	*
Peter Tan(1)	57,769	*	—	57,769	*
Martin Brok(1)(2)	34,045	*	—	34,045	*
Andrew B. Balson(1)(3)	4,769	*	—	4,769	*
David Bonderman(1)(4)	28,438,266	21.0%	6,480,000	21,958,266	16.2%
Richard W. Boyce(1)	4,769	*	—	4,769	*
David M. Brandon(1)	14,769	*	—	14,769	*
Ronald M. Dykes	973	*	—	973	*
Peter R. Formanek(1)	251,606	*	—	251,606	*
Manuel A. Garcia(1)	90,832	*	—	90,832	*
Adrian Jones(1)(5)(8)	25,293,763	18.7%	5,760,000	19,533,763	14.4%
Sanjeev K. Mehra(1)(5)(8)	25,293,763	18.7%	5,760,000	19,533,763	14.4%
Stephen G. Pagliuca(1)(3)	4,769	*	—	4,769	*
Brian T. Swette(1)	107,359	*	—	107,359	*
Kneeland C. Youngblood(1)	57,376	*	—	57,376	*
All Executive Officers and Directors as a group (23 persons)(1)	56,319,539	41.2%	12,240,000	44,079,539	32.6%
5% Stockholders:
AMVESCAP PLC AIM Advisors, Inc.(6)	7,332,993	5.4%	—	7,332,993	5.4%
30 Finsbury Square London EC2A 1AG England
Investment funds affiliated with Bain Capital Investors, LLC(7)	25,274,221	18.7%	4,957,469	19,514,221	14.4%
c/o Bain Capital Partners, LLC 111 Huntington Avenue Boston, MA 02199
The Goldman Sachs Group, Inc.(8)	25,293,763	18.7%	5,760,000	19,533,763	14.4%
85 Broad Street New York, NY 10004
TPG BK Holdco LLC(9)	28,433,497	21.0%	6,480,000	21,953,497	16.2%
c/o TPG Capital, L.P. 301 Commerce Street, Suite 3300 Fort Worth, TX 76102
Other Selling Stockholders(10):
Combined Jewish Philanthropies of Greater Boston, Inc.	195,012	*	195,012	—	—
126 High Street Boston, MA 02110-2700
The Crimson Lion Foundation	28,194	*	28,194	—	—
31 St. James Avenue, Suite 740 Boston, MA 02116
Edgerley Family Foundation	71,632	*	71,632	—	—
c/o Bain Capital Investors, LLC 111 Huntington Avenue Boston, Massachusetts 02199
Fidelity Investments Charitable Gift Fund	342,123	*	342,123	—	—
200 Seaport Boulevard, ZE7 Boston, MA 02109

				Shares beneficially
	Shares beneficially			owned after this
	owned before this			offering without
	offering		Shares	exercise of option
Name and address of beneficial owner	Number	Percent	offered hereby	Number	Percent

The Boston Foundation	67,696	*	67,696
75 Arlington Street Boston, MA 02116
The Corporation of the President of The Church of Jesus Christ of Latter-day Saints	69,603	*	69,603	—	—
Room 1514, 5 East North Temple Salt Lake City, UT 84150
Tyler Charitable Foundation	28,271	*	28,271	—	—
c/o James Donovan Goldman Sachs 125 High Street Boston, MA 02110

*	Less than one percent (1%).

(1)	Includes beneficial ownership of shares of common stock for which the following persons hold options exercisable on or within 60 days of November 1, 2007: Mr. Chidsey, 795,456 shares; Mr. Wells, 63,230 shares; Mr. Klein, 89,577 shares; Ms. Chwat, 73,768 shares; Mr. Tan, 21,076 shares; Mr. Brok, 21,769 shares; Mr. Formanek, 75,587 shares; and all directors and executive officers as a group, 1,336,071 shares. Also includes beneficial ownership of shares of common stock underlying restricted stock units held by the following persons that have vested or will vest on or within 60 days of November 1, 2007: Mr. Chidsey, 105,385 shares; Mr. Klein, 54,116 shares; and all directors and executive officers as a group, 290,882 shares. Also includes beneficial ownership of shares of common stock underlying deferred stock units held by the following persons that have vested or will vest on or within 60 days of November 1, 2007: each of Messrs. Balson, Bonderman, Boyce, Brandon, Formanek, Garcia, Pagliuca and Youngblood, 4,769 shares; Mr. Dykes, 973 shares; Messrs. Jones and Mehra, 9,538 shares; and Mr. Swette, 6,734 shares; and all directors and officers as a group, 55,397 shares. See Footnote 5 below for more information regarding the deferred stock held by Messrs. Jones and Mehra.

(2)	Mr. Brok is no longer employed by us and therefore, this number is based solely on the information known to us.

(3)	Mr. Balson and Mr. Pagliuca are Managing Directors and Members of Bain Capital Investors, LLC. Messrs. Balson and Pagliuca may be deemed to share voting and dispositive power with respect to all the shares of common stock held by each of the Bain Capital investment funds referred to in Footnote 7 below. Each of Messrs. Balson and Pagliuca disclaims beneficial ownership of securities held by these investment funds except to the extent of his pecuniary interest therein.

(4)	Includes 28,433,497 shares of common stock held by TPG BK Holdco LLC, whose managing member is TPG Partners III, LP, whose general partner is TPG GenPar III, LP, whose general partner is TPG Advisors III, Inc. Mr. Bonderman and James G. Coulter are the sole shareholders of TPG Advisors III. Each of Messrs. Bonderman and Coulter disclaims beneficial ownership of such securities. Mr. Coulter is not affiliated with us.

(5)	Mr. Jones and Mr. Mehra are managing directors of Goldman, Sachs & Co. Messrs. Jones and Mehra and The Goldman Sachs Group, Inc. each disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds and Goldman, Sachs & Co., except to the extent of his or its pecuniary interest therein, if any. Goldman, Sachs & Co. disclaims beneficial ownership of the shares of common stock owned directly or indirectly by the Goldman Sachs Funds, except to the extent of its pecuniary interest therein, if any. Each of Messrs. Jones and Mehra has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds the deferred stock units he receives as a director for the benefit of The Goldman Sachs Group, Inc. See Footnote 8 below for information regarding The Goldman Sachs Group, Inc.

(6)	The shares included in the table consist of: (i) 6,788,081 shares of common stock held by AIM Advisors, Inc.; (ii) 439,308 shares of common stock held by AIM Capital Management, Inc.; and (iii) 105,604 shares of common stock held by PowerShares Capital Management LLC. The shares included in the table are based solely on the Schedule 13G filed with the SEC on February 14, 2007 by AMVESCAP PLC on behalf of itself and certain of its subsidiaries.

(7)	The shares included in the table consist of: (i) 19,573,261 shares of common stock owned by Bain Capital Integral Investors, LLC, whose administrative member is Bain Capital Investors, LLC (“BCI”); (ii) 5,594,182 shares of common stock owned by Bain Capital VII Coinvestment Fund, LLC, whose sole member is Bain Capital Fund VII Coinvestment Fund, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is BCI and (iii) 106,778 shares of common stock owned by BCIP TCV, LLC, whose administrative member is BCI. The shares included in the table are based solely on the Form 4 filed with the SEC on March 27, 2007 by BCI on behalf of itself and its reporting group. Assuming no exercise of the underwriters’ option to purchase additional shares: (i) 3,658,219 shares of common stock will be sold by Bain Capital Integral Investors, LLC; (ii) 1,274,915 shares of common stock will be sold by Bain Capital VII Coinvestment Fund, LLC; and (iii) 24,335 shares of common stock will be sold by BCIP TCV, LLC. If the underwriters exercise their option to purchase additional shares in full: (i) 4,327,332 shares of common stock will be sold by Bain Capital Integral

Investors, LLC; (ii) 1,466,152 shares of common stock will be sold by Bain Capital VII Coinvestment Fund, LLC; and (iii) 27,985 shares of common stock will be sold by BCIP TCV, LLC. The number of shares beneficially owned after this offering without exercise of the underwriters’ option to purchase additional shares reflects the contribution by certain partners and other employees of Bain Capital entities of 802,531 shares in the aggregate to the charitable entities listed under “Other Selling Stockholders” in the table above.

(8)	The Goldman Sachs Group, Inc., and certain affiliates, including, Goldman, Sachs & Co., may be deemed to directly or indirectly own the shares of common stock which are owned directly or indirectly by investment partnerships, which The Goldman Sachs Group, Inc. refers to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Funds share voting and investment power with certain of their respective affiliates. Shares beneficially owned by the Goldman Sachs Funds consist of: (i) 13,205,404 shares of common stock owned by GS Capital Partners 2000, L.P.; (ii) 4,798,340 shares of common stock owned by GS Capital Partners 2000 Offshore, L.P.; (iii) 551,956 shares of common stock owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 4,193,173 shares of common stock owned by GS Capital Partners 2000 Employee Fund, L.P.; (v) 194,258 shares of common stock owned by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 388,516 shares of common stock owned by Stone Street Fund 2000, L.P.; (vii) 647,526 shares of common stock owned by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 750,834 shares of common stock owned by GS Private Equity Partners 2000, L.P.; (ix) 258,091 shares of common stock owned by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 286,127 shares of common stock owned by GS Private Equity Partners 2000-Direct Investment Fund, L.P. Goldman, Sachs & Co. beneficially owns directly and The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly 10,000 shares of common stock. Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. may each be deemed to beneficially own indirectly, in the aggregate, 25,274,225 shares of common stock through certain limited partnerships described in this Footnote, of which affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the limited partnerships. The Goldman Sachs Group, Inc. may be deemed to beneficially own 9,538 shares of common stock pursuant to the 2006 Omnibus Incentive Plan, consisting of 4,769 deferred shares granted to each of Sanjeev K. Mehra and Adrian M. Jones, each a managing director of Goldman, Sachs & Co. in their capacity as directors of the company. Each of Sanjeev K. Mehra and Adrian M. Jones has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such deferred shares for the benefit of The Goldman Sachs Group, Inc. Each grant of 4,769 deferred shares is fully vested. The deferred shares will be settled upon termination of board service. Each of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. disclaims beneficial ownership of the deferred shares of common stock except to the extent of its pecuniary interest therein. The shares included in the table are based solely on the Form 4 filed with the SEC on March 27, 2007 by The Goldman Sachs Group, Inc. on behalf of itself and its reporting group. Assuming no exercise of the underwriters’ option to purchase additional shares: (i) 3,009,514 shares of common stock will be sold by GS Capital Partners 2000, L.P.; (ii) 1,093,543 shares of common stock will be sold by GS Capital Partners 2000 Offshore, L.P.; (iii) 125,791 shares of common stock will be sold by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 955,625 shares of common stock will be sold by GS Capital Partners 2000 Employee Fund, L.P.; (v) 44,271 shares of common stock will be sold by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 88,543 shares of common stock will be sold by Stone Street Fund 2000, L.P.; (vii) 147,571 shares of common stock will be sold by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 171,115 shares of common stock will be sold by GS Private Equity Partners 2000, L.P.; (ix) 58,819 shares of common stock will be sold by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 65,208 shares of common stock will be sold by GS Private Equity Partners 2000 — Direct Investment Fund, L.P. If the underwriters exercise their option to purchase additional shares in full: (i) 3,460,941 shares of common stock will be sold by GS Capital Partners 2000, L.P.; (ii) 1,257,574 shares of common stock will be sold by GS Capital Partners 2000 Offshore, L.P.; (iii) 144,660 shares of common stock will be sold by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 1,098,969 shares of common stock will be sold by GS Capital Partners 2000 Employee Fund, L.P.; (v) 50,912 shares of common stock will be sold by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 101,824 shares of common stock will be sold by Stone Street Fund 2000, L.P.; (vii) 169,707 shares of common stock will be sold by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 196,782 shares of common stock will be sold by GS Private Equity Partners 2000, L.P.; (ix) 67,642 shares of common stock will be sold by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 74,989 shares of common stock will be sold by GS Private Equity Partners 2000-Direct Investment Fund, L.P.

(9)	The shares included in the table are directly held by TPG BK Holdco LLC. TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), is the general partner of TPG GenPar III, L.P., a Delaware limited partnership, which in turn is the sole general partner of TPG Partners III, L.P., a Delaware limited partnership which in turn is the managing member of TPG BK Holdco LLC. David Bonderman and James Coulter are the sole shareholders and directors of Advisors III, and therefore, David Bonderman, James Coulter and Advisors III may each be deemed to beneficially own the shares directly held by TPG BK Holdco LLC. The shares included in this table are based solely on the Form 4 filed with the SEC on March 27, 2007 by Advisors III. Assuming no exercise of the underwriters’ option to purchase additional shares: 6,480,000 shares of common stock will be sold by TPG BK Holdco LLC. If the underwriters exercise their option to purchase additional shares in full: 7,452,000 shares of common stock will be sold by TPG BK Holdco LLC.

(10)	Represents shares received by such entities as a result of charitable contributions by certain partners and other employees of Bain Capital entities.

Material United States federal tax consequences for non-United States holders of common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder” and that does not own, and is not deemed to own, more than 5% of the company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates,

•	foreign corporation,

•	foreign partnership, or

•	foreign estate or trust.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid by the company to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN certifying its entitlement to benefits under a treaty.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. resident. A non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on disposition of common stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise, or

•	the company is or has been a U.S. real property holding corporation, as defined below, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and its common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

The company believes that it is not, and does not anticipate becoming, a U.S. real property holding corporation.

Information reporting requirements and backup withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. You may have to comply with certification procedures to establish that you are not a U.S. person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal estate tax

An individual non-U.S. holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the common stock will be required to include the value of the stock in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Underwriting

The selling stockholders are offering the shares of common stock described in this prospectus supplement. A number of underwriters are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, the selling stockholders have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares

Goldman, Sachs & Co.	4,500,000
J.P. Morgan Securities Inc.	4,500,000
Morgan Stanley & Co. Incorporated	4,500,000
Banc of America Securities LLC	900,000
Bear, Stearns & Co. Inc.	900,000
Citigroup Global Markets Inc.	900,000
Wachovia Capital Markets, LLC	900,000
The Williams Capital Group, L.P.	900,000

Total	18,000,000

The underwriters are committed to purchase all the shares of common stock offered by the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $0.525 per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters.

The underwriters have an option to buy up to 2,700,000 additional shares of common stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this option to purchase additional shares. If any shares are purchased pursuant to this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to the selling stockholders per share of common stock. We will not receive any of the proceeds from a sale of shares by the selling stockholders. The following table shows the per share and total underwriting discounts and commissions to be paid by the selling stockholders to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without	With full
	exercise	exercise of
Paid by the selling stockholders	of option	option

Per Share	$0.875	$0.875
Total	$15,750,000	$18,112,500

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $1.1 million.

Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for the company and its subsidiaries, for which they received or will receive customary fees and expenses. For a discussion of material relationships with the selling stockholders, see “Principal and selling stockholders.”

We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Goldman, Sachs & Co. for a period of 90 days after the pricing date. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

All of our directors and executive officers and certain other equity holders, including the selling stockholders, have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with certain exceptions, for a period of 90 days after the pricing date, have agreed that they will not, without the prior written consent of Goldman, Sachs & Co., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such persons in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, subject to certain exceptions, including sales made in this offering and, with respect to certain directors and executive officers, transfers made 30 days or later after the date of this prospectus supplement pursuant to a plan that complies with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and was entered into prior to the pricing of this offering. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “BKC.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities, as well as other purchases by the underwriters for their own account, may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each underwriter has represented that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any common stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the “EU Prospectus Directive”) is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Because, prior to this offering, the Goldman Sachs Funds, affiliates of Goldman, Sachs & Co., own in excess of 10% of the issued and outstanding shares of our common stock, under Rule 2720 of the NASD, Inc.’s Conduct Rules (“Rule 2720”), Goldman Sachs & Co. may be deemed to be our “affiliate.” Accordingly, this offering is being made in compliance with Rule 2720. Pursuant to Rule 2720, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as a bona fide independent market (as defined in Rule 2720) exists in the shares.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Holland & Knight LLP, Miami, Florida, and certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has in the past provided legal services to us and the sponsors, including in connection with the acquisition of BKC in December 2002, and may in the future continue to provide legal services to us and the sponsors. In addition, Cleary Gottlieb Steen & Hamilton LLP currently provides legal services to the sponsors.

Experts

The consolidated financial statements of Burger King Holdings, Inc and subsidiaries as of June 30, 2007 and 2006, and for each of the years in the three-year period ended June 30, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2007 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG LLP covering the June 30, 2007, consolidated financial statements refers to changes in the accounting for defined benefit pension and other postretirement plans and a change in method of accounting for share-based payments in fiscal 2007.

Where you can find additional information

We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Internet site at http://www.sec.gov.

Our website is http://www.bk.com (which is not intended to be an active hyperlink in this prospectus supplement). We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, connected to or that can be accessed via our website is not part of this prospectus supplement.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus supplement. This prospectus supplement, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our common stock, you should consult the Registration Statement and its exhibits.

Incorporation of certain documents by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated:

(i) Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed with the SEC on September 7, 2007;

(ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the SEC on November 5, 2007;

(iii) Current Reports on Form 8-K filed with the SEC on September 18, 2007, October 26, 2007 and November 6, 2007; and

(iv) The description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on May 9, 2006, including any amendments or reports filed for the purpose of updating such description.

We will provide to you without charge a copy of all documents incorporated by reference into this prospectus supplement, including any exhibits to such documents that are specifically incorporated by reference in those documents. You may request copies by writing or telephoning us at our Investor Relations Department, Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-7696 or by e-mailing us at Investor@whopper.com.

Statements contained in this prospectus supplement concerning the provisions of any documents are necessary summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of the Registration Statement or an amendment to the Registration Statement, are available for inspection and copying as described above.

PROSPECTUS

26,450,000 Shares of Common Stock

Burger King Holdings, Inc.

This prospectus relates to 26,450,000 shares of common stock, par value $0.01 per share, of Burger King Holdings, Inc. All of the shares being offered hereby will be sold by or for the benefit of the selling stockholders identified on page 6 of this prospectus. We will not receive any proceeds from the sale of the shares.

The selling stockholders may offer and sell the shares from time to time, in public or private transactions, through underwriters, dealers or agents or directly to one or more purchasers in fixed price offerings, in negotiated transactions, at market prices prevailing at the time of sale or at prices related to market prices. See “Plan of Distribution” starting on page 9 of this prospectus for more information.

Our common stock is listed on the New York Stock Exchange under the symbol “BKC.” On November 2, 2007, the closing price of our common stock as reported on the NYSE Consolidated Tape was $27.73 per share.

This prospectus describes the general manner in which the shares of our common stock may be offered or sold by the selling stockholders. If necessary, the specific manner in which shares of our common stock may be offered and sold will be described in a prospectus supplement.

Investing in our common stock involves risks.  You should carefully consider the risks described under the “Risk Factors” section of our filings with the Securities and Exchange Commission (“SEC”) and any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

November 5, 2007

You should rely only on the information contained in, or incorporated by reference into, this prospectus and any prospectus supplements. We have not authorized anyone to provide you with information that is different. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus or any prospectus supplement is accurate as of any date other than the date of this prospectus or any prospectus supplement or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus, a prospectus supplement or of any shares of our common stock.

No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus or any prospectus supplement. You must not rely on any unauthorized information or representations. This prospectus and any prospectus supplement are an offer to sell only the securities specifically offered by it, but only under circumstances and in jurisdictions where it is lawful to do so.

i

Prospectus summary

This summary highlights material information found in greater detail elsewhere in this prospectus or the documents incorporated by reference herein. Before deciding to invest in our common stock, you should carefully read this entire prospectus, including the matters discussed under the “Risk Factors,” section included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed with the SEC on September 7, 2007, and in other documents that we subsequently file with the SEC. References to fiscal 2008, fiscal 2007, fiscal 2006 and fiscal 2005 in this prospectus are to our fiscal year ending June 30, 2008, and to the fiscal years ended June 30, 2007, June 30, 2006 and June 30, 2005, respectively. As used in this prospectus, all references to “Burger King,” “we,” “our,” “ours,” “us” and the “Company” refer to Burger King Holdings, Inc. and its consolidated subsidiaries. As used in this prospectus, all references to “Sponsors” refer to TPG Capital, Bain Capital Partners and the Goldman Sachs Funds. All of the selling stockholders are private equity funds controlled by the Sponsors.

Our company

We are the world’s second largest fast food hamburger restaurant, or FFHR, chain as measured by the total number of restaurants and sales system-wide. Our restaurant system includes restaurants owned by the Company and by franchisees. As of September 30, 2007, we owned or franchised a total of 11,290 restaurants in 69 countries and U.S. territories, of which 1,289 restaurants were Company-owned and 10,001 were owned by our franchisees. Of these restaurants, 7,168 or 63% were located in the United States and 4,122 or 37% were located in our international markets. Our restaurants feature flame-broiled hamburgers, chicken and other specialty sandwiches, french fries, soft drinks and other reasonably-priced food items. During our more than 50 years of operating history, we have developed a scalable and cost-efficient quick-service hamburger restaurant model that offers guests fast food at modest prices.

We generate revenues from three sources: sales at Company-owned restaurants; royalties and franchise fees paid to us by our franchisees; and property income from certain restaurants that we lease or sublease to franchisees. Approximately 90% of our restaurants are franchised and we have a higher percentage of franchise restaurants to Company-owned restaurants than our major competitors in the FFHR category. We believe that this restaurant ownership mix provides us with a strategic advantage because the capital required to grow and maintain the BURGER KING® system is funded primarily by franchisees, while still giving us a sizeable base of Company-owned restaurants to demonstrate credibility with franchisees in launching new initiatives. As a result of the high percentage of franchise restaurants in our system, we have lower capital requirements compared to our major competitors.

Recent developments

On November 5, 2007, we announced our financial results for the first quarter of fiscal 2008. These financial results included the following:

•	Fifteen consecutive quarters of positive worldwide comparable sales growth, our best comparable sales growth trend in more than a decade, including comparable sales growth of 5.9% for the first quarter of fiscal 2008;

•	Fourteen consecutive quarters of positive comparable sales growth in the United States and Canada, including comparable sales growth of 6.6% for the first quarter of fiscal 2008;

•	All-time high average restaurant sales of $1.22 million for the trailing 12-months ended September 30, 2007;

•	Net income up 23% to $49 million and diluted earnings per share up 17% to $0.35 per share for the first quarter of fiscal 2008 compared to the same period in the prior year;

•	Continued acceleration of worldwide restaurant growth with an increase in net restaurant count of 146 units during the 12-months ended September 30, 2007;

•	Further reduction in debt of $25 million since June 30, 2007 to $846 million as of September 30, 2007; and

•	Payment of our third quarterly cash dividend as a public company of $0.0625 per share.

Corporate information

The Company is a Delaware corporation formed on July 23, 2002. Our global headquarters are located at 5505 Blue Lagoon Drive, Miami, Florida 33126. Our telephone number is (305) 378-3000. Our website is accessible through www.burgerking.com or www.bk.com. Information on, or accessible through, this website is not a part of, and is not incorporated into, this prospectus.

Risk factors

Investing in our common stock involves risks. You are urged to read and consider the risk factors relating to an investment in our company as described in Item 1A of our Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed with the SEC on September 7, 2007, our Quarterly Report on Form 10-Q for the three months ended September 30, 2007 filed with the SEC on November 5, 2007, and Quarterly Reports on Form 10-Q that we subsequently file with the SEC, all of which are incorporated by reference into this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus and any prospectus supplement. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations. A prospectus supplement may also contain an additional discussion of risks applicable to an investment in our company.

Special note regarding
forward-looking statements

In addition to current and historical information, this prospectus and the documents incorporated by reference into this prospectus contain and incorporate by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future operations, prospects, potential products, services, developments and business strategies. These statements can, in some cases, be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “intend”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “project”, “potential”, or “continue” or the negative of such terms or other comparable terminology. These forward-looking statements are only predictions based on our current expectations and projections about future events. Forward-looking statements contained in this prospectus and the documents incorporated by reference include, but are not limited to, the following: statements regarding our ability to achieve and/or exceed our key financial guidance for fiscal 2008; our intent to focus on U.S. sales growth and profitability and expand our international network; our beliefs and expectations regarding system-wide average restaurant sales; our beliefs and expectations regarding franchise restaurants, including their growth potential and our expectations regarding franchisee distress; our expectations regarding opportunities to enhance restaurant profitability and margin improvement; our intention to continue to employ innovative and creative marketing strategies, including the launching of new and limited time offer products; our expectations regarding present and future revenue streams generated through licensed merchandise and grocery snack products; our exploration of initiatives to reduce the initial investment expense, time and uncertainty of new builds; our intention to focus on company restaurant remodels and rebuilds; our estimates regarding our liquidity, capital expenditures and sources of both, and our ability to fund future operations, obligations and strategic initiatives; our expectations regarding restaurant openings/closures and increasing net restaurant count; our beliefs regarding sales performance in the United Kingdom; our estimates regarding the fulfillment of certain volume purchase commitments; our beliefs regarding the effects of the realignment of our European and Asian businesses; our beliefs regarding the Fair and Accurate Credit Transactions Act lawsuit; our expectations regarding the impact of accounting pronouncements; our intention to renew hedging contracts; and our continued efforts to leverage our global purchasing power.

Important factors could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by these forward looking statements. These factors include those risk factors set forth in filings with the SEC, including our annual and quarterly reports, and the following:

•	Our ability to compete domestically and internationally in an intensely competitive industry;

•	Our ability to successfully implement our international growth strategy;

•	Risks related to our international operations;

•	Our continued relationship with, and the success of, our franchisees;

•	Our continued ability, and the ability of our franchisees, to obtain suitable locations and financing for new restaurant development;

•	Increases in our operating costs, including the food and paper products, energy costs and labor costs;

•	Risks related to our business in the United Kingdom, which may continue to experience operating losses, restaurant closures and franchisee financial distress;

•	Risks relating to the loss of any of our major distributors, particularly in those international markets where we have a single distributor, and interruptions in the supply of necessary products to us;

•	Changes in consumer preferences and consumer discretionary spending;

•	The effectiveness of our marketing and advertising programs and franchisee support of these programs;

•	Risks relating to franchisee financial distress which could result in, among other things, restaurant closures, delayed or reduced payments to us of royalties and rents and increased exposure to third parties;

•	Risks related to the renewal of franchise agreements by our U.S. franchisees;

•	Changes in consumer perceptions of dietary health and food safety and negative publicity relating to our products;

•	Our ability to retain or replace executive officers and key members of management with qualified personnel;

•	Our inability to realize our expected tax benefits from the realignment of our European and Asian businesses;

•	Our ability to utilize foreign tax credits to offset our U.S. income taxes due to continuing or increasing losses in the U.K. and other factors, and risks related to the impact of changes in statutory tax rates in foreign jurisdictions on our deferred taxes;

•	Fluctuations in international currency exchange and interest rates;

•	Changes in demographic patterns of current restaurant locations;

•	Our ability to adequately protect our intellectual property;

•	Our ability to successfully estimate the effect on our company of adopting certain accounting pronouncements;

•	Adverse legal judgments, settlements or pressure tactics; and

•	Adverse legislation or regulation.

These risks are not exhaustive and may not include factors which could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We do not undertake any responsibility to update any of these forward-looking statements to conform our prior statements to actual results or revised expectations.

Use of proceeds

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholders. We will not receive any proceeds from these sales. See “Selling stockholders”.

Selling stockholders

The selling stockholders are private equity funds controlled by the Sponsors. In the aggregate, the selling stockholders own approximately 58% of our outstanding common stock, and each of the Sponsors controls private equity funds owning in the aggregate more than 5% of our outstanding common stock. A total of 26,450,000 shares of our common stock are covered for possible sale by the selling stockholders using this prospectus. The table below sets forth information with respect to the selling stockholders, including the names of the selling stockholders, the number of shares beneficially owned by each selling stockholder as of the date of this prospectus, and the maximum number of shares that may be offered for sale by such selling stockholder pursuant to this prospectus.

We have prepared the table based on information given to us by, or on behalf of, the selling stockholders, before the date of this prospectus. Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC, and generally include voting or investment power over the shares. The information does not necessarily indicate beneficial ownership for any other purpose. Information about the selling stockholders may change from time to time. Any changed information given to us by the selling stockholders will be set forth in prospectus supplements or amendments to this prospectus if and when necessary.

Our registration of the shares covered by this prospectus does not necessarily mean that any of the selling stockholders will sell all or any portion of the shares of common stock covered by this prospectus. The selling stockholders may offer and sell all or a portion of their respective shares from time to time, but are under no obligation to offer or sell any of the shares. Because the selling stockholders may sell, transfer or otherwise dispose of all, some or none of the shares of our common stock covered by this prospectus, we cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by the selling stockholders, or the amount or percentage of shares of our common stock that will be held by the selling stockholders upon termination of any particular offering. See “Plan of distribution.” For purposes of the table below, we assume that the selling stockholders will sell all their shares of common stock covered by this prospectus.

	Prior to the Offering			After the Offering
				(assuming all shares being offered
				hereby are sold)

	Common Stock, par value
	$.01 per share

			Number
			of Shares
			being
Name and Address of	Number of	Percentage of	registered	Number of	Percentage of
Selling Stockholder	Shares	Class	for resale	Shares	Class

Investment funds affiliated with Bain Capital Investors, LLC(a)	25,274,221	18.7%	8,464,000	16,810,221	12.4%
c/o Bain Capital Partners 111 Huntington Avenue Boston, MA 02199

The Goldman Sachs Group, Inc.(b)(c)(d)	25,293,763	18.7%	8,464,000	16,829,763	12.4%
85 Broad Street
New York, NY 10004

TPG BK Holdco LLC(e)	28,433,497	21.0%	9,522,000	18,911,497	14.0%
c/o TPG Capital, L.P.
301 Commerce Street
Suite 3300 Fort Worth, Texas 76102

(a)	The shares included in the table consist of: (i) 19,573,261 shares of common stock owned by Bain Capital Integral Investors, LLC, whose administrative member is Bain Capital Investors, LLC (“BCI”); (ii) 5,594,182 shares of common stock owned by Bain Capital VII Coinvestment Fund, LLC, whose sole member is Bain Capital VII Coinvestment Fund, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is BCI and (iii) 106,778 shares of common stock owned by BCIP TCV, LLC, whose administrative member is BCI. Certain partners and other employees of Bain Capital entities may make a contribution of shares of common stock to one or more charities prior to this offering. In such case, a recipient charity, if it chooses to participate in the offering, will be the selling stockholder with respect to the donated shares.

(b)	The Goldman Sachs Group, Inc., and certain affiliates, including, Goldman, Sachs & Co., may be deemed to directly or indirectly own the shares of common stock which are owned directly or indirectly by investment partnerships, which we refer to as the Goldman Sachs Funds, of which affiliates of The Goldman Sachs Group, Inc. and Goldman Sachs & Co. are the general partner, managing limited partner or the managing partner. Goldman, Sachs & Co. is the investment manager for certain of the Goldman Sachs Funds. Goldman, Sachs & Co. is a direct and indirect, wholly owned subsidiary of The Goldman Sachs Group, Inc. The Goldman Sachs Group, Inc., Goldman, Sachs & Co. and the Goldman Sachs Funds share voting and investment power with certain of their respective affiliates. Shares beneficially owned by the Goldman Sachs Funds consist of: (i) 13,205,404 shares of common stock owned by GS Capital Partners 2000, L.P.; (ii) 4,798,340 shares of common stock owned by GS Capital Partners 2000 Offshore, L.P.; (iii) 551,956 shares of common stock owned by GS Capital Partners 2000 GmbH & Co. Beteiligungs KG; (iv) 4,193,173 shares of common stock owned by GS Capital Partners 2000 Employee Fund, L.P.; (v) 194,258 shares of common stock owned by Bridge Street Special Opportunities Fund 2000, L.P.; (vi) 388,516 shares of common stock owned by Stone Street Fund 2000, L.P.; (vii) 647,526 shares of common stock owned by Goldman Sachs Direct Investment Fund 2000, L.P.; (viii) 750,834 shares of common stock owned by GS Private Equity Partners 2000, L.P.; (ix) 258,091 shares of common stock owned by GS Private Equity Partners 2000 Offshore Holdings, L.P.; and (x) 286,127 shares of common stock owned by GS Private Equity Partners 2000-Direct Investment Fund, L.P.

(c)	Goldman, Sachs & Co. beneficially owns directly and The Goldman Sachs Group, Inc. may be deemed to beneficially own indirectly 10,000 shares of common stock. Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. may each be deemed to beneficially own indirectly, in the aggregate, 25,274,225 common stock through certain limited partnerships described in footnote (b), of which affiliates of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. are the general partner, managing general partner, managing partner, managing member or member. Goldman, Sachs & Co. is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is the investment manager of certain of the limited partnerships.

(d)	The Goldman Sachs Group, Inc. may be deemed to beneficially own 9,538 shares of common stock pursuant to the 2006 Omnibus Incentive Plan (the “2006 Plan”), consisting of 4,769 deferred shares granted to each of Sanjeev K. Mehra and Adrian M. Jones, each a managing director of Goldman, Sachs & Co., in their capacity as directors of the Company. Each of Sanjeev K. Mehra and Adrian M. Jones has an understanding with The Goldman Sachs Group, Inc. pursuant to which he holds such deferred shares for the benefit of The Goldman Sachs Group, Inc. Each grant of 4,769 deferred shares is fully vested. The deferred shares will be settled upon termination of board service. Each of Goldman, Sachs & Co. and The Goldman Sachs Group, Inc. disclaims beneficial ownership of the deferred shares of common stock except to the extent of its pecuniary interest therein.

(e)	The shares included in the table are directly held by TPG BK Holdco LLC. TPG Advisors III, Inc., a Delaware corporation (“Advisors III”), is the general partner of TPG GenPar III, L.P., a Delaware limited partnership, which in turn is the sole general partner of TPG Partners III, L.P., a Delaware limited partnership which in turn is the managing member of TPG BK Holdco LLC. David Bonderman and James Coulter are the sole shareholders and directors of Advisors III, and therefore, David Bonderman, James Coulter and Advisors III may each be deemed to beneficially own the shares directly held by TPG BK Holdco LLC.

Certain relationships

In connection with our acquisition of Burger King Corporation or BKC, we entered into a management agreement, dated December 13, 2002, with the Sponsors and the selling stockholders, pursuant to which we agreed to pay the Sponsors a quarterly management fee not to exceed 0.5% of the prior quarter’s total revenues. For each of fiscal 2005 and 2006, we paid approximately $9 million each year in quarterly management fees, which were paid as compensation to the Sponsors for monitoring our business through board of director participation, executive team recruitment, interim senior management services that were provided from time-to-time and other services consistent with arrangements with private equity funds. In connection with our initial public offering in May 2006, we paid a one-time management agreement termination fee of $30 million which was split equally among the three Sponsors.

On February 21, 2006, we paid a special cash dividend in the aggregate amount of $367 million, or $3.42 per share, to holders of record of our common stock on February 9, 2006. Of the total amount paid, the private equity funds controlled by TPG Capital, Bain Capital Partners and the Goldman Sachs Fund received approximately $129 million, $115 million and $115 million, respectively.

In order to finance, in part, our acquisition of BKC, we issued $212.5 million in payment-in-kind, or PIK, notes to the selling stockholders on December 13, 2002. The PIK notes accreted interest at a rate of 9% per annum. Our interest expense on the PIK notes totaled $23 million in fiscal 2005. On July 13, 2005, we repaid the PIK notes in full, including accreted interest, as part of the refinancing of our indebtedness.

Prior to becoming a public company, we reimbursed the Sponsors for certain travel-related expenses of their employees in connection with meetings of our board of directors and other meetings related to the management and monitoring of our business by the Sponsors. During fiscal 2005 and 2006, we paid approximately $496,000 and $214,000, respectively, in total expense reimbursements to the Sponsors. During fiscal 2007, we reimbursed the Sponsors for certain travel-related expenses of their employees who are members of our Board in connection with meetings of the Board of Directors in amounts that are consistent with amounts reimbursed to the non-Sponsor directors. In addition, during fiscal 2006, we paid on behalf of the Sponsors approximately $500,000 in legal fees and expenses to Cleary Gottlieb Steen & Hamilton LLP that were incurred by the Sponsors in connection with their management of us and arrangements between us and the Sponsors.

Under the terms of a shareholders’ agreement among the Company, BKC and the selling stockholders, we paid on behalf of the selling stockholders approximately $90,000 in legal fees in connection with our initial public offering. We also paid approximately $870,000 of expenses on behalf of the selling stockholders in connection with a secondary offering in February 2007, including registration and filing fees, printing fees, accountants’ and attorney’s fees and “road-show” expenses. See “Plan of Distribution” for more information about the shareholders’ agreement.

The shareholders’ agreement also provides for (i) the right of each Sponsor to appoint two members to our Board, (ii) the right for each Sponsor, with respect to each committee of the Board other than the Audit Committee, to have at least one Sponsor director on each committee, for Sponsor directors to constitute a majority of the membership of each committee and for the chairman of the committees to be a Sponsor director, (iii) drag-along and tag-along rights and transfer restrictions, (iv) shelf, demand and piggyback registration rights and (v) the payment of expenses and the grant of certain indemnities relating to those registration rights. A Sponsor’s right to appoint directors will be reduced to one director if the stock ownership of the private equity funds controlled by that Sponsor drops to less than 10% of our outstanding common stock, and will be eliminated if the stock ownership of the private equity funds controlled by that Sponsor drops to less than 2% of our outstanding common stock. The right to appoint directors to board committees terminates if the private equity funds controlled by the Sponsors no longer collectively beneficially own 30% or more of our outstanding common stock. Six of our current directors, Messrs. Balson, Bonderman, Boyce, Jones, Mehra and Pagliuca, were appointed pursuant to the shareholders’ agreement.

Goldman, Sachs & Co., an affiliate of the Goldman Sachs Funds, participated as one of the joint book-running managers of our initial public offering in May 2006 and the secondary offering by the selling stockholders in February 2007.

A “change in control” of the Company is an event of default under the credit agreement for our senior secured debt. One of the events that will trigger a change in control of the Company under the credit agreement is (i) the acquisition by any person or group (within the meaning of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the SEC rules promulgated thereunder), other than the Sponsors, the selling stockholders or any other affiliates of the Sponsors (other than the Company and its subsidiaries), of more than 25% of either the aggregate ordinary voting power or the aggregate equity value of the Company, if (ii) the Sponsors, the selling stockholders and any other affiliates of the Sponsors collectively own a lesser percentage of either the aggregate ordinary voting power or the aggregate equity value of the Company than such person or group.

Plan of distribution

We are registering 26,450,000 shares of our common stock pursuant to this Registration Statement on Form S-3, or the “Registration Statement”, which includes this prospectus and any prospectus supplement, if necessary, to permit the resale of these shares of common stock by the selling stockholders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of our common stock by the selling stockholders.

The selling stockholders and their pledgees, assignees, donees or other successors-in-interest may sell shares of our common stock from time to time as market conditions permit, on the New York Stock Exchange, any other exchange or automated interdealer quotation system on which the shares may be listed, in the over-the-counter market, or in private transactions, directly or through one or more underwriters, broker-dealers or agents, at fixed prices, prevailing market prices or varying prices related to such prevailing market prices at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	Purchases by underwriters, brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent;

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	One or more block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction or, in crosses, in which the same broker acts as agent on both sides;

•	Purchases by a broker-dealer (including a specialist or market maker) as principal and resale by such broker-dealer for its account;

•	Privately negotiated transactions without a broker-dealer;

•	An exchange transaction in accordance with the rules of any stock exchange on which the shares are listed;

•	Short sales made after the date of this prospectus or transactions to cover short sales made after the date of this prospectus relating to the shares;

•	Through the writing of options on the securities whether or not the options are listed on an options exchange, or by entering into swaps or other derivatives;

•	The pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	Distributions of the shares to creditors, partners, members or stockholders by the selling stockholders;

•	Sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	Any combination of the foregoing, or by any other method permitted by applicable law.

The selling stockholders may enter into sale, forward sale and derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those sale, forward sale or derivative transactions, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions and by issuing securities that are not covered by this prospectus but are exchangeable for or represent beneficial interests in the shares. The third parties may use shares received under those sale, forward sale, or derivative arrangements or shares pledged by the selling stockholders or borrowed from the selling stockholders or others to settle such third party sales or to close out any related open borrowings of shares. The third parties may deliver this prospectus in connection with any such transactions. Any third party in such sale transactions may be an underwriter and, if required, will be identified in the applicable prospectus supplement (or a post-effective amendment to the registration statement of which this prospectus forms a part).

The selling stockholders may enter into hedging transactions with broker-dealers in connection with the distribution of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell shares short and redeliver shares to close out such short positions. We have advised the selling stockholders that they may not use shares registered under this Registration Statement to cover short sales of common stock made prior to the date on which the Registration Statement became effective. The selling stockholders also may enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. The selling stockholders also may loan, pledge or grant a security interest in some or all of the shares, and the borrower or pledgee may sell or otherwise transfer the shares so loaned, pledged or secured pursuant to this prospectus. From time to time, the selling stockholders may also transfer or donate their shares and each transferee, or donee, will be deemed to be a selling stockholder for purposes of this prospectus. Any pledge, secured party, transferee or donee that a selling stockholder intends to offer or sell shares to through this prospectus will be named in a prospectus supplement, if required.

In addition, the selling stockholders may elect to sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, as amended, or “Securities Act”, or any other available exemption from required registration under the Securities Act, provided that they meet the criteria and conform to the requirements of such exemptions rather than pursuant to this prospectus.

Underwriters, broker-dealers, or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Underwriters, broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular underwriter, broker-dealer or agent may be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales.

At the time a particular offer of shares is made by one or more of the selling stockholders, a prospectus supplement, if required, will be distributed to set forth the terms of the specific offering of the shares, including:

•	the name of the selling stockholders;

•	the names of participating broker-dealer(s);

•	the aggregate number of shares offered;

•	the price at which such shares are being sold;

•	the proceeds to the selling stockholders from the sale of such shares;

•	the specific plan of distribution for such shares;

•	the names of the underwriters or agents, if any;

•	any underwriting discounts, agency fees, or other compensation to underwriters or agents;

•	any discounts or concessions allowed or paid to dealers; and

•	any other facts material to the transaction.

The selling stockholders and any underwriter, broker-dealer or agent that is involved in selling the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with such sales. In such event, any profits realized or commissions received by such underwriter, broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling stockholders may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholders will act independently of us in making decisions regarding the timing, manner and size of each sale. There can be no assurance that all or any of the shares will be offered by the selling stockholders. We know of no existing arrangements between any selling stockholders and any broker, dealer, finder, underwriter or agent relating to the sale or distribution of the shares.

The shares covered by this prospectus are being registered pursuant to the provisions of a shareholders’ agreement between us and the selling stockholders. Under the terms of the shareholders’ agreement, we will pay all expenses of the registration of the shares of common stock, including SEC filing fees, printing fees, all applicable rating agency fees, all reasonable fees and disbursements of one law firm selected by the Sponsors, and expenses of any special experts retained by us, and all expenses related to any “road show” for an underwritten offering, except that the selling stockholders will pay all discounts and selling commissions, if any. Our expenses for the registration of the shares of common stock are estimated to be $121,876.

The shareholders’ agreement includes customary indemnification provisions in favor of all shareholders or transferees that are party to the shareholders’ agreement, the related parties and the controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act of such shareholders against liabilities under the Securities Act incurred in connection with the registration of any of our debt or equity securities. We agreed to reimburse these persons for any legal or other expenses incurred in connection with investigating or defending any such liability, action or proceeding, except that we will not be required to indemnify any of these persons or reimburse related legal or other expenses if such loss or expense arises out of or is based on any untrue statement or omission made in reliance upon and in conformity with written information provided by these persons. If, for any reason, such indemnification is unavailable to an indemnified party or insufficient in respect of any covered losses, we have agreed to contribute to the amount paid or payable by such indemnified party as a result of such losses in such proportion as is appropriate to reflect our relative fault as well as any other relevant equitable considerations.

The selling stockholders, and any other person participating in the distribution of the shares registered pursuant to the registration statement, will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act. Regulation M may limit the timing of purchases and sales of any of the shares by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

In connection with an underwritten offering of shares under this prospectus, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the securities while an offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased securities sold by or for the account of that underwriter in stabilizing or short-covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares offered under this prospectus. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an automated quotation system or in the over-the-counter market or otherwise.

Agents and underwriters may be entitled under agreements entered into with us or the selling stockholders to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, may engage in transactions with, or perform services for, us and the selling stockholders in the ordinary course of business.

Once sold under this Registration Statement, the shares will be freely tradeable in the hands of persons other than our affiliates.

Legal matters

Certain legal matters with respect to the validity of the shares will be passed upon for us by Holland & Knight, LLP, Miami, Florida.

Experts

The consolidated financial statements of Burger King Holdings, Inc and subsidiaries as of June 30, 2007 and 2006, and for each of the years in the three-year period ended June 30, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of June 30, 2007 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report of KPMG LLP covering the June 30, 2007 consolidated financial statements refers to changes in the accounting for defined benefit pension and other postretirement plans and a change in method of accounting for share-based payments in fiscal 2007.

Where you can find additional information

We file current, quarterly and annual reports, proxy statements and other information required by the Exchange Act with the SEC. You may read and copy any of these filed documents at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s Internet site at http://www.sec.gov.

Our website is http://www.bk.com (it is not intended to be an active hyperlink in this prospectus). We make available free of charge on our website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, proxy statements and other information as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained on, connected to or that can be accessed via our website is not part of this prospectus.

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of that Registration Statement, does not include all the information contained in that Registration Statement and its exhibits. For further information with respect to us and our common stock, you should consult the Registration Statement and its exhibits.

Incorporation of certain documents
by reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to documents containing that information. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed by us with the SEC and any future filings we will make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete or terminated:

(i)	Annual Report on Form 10-K for the fiscal year ended June 30, 2007 filed with the SEC on September 7, 2007;

(ii)	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed with the SEC on November 5, 2007;

(iii)	Current Reports on Form 8-K filed with the SEC on September 18, 2007 and October 26, 2007; and

(iv)	The description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on May 9, 2006, including any amendments or reports filed for the purpose of updating such description.

We will provide to you without charge a copy of all documents incorporated by reference into this prospectus, including any exhibits to such documents that are specifically incorporated by reference in those documents. You may request copies by writing or telephoning us at our Investor Relations Department, Burger King Holdings, Inc., 5505 Blue Lagoon Drive, Miami, Florida 33126, telephone number (305) 378-3000.

Statements contained in this prospectus concerning the provisions of any documents are necessary summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the SEC. The Registration Statement and any of its amendments, including exhibits filed as a part of this Registration Statement or an amendment to the Registration Statement, are available for inspection and copying as described above.

18,000,000 Shares

Burger King Holdings, Inc.

Common Stock

Prospectus Supplement

November 13, 2007

Goldman, Sachs & Co.
JPMorgan
Morgan Stanley
Banc of America Securities LLC
Bear, Stearns & Co. Inc.
Citi
Wachovia Securities
The Williams Capital Group, L.P.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the accompanying prospectus, respectively, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sale of the common stock.